   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2000
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             BEYOND.COM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 7375                                94-3212136
    (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                            3200 PATRICK HENRY DRIVE
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 855-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RONALD S. SMITH
                            CHIEF EXECUTIVE OFFICER
                             BEYOND.COM CORPORATION
                            3200 PATRICK HENRY DRIVE
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 855-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                            RICHARD SCUDELLARI, ESQ.
                            MORRISON & FOERSTER LLP
                               755 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 813-5600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF                   AMOUNT TO BE        OFFERING PRICE          AGGREGATE
           SECURITIES TO BE REGISTERED                  REGISTERED            PER UNIT          OFFERING PRICE
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share..........    Up to 7,469,588            (2)            $40,000,000(3)
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share..........      600,000(4)               (4)              $150,000(1)
-----------------------------------------------------------------------------------------------------------------
Total.............................................    Up to 8,069,588                             $40,150,000
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------
              TITLE OF EACH CLASS OF                     AMOUNT OF
           SECURITIES TO BE REGISTERED               REGISTRATION FEE
--------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share..........      $10,560.00
----------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share..........        $39.60
-----------------------------------------------------------------------------------------------------------------
Total.............................................      $10,599.60
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. The proposed maximum aggregate offering price for these shares is based upon the average of the high and low reported prices of the registrant's common stock on December 20, 2000.

(2) The price per share of common stock will vary based on the volume-weighted average daily price of the Registrant's common stock during the drawdown periods as set forth in the common stock purchase agreement described in this registration statement. The purchase price during any drawdown period will be equal to 95% of the volume-weighted average daily price for each trading day within such drawdown pricing period.

(3) This represents the maximum purchase price that Investwell Investments Limited is obligated to pay to the Registrant under the common stock purchase agreement described in this registration statement. The maximum net proceeds the Registrant can receive is $40,000,000, less a 2% cash placement fee payable to its Placement Agent, Ladenburg Thalmann & Co. Inc. and $1,500 in escrow fees and expenses for each drawdown.

(4) Consists of 300,000 shares issuable upon the exercise of a stock purchase warrant issued to Ladenburg Thalmann & Co. Inc. and 300,000 shares issuable upon the exercise of a warrant issued to Investwell Investments Limited. The exercise price per share of these warrants is $0.8984. These warrants may be exercised until October 30, 2003.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 22, 2000

PRELIMINARY
PROSPECTUS

                                8,069,588 SHARES

                               [BEYOND.COM LOGO]

                                  COMMON STOCK
                           -------------------------

     All of the shares of common stock covered by this prospectus may be offered by Investwell Investments Limited ("Investwell") and Ladenburg Thalmann & Co. Inc. ("Ladenburg"). Of the shares of common stock that may be offered, up to 7,469,588 shares may be issued to Investwell pursuant to the common stock purchase agreement described in this prospectus.

     Investwell and Ladenburg may each offer up to 300,000 shares of common stock issuable upon the exercise of stock purchase warrants. These shares are being registered for resale.

     We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. However, we will receive an amount equal to the sale price of any shares of common stock that we sell to Investwell under the common stock purchase agreement described in this prospectus. We also will receive the proceeds payable upon the exercise for cash of the stock purchase warrants described in this prospectus.

     The registration of the shares of our common stock that may be offered pursuant to this prospectus does not necessarily mean that any of these shares will be ultimately offered and sold.

     Investwell and Ladenburg may offer shares of our common stock on The Nasdaq National Market, in negotiated transactions or otherwise, or by a combination of these methods. Investwell and Ladenburg may sell the shares through broker-dealers who may receive compensation from Investwell or Ladenburg in the form of discounts or commissions. Investwell is deemed to be an "underwriter" within the meaning of the Securities Act of 1933 in connection with the sale of shares issued pursuant to the common stock purchase agreement described in this prospectus. Ladenburg may be deemed to be an underwriter with respect to the 300,000 shares which may be sold by it. We will pay the costs of registering the shares of common stock under this prospectus, including legal fees.

     Our common stock is listed on The Nasdaq National Market under the symbol "BYND." The last reported sales price for our common stock on The Nasdaq National Market on December 21, 2000 was $.1875 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                           -------------------------

                  The date of this prospectus is December   , 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    7
Special Note on Forward Looking Statements..................   19
Use of Proceeds.............................................   20
Price Range of Common Stock.................................   20
Dividend Policy.............................................   20
Capitalization..............................................   21
Determination of Offering Price.............................   22
Selected Consolidated Financial Data........................   23
Management's Discussion And Analysis of Financial Condition
  And Results of Operations.................................   24
Business....................................................   32
Management..................................................   40
Certain Relationships and Related Transactions..............   45
Principal Stockholders......................................   47
Description of Capital Stock................................   48
Shares Eligible for Future Sale.............................   49
Selling Stockholders........................................   54
Plan of Distribution........................................   55
Legal Matters...............................................   58
Experts.....................................................   58
Where You Can Find Additional Information...................   58
Index to Consolidated Financial Statements..................  F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

     Until                , 2000 (25 days after the commencement of this
offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision.

                                  OUR COMPANY

     We are an e-commerce services provider that builds and manages eStores for businesses and sells software and computer related products to the government, corporate and consumer markets. Additionally, we operate our own online store, where customers can find an extensive selection of software and computer related products and services.

ESTORE GROUP

     Our eStore Group offers software developers, hardware manufacturers and systems original equipment manufacturers full-service Web stores that can be rapidly and more economically implemented than if those enterprise businesses had developed similar websites internally. Businesses can choose from an array of services, including website design and construction, transaction processing, physical and electronic order fulfillment, customer support, marketing and merchandising support. Our current eStore customers include CADopia, Inprise/Borland, McAfee.com, Microsoft, Palm Computing and Telex.

GOVERNMENT SYSTEMS GROUP

     Our Government Systems Group provides digitally downloadable software and related services to a list of United States Government agencies including the Internal Revenue Service, Office of the Comptroller of the Currency, Bureau of Engraving and Printing, Office of Thrift Supervision, Defense Logistics Agency, National Imagery and Mapping Agency, Patent and Trademark Office, Department of Treasury and the Department of Defense.

WEBSITE

     Our online store offers customers a comprehensive selection of software and computer related products, customer reviews, customer service and competitive prices. We deliver software to customers by physically delivering the shrink-wrap software package or over the Internet via digital download.

STRATEGIC REFOCUS

     At the end of the third quarter of 1999, we made a strategic decision to refocus our business from a consumer retail focused company to a business-to-business e-commerce services company. With this new direction, we have focused our resources and expertise on our eStore and Government Systems Groups. We believe that these two segments have revenue growth and profit potential. While we are still engaged in the sale of software and computer related products via the Beyond.com website, we do not intend to spend significant advertising dollars or company resources to attract new customers to the website as we have in the past. As part of this refocus, we reduced our workforce by approximately 75 employees in January 2000, or approximately 20% of total workforce, consolidated facilities and disposed of excess capital assets. Additionally, we have terminated marketing agreements focused on generating consumer sales with AOL, CNET, Excite, Network Associates, Roadrunner, Yahoo! and ZDNet at a cost of approximately $10.1 million in termination fees and associated prepaid and intangible assets write-offs. These costs were recorded as part of a restructuring charge of $13.7 million in the first quarter of 2000. The workforce reduction, facilities consolidation and termination of marketing agreements have lowered operating expenses and reduced cash obligations for the remainder of fiscal 2000 as compared to the same period in fiscal 1999. As of September 30, 2000, we have reduced our headcount by approximately 48% from 389 employees as of December 31, 1999. For the quarter ending September 30, 2000, our operating expenses were approximately 49% less than operating expenses in the same quarter a year ago. We are committed to business process and productivity improvement and expect to effect further reductions in operating expenses and cash obligations.

CORPORATE INFORMATION

     We were incorporated in California in 1994 as CyberSource Corporation and changed our name to software.net Corporation in April 1998. In June 1998, we were reincorporated in Delaware as software.net Corporation. In December 1998, we changed our name from software.net Corporation to Beyond.com Corporation. Our headquarters are located at 3200 Patrick Henry Drive, Santa Clara, California 95054, and our telephone number is (408) 855-3000. We maintain a World Wide Web site address at www.beyond.com. The reference to this World Wide Web site address does not constitute incorporation by reference of the information contained therein.

                                  THE OFFERING

Common stock offered................     up to 8,069,588 shares

Common stock to be outstanding after
this offering.......................     up to 53,226,747 shares(1)

Nasdaq National Market symbol.......     BYND
-------------------------
(1) Excludes 5,632,716 shares of common stock issuable upon exercise of options outstanding as of December 15, 2000 under our 1995, 1998 and 1999 Stock Option Plans, the 600,000 shares of common stock issuable upon exercise of the stock purchase warrants issued to Ladenburg and Investwell and the 358,423 shares of common stock issuable upon exercise of the stock purchase warrant issued to AOL.

     On October 30, 2000, we entered into a common stock purchase agreement with Investwell Investments Limited, a British Virgin Islands corporation. This agreement establishes what is sometimes termed an equity line or an equity drawdown facility.

     Under the common stock purchase agreement, Investwell has committed to purchase up to $40.0 million of our common stock upon our request over a 12 month period, which we have the right to extend for an additional 12 months. Once every 22 trading days, we may request a drawdown of up to $5.0 million. The maximum amount that we can drawdown upon each request will be determined by the volume-weighted average price of our common stock for the three months prior to our request and the total trading volume of our common stock for the three month period prior to our request. Each drawdown must be for at least $100,000.

     Each 22 trading day drawdown period is divided into two separate 11 trading day settlement periods. At the end of each 11 trading day settlement period following a drawdown request, the final drawdown amount is adjusted if the volume-weighted average stock price during that 11 trading day period is below a threshold price that we set at the time that we request the drawdown. We then use the formulas set forth in the common stock purchase agreement to determine the number of shares that we will issue to Investwell in return for cash. We settle the issuance of such shares to Investwell at the end of each 11 trading day period within the 22 trading day drawdown period.

     The formulas for determining the final drawdown amounts, the number of shares that we issue to Investwell and the price per share paid by Investwell are described in detail in this prospectus beginning on page 50. The aggregate total of all drawdowns under the equity drawdown facility cannot exceed $40.0 million and no single draw can exceed $5.0 million. We are under no obligation to request a draw for any period.

     The per share dollar amount that Investwell will pay for our common stock for each drawdown will include a 5% discount to the average daily market price of our common stock for the 22 trading day period after our drawdown request, weighted by trading volume. We will receive the amount of the drawdown less an escrow agent fee of $1,500 and a 2% placement fee payable to the placement agent, Ladenburg Thalmann & Co. Inc., which introduced Investwell to us. Ladenburg is a registered broker dealer. It is not obligated to purchase any of our shares, but as an additional placement fee, we have issued to Ladenburg a stock purchase warrant to purchase 300,000 shares of our common stock at an exercise price of $0.8984 per share based on 125% of the closing stock price on October 27, 2000. The common stock issuable upon exercise of the stock purchase warrant issued to Ladenburg is included in the registration statement of which this prospectus is a part.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                              ------------------------------   -------------------
                                               1997       1998       1999        1999       2000
                                              -------   --------   ---------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net revenues................................  $16,806   $ 36,650   $ 117,282   $ 82,020   $ 91,085
Gross profit................................    1,933      5,576      15,992     11,211     12,336
Operating expenses:
  Research and development..................    1,060      4,140      10,385      7,103      6,745
  Sales and marketing.......................    1,696     27,206      81,349     61,359     35,329
  General and administrative................    1,087      3,801      12,319      8,390      9,321
  Goodwill and deferred compensation
     amortization...........................       --      1,565      36,745     25,105     29,841
  Restructuring.............................       --         --          --         --     13,707
                                              -------   --------   ---------   --------   --------
     Total operating expenses...............    3,843     36,712     140,798    101,957     94,943
Interest and other income, net..............      167         63          41        (10)    (2,500)
                                              -------   --------   ---------   --------   --------
Loss from continuing operations.............   (1,743)   (31,073)   (124,765)   (90,756)   (85,107)
Net loss....................................  $(5,359)  $(31,073)  $(124,765)  $(90,756)  $(39,931)
                                              =======   ========   =========   ========   ========
Basic and diluted net loss per share(1).....  $ (0.61)  $  (1.65)  $   (3.67)  $  (2.73)  $  (1.06)
                                              =======   ========   =========   ========   ========
Number of shares used in computing basic and
  diluted net loss per share(1).............    9,000     18,900      34,039     33,259     37,798
                                              =======   ========   =========   ========   ========

                                                                                       SEPTEMBER 30,
                                                     DECEMBER 31,    SEPTEMBER 30,         2000
                                                         1999            2000         AS ADJUSTED(2)
                                                     ------------    -------------    ---------------
CONSOLIDATED BALANCE SHEET DATA
Cash, cash equivalents and short-term
  investments......................................    $ 66,313        $ 14,483          $ 15,570
Working capital....................................      68,093          14,902            15,989
Total assets.......................................     220,376         143,538           144,625
Long-term obligations, net of current portion......      63,260          17,514            17,514
Stockholders' equity...............................     127,512          91,419            92,506

-------------------------
(1) For an explanation of the calculation of per share amounts, see Note 1 of Notes to Consolidated Financial Statements.

(2) The as adjusted data gives effect to the sale of the common stock offered hereby as of December 21, 2000, after deduction of the estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to purchase shares of our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, then they could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock could decline.

POTENTIAL DELISTING OF OUR COMMON STOCK.

     Our common stock trades on the Nasdaq National Market which has certain compliance requirements for continued listing of common stock. If the minimum closing bid price per share of our common stock is less than $1.00 for a period of 30 consecutive business days, our shares may be delisted from the Nasdaq National Market following a 90 day notice period during which the minimum closing bid price must be $1.00 or above per share for a period of 10 consecutive business days, if we do not file an appeal. At November 14, 2000, the minimum closing bid price of our common stock had been less than $1.00 for more than 30 consecutive business days. On November 16, 2000, we received a letter from Nasdaq indicating that unless the minimum bid price for our common stock returned to at least $1.00 per share for at least 10 consecutive trading days prior to February 14, 2001, our shares will be delisted from the Nasdaq National Market on February 16, 2001. Thus, if we cannot meet the preceding test by February 14, 2001, our shares could be delisted from the Nasdaq National Market on February 16, 2001, if we do not file an appeal. We anticipate that we would appeal any determination to delist our common stock from the Nasdaq National Market and will take actions as we deem necessary to attempt to increase our stock price to over $1.00. The result of delisting from the Nasdaq National Market could be a reduction in the liquidity of any investment in our common stock and an adverse effect on the trading price of our common stock. Delisting could also reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. This lack of liquidity would make it more difficult for us to raise capital in the future.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND WE MAY BE UNABLE TO ACCESS OUR EQUITY DRAWDOWN FACILITY.

     We currently anticipate that our available cash resources combined with the maximum drawdown pursuant to the equity drawdown facility will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. However, if our stock price and trading volume stay at current levels, then we will not be able to drawdown all $40 million pursuant to the common stock purchase agreement and if we are unable to secure other types of financing, our available cash resources may only meet our requirements through February or March of 2001. Also, if our common stock is delisted from the Nasdaq National Market, we may be prohibited from drawing down pursuant to the common stock purchase agreement. In addition, business and economic conditions may not make it feasible to drawdown pursuant to the common stock purchase agreement at every opportunity. We are in the process of raising additional capital to supplement our working capital requirements, however, we cannot guarantee that these efforts will be successful. We may also need to raise additional capital to fund more rapid expansion, to develop new services and to enhance existing services to respond to competitive pressures. We may also not be able to obtain additional financing from other sources on terms favorable to us, if at all. If adequate funds are not available or are not available on terms favorable to us, we may not be able to continue to operate our business pursuant to our business plan.

OUR STOCK PRICE MAY DECLINE IF WE DRAW ON THE EQUITY DRAWDOWN FACILITY ESTABLISHED BY THE COMMON STOCK PURCHASE AGREEMENT DESCRIBED IN THIS PROSPECTUS.

     If we draw on the equity drawdown facility, then Investwell will have the right to resell the shares purchased in connection with the drawdown. Sales by Investwell of our common stock in the public market could cause our stock price to decline. The shares of our common stock that we are registering in this offering will be able to be sold in the public market upon the effectiveness of the registration statement of which this prospectus is a part. Investwell could purchase and resell up to approximately 14% of our common stock outstanding at December 15, 2000 during the 12 months following the effectiveness of the registration statement of which this prospectus is a part. Sales of a substantial number of shares of our common stock could cause our stock price to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. Furthermore, to the extent the price of our common stock decreases, we will be required to issue more shares of common stock to Investwell for any given dollar amount that we draw from the equity drawdown facility. This downward pressure on the stock price could encourage short sales, which could place additional downward pressure on the price of our common stock.

THE ISSUANCE OF SHARES TO INVESTWELL UNDER THE EQUITY DRAWDOWN FACILITY MAY CAUSE SIGNIFICANT DILUTION IN THE VALUE OF OUR COMMON STOCK.

     The shares of our common stock issuable to Investwell under the equity drawdown facility will be issued at a 5% discount to the volume-weighted average daily price of our common stock during the applicable drawdown period. The issuance of shares to Investwell will therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. Depending on the extent to which we draw on the equity drawdown facility, we may be required to register additional shares for resale, which could have a further dilutive effect on the value of our common stock.

IF WE DO NOT OBTAIN SUBSTANTIAL AMOUNTS OF CAPITAL FOR DEBT SERVICE, THEN WE MAY NOT REPAY THE OUTSTANDING NOTES IN 2003.

     As of December 15, 2000, we have outstanding indebtedness in the principal amount of $25,136,000. Unless we successfully secure additional financing, it is not likely that we will have sufficient cash to fund scheduled payments of principal on our outstanding notes. We will not meet these cash requirements out of cash flow from operations. We also may not obtain alternative financing.

     We could attempt to refinance our outstanding notes if our cash flow from operations is insufficient to repay them at maturity. However, a refinancing might not be available on terms acceptable to us, or at all. If we fail to make necessary payments on the outstanding notes, then we will be in default under the terms of the outstanding notes, and may be in default under agreements controlling our other indebtedness, if any. Any default by us under the outstanding notes or on other indebtedness would adversely affect our financial condition and operations.

WE OPERATE IN A RELATIVELY NEW AND POTENTIALLY VOLATILE INDUSTRY.

     Historically, our business has focused primarily on the online resale of commercial off-the-shelf computer software to consumers, small businesses and large enterprises. In January 2000, we refocused our business from a consumer oriented business model to an e-commerce services provider model that we refer to as our eStore Group. This is a relatively new and potentially volatile industry and as such, we cannot give any assurances that we will be able to successfully build this business.

     We must successfully execute our business strategy. This entails adding new eStore clients in the software and computer peripherals markets while adding additional high margin services that are valued by our customers. We cannot be certain that we can accomplish these objectives or that our current business strategy will be successful.

     Because we have refocused our business model to an e-commerce services provider model from a consumer oriented business model, our operating history prior to the second quarter of fiscal 2000 does not provide meaningful information upon which you may evaluate our business and prospects. We incurred net losses of approximately $203.4 million from inception of our business in 1994 through September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $207.1 million. Although our operating losses have significantly decreased quarter over quarter during the last two quarters, we expect to continue to incur losses and negative cash flow for at least the next five quarters on an earnings before interest, taxes, depreciation and amortization ("EBITDA") basis. Because we have planned expenses and relatively low gross margins, our ability to become profitable depends on our ability to generate and sustain higher net revenues. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

     We base our current and future expense levels, which are largely fixed, on our operating plans and estimates of future revenues. Our sales and operating results are difficult to forecast, because they generally depend on the volume and timing of the orders that we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. A shortfall in revenues will harm significantly our business and operating results. In view of the rapidly evolving nature of our business, we have difficulty forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. If we cannot achieve and sustain operating profitability or positive cash flow from operations, then we may not meet our working capital requirements, which would adversely affect our business and may cause us to go out of business.

WE DEPEND ON THE CONTINUED SERVICE OF KEY PERSONNEL WHOSE EXPERTISE WOULD BE DIFFICULT TO REPLACE AND WE MAY NOT RETAIN QUALIFIED PERSONNEL IN THE FUTURE.

     Our future success depends on the continued service and performance of our senior management and other key personnel, particularly, Ronald S. Smith, our Chief Executive Officer. Competition for qualified management personnel is intense, particularly in the Silicon Valley area, and we may be unable to successfully attract or retain sufficiently qualified personnel in the future.

INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     Other parties may assert infringement or unfair competition claims against us. In the past, other parties have sent us notices of claims of infringement of proprietary rights, and we may receive other notices in the future. We cannot predict whether others will assert claims of infringement against us, or whether any past or future assertions or prosecutions will adversely affect our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face wasted time, costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could adversely affect our business.

WE ARE SUBJECT TO A PENDING PATENT INFRINGEMENT LAWSUIT.

     On July 7, 2000, Softmat, LLC filed a complaint against us in the United States District Court, Central District of California, alleging that our merchandising systems for computer software infringe a patent held by Softmat. The complaint seeks monetary damages, treble damages, injunctive relief and attorney's fees for willful infringement. Trial has been scheduled for January 16, 2001. We believe that the patent is not valid, and that we do not infringe it. However, the litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of litigation. This litigation also has diverted and is expected to continue to divert the efforts and attention of some of our key management and technical personnel. Thus, regardless of the
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

eventual outcome, our defense of this litigation may be costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages and could be enjoined from selling our products that infringe Softmat's patent, unless we are able to negotiate a license from Softmat. In the event we obtain a license from Softmat, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, then our business would be harmed significantly.

WE MAY NOT BE ABLE TO COMPETE WITH MORE ESTABLISHED OR MORE SPECIALIZED
COMPANIES.

     Increased competition may cause us to reduce pricing or increase service and marketing expenses that could reduce operating margins and funds available to improve our technology, promote our business and continue operations. We cannot assure you that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially and adversely affect our business. We face competition primarily on three fronts: e-commerce service vendors of various types, government resellers and systems integrators and online resellers of software and computer peripherals.

e-Commerce Service Vendors.

     The e-commerce business-to-business outsourcing marketplace for building and managing web stores is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future as current and new competitors potentially launch new e-commerce services that offer a variety of outsourcing options to businesses. eStore competitors include Digital River, ReleaseNow, NetSales and Network Commerce. These companies provide similar solutions to our eStore Group offering. Like us, they target the software and hardware industry and similar customers ranging from small to large businesses. Other competitors include Escalate, Aqueduct (formerly BuyNow) and Sykes Enterprises. Escalate and Aqueduct are still new to the market but could pose a competitive threat once established. Sykes Enterprises has a solid clientele in the software and hardware industry and could be a competitive threat if they become an end-to-end or full-service provider.

     Competitors such as Digital River have longer operating histories and larger customer bases than we do. In addition, some of our current or potential competitors have greater financial, marketing and other resources than we do.

     In addition, as more businesses turn to e-commerce outsourcers to market and sell their products online, other entities may:

     - acquire online competitors;

     - invest in online competitors; or

     - form joint ventures with online competitors.

     Certain of our actual or potential competitors, such as Digital River, ReleaseNow, NetSales, Network Commerce (formerly ShopNow) and Aqueduct, may be able to:

     - secure key partnerships with vendors that allow them to outsource their services at a better price than we can;

     - secure key partnerships that enable them greater access to potential customers;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or services models to build market share;
       or

     - devote substantially more resources to grow and improve their e-commerce outsourcing offerings than we can.

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

Government Resellers and Systems Integrators

     In the government systems marketplace, competitors such as Software Spectrum, GTSI, ASAP, CDW-G, SoftMart, GMR, MA Federal, SHI.com, and Corporate Software & Technology have greater experience in selling software to the large enterprise market than we do. Further, they have more sophisticated infrastructure and larger sales teams than we do.

Online Resellers of Software and Computer Peripherals

     For website competition, we expect challenges from current online resellers, such as Amazon.com, Buy.com, CompUSA, Cyberian Outpost, and Egghead, which may have longer operating histories, larger customer bases and greater financial, marketing, and other resources than we do. In addition, new technologies or the expansion of existing technologies, such as price comparison programs that select specific titles from a variety of websites, may direct customers to online software resellers that compete with us.

     In summary, increased competition may cause us to reduce pricing or increase service and marketing expenses that could reduce operating margins and funds available to improve our technology and promote our businesses. We cannot assure you that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially and adversely affect our business.

OUR FINANCIAL CONDITION MAY BE AFFECTED ADVERSELY IF WE DO NOT SECURE AND MAINTAIN FUTURE CONTRACTS WITH U.S. GOVERNMENT AGENCIES.

     We have several contracts with U.S. Government agencies, which accounted for approximately 14% of our net revenues in 1999 and 24% of our net revenues in the nine months ended September 30, 2000. Each of these contracts is subject to annual review and renewal by the government, and may be terminated at any time. Each government contract, option and extension is only valid if the government appropriates enough funds for expenditure on such contract, option or extension. Accordingly, we might fail to derive any revenue from sales of software to the U.S. Government in any given future period. If the U.S. Government fails to renew or terminates any of these contracts, then it would adversely affect our business and results of operations.

OUR REVENUE GROWTH MAY BE ADVERSELY AFFECTED BY THE LOSS OF SOME OF OUR ESTORE CLIENTS.

     Management intends to evaluate each of its current contracts with eStore clients as they come up for renewal to help ensure that every eStore provides an acceptable contribution margin to the Company. During this process we will seek to either renegotiate any contract which is judged to provide an unacceptable contribution margin or to discontinue the business relationship at the end of its stated term. Should we be unsuccessful in renegotiating any contract, thereby losing a particular customer at the end of its contract term, or should a customer choose not to renew a contract of their own accord, the result may have a negative impact on our revenue and future revenue growth.

     We have recently reached an agreement to discontinue our contract to provide eStore services to Symantec after January 1, 2001. For the nine months ended September 30, 2000, Symantec eStore related revenues comprised approximately 22% of our total revenues. As such, we believe that the discontinuance of Symantec revenues will have an adverse affect on our revenue growth in future periods, and while we also believe that the variable and infrastructure costs savings that can be realized from the discontinuance of the Symantec contract will be greater than the related loss of margins, we can not assure that it will not adversely affect our business and results of operations.

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

WE CONTINUE TO EVALUATE THE CARRYING AMOUNT OF OUR LONG-LIVED ASSETS, INCLUDING GOODWILL, WHICH COULD RESULT IN DOWNWARD ADJUSTMENTS OF THE VALUE OF THOSE ASSETS ON OUR BALANCE SHEET.

     We review our long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We believe that the carrying value of our goodwill and intangible assets do not require adjustment at this time. If future events or changes in circumstances occur that indicate that the carrying value of these assets may not be recoverable, we may make downward adjustments to the carrying value of these assets on our balance sheet in the future. These adjustments would affect adversely our reported financial condition, which could negatively affect our stock price.

WE MAY NOT ACCURATELY FORECAST OUR SALES AND REVENUES DUE TO A VARIETY OF FACTORS, WHICH WILL CAUSE QUARTERLY FLUCTUATIONS IN OUR OPERATING RESULTS AND MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

     Our revenues and operating results may fluctuate significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

     - our ability to attract and retain new customers and maintain customer satisfaction;

     - new websites, services and products introduced by us or by our competitors;

     - price competition;

     - decreases in the level of growth, use of or consumer acceptance of the Internet and online services for the purchase of consumer products;

     - the termination of contracts with major purchasers, particularly U.S. Government agencies;

     - the termination of contracts with eStore clients;

     - technical difficulties or system downtime affecting the Internet or online services, generally, and eStore websites for customers or the operation of our website;

     - the failure of Internet bandwidth to increase significantly over time and/or an increase in the cost to consumers of obtaining or using Internet bandwidth;

     - the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure;

     - government regulations related to use of the Internet for commerce or sales and distribution of software; and

     - general economic conditions and economic conditions specific to the Internet, online commerce and the software industry.

OUR RESULTS FROM OPERATIONS ARE SUBJECT TO SEASONAL FLUCTUATIONS.

     Seasonal fluctuations in the software industry, Internet and commercial online service usage, and traditional retail, government and corporate seasonal spending patterns and advertising expenditures may affect our business. In particular, Internet and online service usage and its rate of growth may decline in the summer. These seasonal patterns may cause quarterly fluctuations in our operating results and could adversely and materially affect our financial performance. Our gross margins are likely to fluctuate over time. A number of factors may impact our gross margins, including:

     - our ability to rapidly grow value added services for our eStore business.

     - the mix of revenues between our eStores Group, Government Systems Group and our website;

     - the mix of transaction versus reseller revenue in our eStore business;

     - the mix of revenues from sales of shrink-wrap products and products delivered through digital download;
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

     - the mix of revenues from sales of software products and computer peripheral products (such as joysticks, personal organizers and related products); and

     - the amount of advertising or promotional revenues we receive.

OUR FINANCIAL CONDITION MAY BE AFFECTED ADVERSELY IF WE DO NOT MAINTAIN OUR CURRENT RELATIONSHIPS WITH SOFTWARE DEVELOPERS AND DISTRIBUTORS.

     Our Government Systems Group is entirely dependent upon the software developers and distributors that supply us with software and computer products for resale, and the availability of these software and computer products is unpredictable. As is common in the industry, we have no long term or exclusive arrangements with any software developers or distributors that guarantee the availability of software for resale. For example, our agreement with Microsoft automatically renews for successive one-year periods but is terminable for any reason by 30 days' written notice prior to the expiration of the given term. If this relationship terminates, then the publishers or distributors that currently supply us with software may cease to continue to supply to us, and we may not establish new relationships with other software developers and distributors.

     Our Government Systems Group also relies on software distributors to ship shrink-wrap software to customers that do not use digital download. We have limited control over the shipping procedures of our distributors and shipments by these distributors have in the past been, and may in the future be, subject to delays. Although most software that we sell carries a warranty from its publisher, publishers or distributors occasionally fail to reimburse us for returns from customers. Furthermore, our contract with Microsoft allows Microsoft to review and approve our creditworthiness. If Microsoft determines that we are not creditworthy or not in compliance with payment or reporting terms, then it may require us to post security acceptable to them, which could negatively impact our financial condition.

OUR COMMON STOCK PRICE IS VOLATILE.

     The market price for our common stock is volatile and has fluctuated significantly to date. The trading price of our common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations, new sales formats or new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online commerce industries;

     - changes in the economic performance and/or market valuations of other Internet, online service or retail companies;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock.

     In addition, the securities markets have experienced extreme price and volume fluctuations, and the market prices of the securities of Internet-related and technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we are sued in a securities class action, then it could result in substantial costs and a diversion of management's attention and resources.

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

OUR SUCCESS IS SUBJECT TO RISKS ASSOCIATED WITH DEPENDENCE ON THE INTERNET AND INTERNET INFRASTRUCTURE DEVELOPMENT.

     Our success will depend in large part on continued growth in, and the use of, the Internet. There are critical issues concerning the commercial use of the Internet, which remain unresolved. The issues concerning the commercial use of the Internet, which we expect will affect the development of the market for our services include:

     - security;

     - reliability;

     - cost;

     - ease of access;

     - quality of service; and

     - necessary increases in bandwidth availability.

     The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon traditional means of commerce and communications, generally will require that these enterprises accept a new medium for conducting business and exchanging information. These entities likely will accept this new medium only if the Internet provides them with greater efficiency and an improved area of commerce and communication.

     Demand and market acceptance of the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including the growth in consumer access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in user bandwidth. If the Internet fails to develop or develops more slowly than we expect as a commercial or business medium, then it will adversely affect our business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH ONLINE COMMERCE SECURITY AND CREDIT CARD FRAUD.

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties.

     To the extent that our activities or those of third party contractors involve the storage and transmission of proprietary information (such as credit card numbers), security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business may be adversely affected if our security measures do not prevent security breaches, and we cannot assure you that we can prevent all security breaches. In addition, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions that we process, the merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect our business.

OUR SUCCESS IS SUBJECT TO RISKS ASSOCIATED WITH DIGITAL DOWNLOAD.

     Our success will depend in part on our customers accepting digital download as a method of buying software. We typically derive higher gross margins from software sales to consumers via digital download than we do on shrink-wrap software sales. Digital download is a relatively new method of selling software products and its growth and market acceptance is highly uncertain and subject to a number of factors, including:

     - the availability of sufficient network bandwidth to enable purchasers to rapidly download software;

     - the impact of time-based Internet access fees;

     - the number of software titles that are available for purchase through digital download as compared to those available through traditional methods;

     - the level of consumer comfort with the process of downloading software;
       and

     - the relative ease of this process and transaction security concerns.

     We believe that there is a maximum size for software products that most consumers are willing to purchase via digital download. We also believe that the size of new software products will continue to increase and that these software products will be unsuitable for digital download without significant increases in network bandwidth. It will adversely affect our business if digital download fails to achieve widespread market acceptance. Even if digital download achieves widespread acceptance, we might not overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long-term basis. Our business environment is characterized by rapid technological change, frequent new product enhancements and uncertain product life cycles. If we do not enhance our digital download technology in a timely and cost-effective manner, then we may lose customers to our competitors, which would adversely affect our business.

WE ARE SUBJECT TO CAPACITY CONSTRAINT RISKS, RELIANCE ON INTERNALLY DEVELOPED SYSTEMS AND SYSTEM DEVELOPMENT RISKS.

     Our revenues depend in part on the number of customers who use our website, or the eStore websites we operate for our clients, to purchase software and other products. Accordingly, such websites, transaction processing systems and network infrastructure performance, reliability and availability are critical to our operating results. These factors also are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. The volume of goods we sell and the attractiveness of our product and service offerings will decrease if there are any systems interruptions that affect the availability of the eStore websites that we operate, or our ability to fulfill orders. We have experienced periodic systems interruptions, which we believe may continue to occur. We may be unable to accurately project the rate or timing of increases in the use of the websites that we operate. We also may fail to timely expand and upgrade our systems and infrastructure to accommodate these increases. In addition, we cannot predict whether additional network capacity will be available from third party suppliers as we need it. Also, our network or our suppliers' networks might be unable to timely achieve or maintain a sufficiently high capacity of data transmission to timely process orders or effectively conduct digital download, especially if our website traffic increases. Our failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for our services.

WE HAVE OVERLAPPING MANAGEMENT WITH CYBERSOURCE WHICH MAY LEAD TO POTENTIAL CONFLICTS OF INTERESTS.

     In connection with the spin off of our Internet commerce services business to CyberSource in December 1997, we entered into agreements with CyberSource to define the ongoing relationship between the two companies. At the time these agreements were negotiated, all of our directors were also directors of CyberSource and other members of our management team joined CyberSource as executive officers. As a result, these and subsequent agreements may not be deemed the result of arm's length negotiations. Currently, the Chairman of our Board of Directors is the Chief Executive Officer and Chairman of the Board of Directors of CyberSource, and another member of our Board of Directors is also a member of the CyberSource Board of Directors. Although we and CyberSource are engaged in different businesses, the two companies currently have no policies to govern the pursuit or allocation of corporate opportunities between CyberSource and us in the event that they arise. Our business could be adversely affected if the overlapping board members of the two companies pursue CyberSource's interests over our interests either
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

in the course of intercompany transactions or where the same corporate opportunities are available to both companies.

OUR SYSTEMS ARE LOCATED IN A SINGLE FACILITY, WHICH SUBJECTS US TO THE RISK OF SYSTEM FAILURE.

     Our success, in particular our ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our development and management systems are in a single facility that we lease in Santa Clara, California.

     Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and carry insufficient business interruption insurance to compensate us for losses that may occur. Furthermore, our security mechanisms or those of our suppliers may not prevent security breaches or service breakdowns. Despite our implementation of security measures, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These events could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders.

IF WE ARE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE IN A TIMELY MANNER, THEN WE MAY LOSE CUSTOMERS TO OUR COMPETITORS.

     To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of the online stores we operate for our clients and our online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce products and services embodying new technologies, or if new industry standards and practices emerge, then our existing websites, proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

     - both license and internally develop leading technologies useful in our business;

     - enhance our existing services;

     - develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     To develop our website, our eStore websites and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our website, proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, then our customers may forego the use of our services and use those of our competitors.

WE MAY BECOME SUBJECT TO ADDITIONAL GOVERNMENT REGULATION THAT MAY AFFECT THE MANNER IN WHICH WE CONDUCT OUR BUSINESS.

     Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. A recent session of the U.S. Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, contracts and taxation, apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the U.S. and abroad,

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

that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

WE MAY FACE CLAIMS BASED ON OUR INTERNET CONTENT FOR WHICH WE ARE NOT COMPLETELY COVERED BY INSURANCE.

     We believe that our future success will depend in part upon our ability to deliver original and compelling descriptive content about the software products that we sell, or our customers sell, on the Internet. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. In the past, plaintiffs have brought such claims and sometimes successfully litigated them against online services. In addition, in the event that we implement a greater level of interconnectivity on our website, we will not and cannot practically screen all of the content our users generate or access, which could expose us to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer.

WE MAY BE SUBJECT TO SALES AND OTHER TAXES WHICH WOULD RESULT IN A DECLINE IN OUR GROSS PROFITS.

     We do not currently collect sales or other similar taxes for physical shipments of goods that we sell into states other than California, Massachusetts, Virginia and the District of Columbia. We currently do not collect sales or other similar taxes for digital download of goods into states other than the District of Columbia. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out of state companies which engage in online commerce. In addition, any new operations in states outside California and the District of Columbia could subject our shipments into such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our merchandise, then it could adversely affect our business.

MANAGEMENT AND CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER US, WHICH MAY NOT BE IN THE BEST INTERESTS OF OTHER STOCKHOLDERS.

     As of December 15, 2000, William S. McKiernan, the Chairman of our Board of Directors, and his affiliates beneficially own in the aggregate approximately 16.5% of our outstanding common stock. Furthermore, our officers and directors as a group own approximately 19.1% of our common stock outstanding on December 15, 2000. Therefore, if William S. McKiernan and his affiliates act together, or if our officers and directors act together, then they will exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these stockholders may not always coincide with our interests or those of our other stockholders. Such concentration of ownership also may have the effect of delaying, preventing or deterring a change in our control, which could adversely affect the market price of our common stock.

OUR SUCCESS IS SUBJECT TO RISKS ASSOCIATED WITH GLOBAL EXPANSION.

     Although we sell software to customers outside the United States, we have no facility overseas for electronic fulfillment or physical distribution except with regard to our 19.9% investment in SoftGallery. We also have no website content localized for foreign markets. Therefore, we may be unable to expand our global presence effectively. In addition, international operations are subject to inherent risks, including:

     - regulatory requirements;

     - export restrictions;

     - tariffs and other trade barriers;

     - difficulties in protecting intellectual property rights;

     - longer payment cycles;

     - problems in collecting accounts receivable;

     - political instability; and

     - fluctuations in currency exchange rates.

     In addition, the United States imposes export restrictions on certain software because of its encryption technology and we may face liability if we violate these restrictions.

OUR CHARTER DOCUMENTS AND OTHER AGREEMENTS CONTAIN PROVISIONS THAT MAY ADVERSELY AFFECT A POTENTIAL TAKEOVER.

     Provisions of our Amended and Restated Certificate of Incorporation, Bylaws, option agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."

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

                   SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

     Some of the statements under the sections entitled "Prospectus Summary," "Risk Factors" "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of those provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, you can identify forward-looking statements by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," "believes" or "continue," or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. Future financial condition and results of operations, as well as any forward-looking statements, are subject to known and unknown risks and inherent uncertainties, including but not limited to the factors described under "Risk Factors" and the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results might differ.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. However, we will receive an amount equal to the sale price of any shares of common stock that we sell in the future to Investwell under the common stock purchase agreement described in this prospectus. We also will receive the proceeds payable upon the exercise for cash of the stock purchase warrants described in this prospectus. We expect to use the proceeds of any such sales for general working capital purposes, including sales and marketing, product development and other corporate expenses.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the high and low closing sales prices of a share of our common stock reported on The Nasdaq National Market during the indicated periods.

                                                               HIGH        LOW
                                                              -------    -------
FISCAL YEAR 1998
Second Quarter (from June 17, 1998).........................  $ 19.94    $ 13.19
Third Quarter...............................................  $ 19.94    $  8.38
Fourth Quarter..............................................  $ 29.06    $  6.31
FISCAL YEAR 1999
First Quarter...............................................  $ 38.50    $ 21.80
Second Quarter..............................................  $ 35.50    $ 17.44
Third Quarter...............................................  $ 30.00    $ 12.25
Fourth Quarter..............................................  $ 15.25    $  7.50
FISCAL YEAR 2000
First Quarter...............................................  $  8.09    $  4.28
Second Quarter..............................................  $  3.88    $  1.34
Third Quarter...............................................  $  1.66    $  0.78
Fourth Quarter (through December 21, 2000)..................  $  1.00    $  0.19

     On December 21, 2000, the last reported sales price of our common stock on The Nasdaq National Market was $0.1875 per share.

                                DIVIDEND POLICY

     We do not pay any dividends on our common stock. We currently intend to retain earnings, if any, for use in our business and do not anticipate paying cash dividends to holders of our common stock.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at September 30, 2000. This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                             SEPTEMBER 30, 2000    SEPTEMBER 30, 2000
                                                                   ACTUAL            AS ADJUSTED(1)
                                                             ------------------    ------------------
                                                                          (IN THOUSANDS)
Long-term debt
  10 7/8% Convertible Subordinated Notes due 2003..........      $  16,608             $  16,608
  7 1/4% Convertible Subordinated Notes due 2003...........            906                   906
Stockholders' equity:
  Common stock, $0.001 par value per share:
     120,000,000 shares authorized
     39,104,698 shares issued and outstanding, actual;
       46,574,286 shares issued and outstanding, as
       adjusted............................................        298,739               299,826
  Deferred compensation....................................           (167)                 (167)
  Other comprehensive loss.................................            (95)                  (95)
  Accumulated deficit......................................       (207,058)             (207,058)
                                                                 ---------             ---------
  Total stockholders' equity...............................         91,419                92,506
                                                                 ---------             ---------
          Total capitalization.............................      $ 108,933             $ 110,020
                                                                 =========             =========

     The data in the table above does not include:

     - 7,148,265 shares of our common stock issuable upon exercise of outstanding stock options at a weighted average price of $3.59 per share as of September 30, 2000;

     - 358,423 shares of our common stock issuable upon exercise of our outstanding warrant at an exercise price of $8.37 per share as of September 30, 2000;

     - 3,501,077 shares of our common stock reserved for issuance under our 1995, 1998 and 1999 stock option plans as of September 30, 2000;

     - 934,305 shares of our common stock reserved for issuance under our 1999 employee stock purchase plan; and

     - 13,566,325 shares of our common stock reserved for issuance upon conversion of our 10 7/8% convertible subordinated notes due December 1, 2003 and our 7 1/4% convertible subordinated notes due December 1, 2003.
---------------

(1) Assumes the sale of 7,469,588 shares of our common stock to Investwell at the last reported sales price of our common stock on the Nasdaq National Market on December 21, 2000, after deduction of the estimated offering expenses.

                        DETERMINATION OF OFFERING PRICE

     To the extent that we draw on the equity drawdown facility, we will sell the shares of common stock covered by this prospectus to Investwell for a price equal to 95% of the volume-weighted average daily market price of our common stock for the 22 trading day period after we make a drawdown request under the equity drawdown facility. We will receive the amount of the drawdown less an escrow agent fee of $1,500 and a 2% placement fee, each payable to the placement agent, Ladenburg Thalmann & Co. Inc.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The Consolidated Statement of Operations data for the years ended December 31, 1997, 1998 and 1999 and the Consolidated Balance Sheet data as of December 31, 1998 and 1999 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors, and are included in this prospectus, and are qualified by reference to such consolidated financial statements and the related notes. The Consolidated Statement of Operations data for the nine months ended September 30, 1999 and 2000 and the Consolidated Balance Sheet data as of September 30, 2000 are derived from the unaudited financial statements included in this prospectus. Interim results include only normal, recurring adjustments which management deems appropriate for fair presentation. Interim results are not necessarily indicative of full year results. The Consolidated Statement of Operations data for the years ended December 31, 1995 and 1996, and the Consolidated Balance Sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements not included in this prospectus. The historical results are not necessarily indicative of future results.

                                                                                                               NINE MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                                          -------------------------------------------------   -------------------
                                                           1995     1996      1997       1998      1999(2)    1999(2)      2000
                                                          ------   -------   -------   --------   ---------   --------   --------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net revenues............................................  $1,003   $ 5,858   $16,806   $ 36,650   $ 117,282   $ 82,020   $ 91,085
Cost of revenues........................................     623     5,137    14,873     31,074     101,290     70,809     78,749
                                                          ------   -------   -------   --------   ---------   --------   --------
Gross profit............................................     380       721     1,933      5,576      15,992     11,211     12,336
Operating expenses:
  Research and development..............................     388       431     1,060      4,140      10,385      7,103      6,745
  Sales and marketing...................................     407       704     1,696     27,206      81,349     61,359     35,329
  General and administrative............................     103       450     1,087      3,801      12,319      8,390      9,321
  Goodwill and deferred compensation amortization.......      --        --        --      1,565      36,745     25,105     29,841
  Restructuring.........................................      --        --        --         --          --         --     13,707
                                                          ------   -------   -------   --------   ---------   --------   --------
    Total operating expenses............................     898     1,585     3,843     36,712     140,798    101,957     94,943
                                                          ------   -------   -------   --------   ---------   --------   --------
Loss from operations....................................    (518)     (864)   (1,910)   (31,136)   (124,806)   (90,746)   (82,607)
Interest and other income, net..........................       7        85       167         63          41        (10)    (2,500)
                                                          ------   -------   -------   --------   ---------   --------   --------
Loss from continuing operations.........................    (511)     (779)   (1,743)   (31,073)   (124,765)   (90,756)   (85,107)
Loss from discontinued operations.......................      --      (736)   (3,616)        --          --         --         --
                                                          ------   -------   -------   --------   ---------   --------   --------
Extraordinary gain on debt exchange.....................      --        --        --         --          --         --     45,176
                                                          ------   -------   -------   --------   ---------   --------   --------
Net loss................................................  $ (511)  $(1,515)  $(5,359)  $(31,073)  $(124,765)  $(90,756)  $(39,931)
                                                          ======   =======   =======   ========   =========   ========   ========
Basic and diluted net loss per share from continuing
  operations(1).........................................  $(0.07)  $ (0.10)  $ (0.21)  $  (1.65)  $   (3.67)  $  (2.73)  $  (1.06)
                                                          ======   =======   =======   ========   =========   ========   ========
Basic and diluted net loss per share from discontinued
  operations(1).........................................      --     (0.08)    (0.40)        --          --         --         --
                                                          ------   -------   -------   --------   ---------   --------   --------
Basic and diluted net loss per share(1).................  $(0.07)  $ (0.18)  $ (0.61)  $  (1.65)  $   (3.67)  $  (2.73)  $  (1.06)
                                                          ======   =======   =======   ========   =========   ========   ========
Number of shares used in computing basic and diluted net
  loss per share(1).....................................   9,000     9,000     9,000     18,900      34,039     33,259     37,798
                                                          ======   =======   =======   ========   =========   ========   ========

                                                                                DECEMBER 31,
                                                              ------------------------------------------------   SEPTEMBER 30,
                                                              1995     1996       1997       1998       1999         2000
                                                              -----   -------   --------   --------   --------   -------------
                                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash, cash equivalents and short-term investments...........  $ 255   $ 3,737   $  2,571   $ 81,548   $ 66,313     $ 14,483
Working capital (deficiency)................................   (106)    3,543      1,093     80,128     68,093       14,902
Total assets................................................    579     5,691      9,586    109,904    220,376      143,538
Long-term obligations, net of current portion...............    105       105         99     63,250     63,260       17,514
Redeemable convertible preferred stock......................    651     6,395     12,565         --         --           --
Stockholders' equity (net capital deficiency)...............   (793)   (2,409)   (11,191)    24,723    127,512       91,419

-------------------------
(1) For explanation of the calculation of per share amounts, see Note 1 of Notes to Consolidated Financial Statements.

(2) The results of operations for fiscal 1999 and the nine months ended September 30, 1999 include the results of operations of BuyDirect.com from its date of acquisition, March 30, 1999.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     At the end of the third quarter of 1999, we refocused our business from a consumer retail focused company to a business-to-business e-commerce services company. With this new direction, we have focused our resources and expertise on our eStore and Government Systems Groups. We believe that these two segments have revenue growth and profit potential. While we are still engaged in the sale of software and computer related products via the Beyond.com website, we do not intend to spend significant advertising dollars or company resources to attract new customers to the website as we have in the past. As part of this refocus, we reduced our workforce by approximately 75 employees in January 2000, or approximately 20% of total workforce, consolidated facilities and disposed of excess capital assets. Additionally, we have terminated marketing agreements focused on generating consumer sales with AOL, CNET, Excite, Network Associates, Roadrunner, Yahoo! and ZDNet at a cost of approximately $10.1 million in termination fees and associated prepaid and intangible assets write-offs. These costs were recorded as part of a restructuring charge of $13.7 million in the first quarter of 2000. The workforce reduction, facilities consolidation and termination of marketing agreements have lowered operating expenses and reduced cash obligations for the remainder of fiscal 2000 as compared to the same period in fiscal 1999. Our workforce has decreased by approximately 48% from 389 employees as of December 31, 1999 to 203 employees at September 30, 2000. For the period ending September 30, 2000, our operating expenses were approximately 49% less than operating expenses in the same quarter a year ago. We are committed to business process and productivity improvement and thus expect to effect further reductions in operating expenses and cash obligations.

ESTORE GROUP

     Our eStore Group designs, builds and manages online sites that enable software publishers, hardware manufacturers and systems OEMs to launch a full-service Web store at a substantially lower total cost than they would incur if they had developed a similar system internally. Businesses can choose from an array of services, including website design and construction, transaction processing, physical and electronic order fulfillment, customer support, marketing, merchandising support, fraud management, tax payment, currency conversion and reporting. Our current eStore customers include CADopia, Inprise/Borland, McAfee.com, Microsoft, Palm Computing and Telex.

     We derive revenue for our eStore Group from two different business models. The first model, where we earn revenues by reselling the products of our eStore customers, is a traditional reseller model that is characterized by higher per transaction revenue but lower margins. The second model, where we are paid fees based on the transactions that we complete and the services that we render, is a transaction and services model which typically has lower revenues per transaction but a potential for higher gross margins. In the near term, we expect our gross margins will fluctuate around our current levels, depending on the mix of these two models in any given quarter. It is our policy to allow each client to select which of the two business models, traditional reseller or the transaction model, to use for their online store. This selection process makes it difficult to forecast revenues and therefore, we intend to focus on gross margin dollars as the key metric in measuring the sustainable growth of our company.

GOVERNMENT SYSTEMS GROUP

     Our Government Systems Group provides digitally downloadable software, digital asset management, and related services to a list of U.S. Government agencies including the Internal Revenue Service, Office of the Comptroller of the Currency, Bureau of Engraving and Printing, Office of Thrift Supervision, Defense Logistics Agency, National Imagery and Mapping Agency, Patent and Trademark Office, Department of Treasury and the Department of Defense. Over 60% of our U.S. Government related revenues in the quarter ended September 30, 2000 were derived from multiple year contracts (two to five years) to supply specific software at agreed upon pricing.

WEBSITE

     Our online store (www.beyond.com), offers customers a comprehensive selection of software and computer related products, customer reviews, customer service, and competitive prices. We deliver software to customers over the Internet via digital download or by physically delivering the shrink-wrap software package. De-emphasis on advertising to promote our brand and reallocation of resources to the eStore Group has resulted in reduced revenues for the website segment of our business.

CURRENT OPERATIONS SUMMARY

     Each year since inception, we have incurred significant net losses. These annual net losses increased from $5.5 million in 1997, to $31.1 million in 1998 and to $124.8 million in 1999. For the nine months ended September 30, 2000, net loss was $39.9 million. Operating expenses are anticipated to continue to decrease from 1999 levels in the remainder of fiscal 2000 as a result of restructuring activities in the first quarter of 2000, reduced personnel, reduced advertising and business model transition.

     In addition, as a result of the BuyDirect.com merger, we recorded approximately $137 million in goodwill and other intangible assets which will be amortized through 2002, and will therefore adversely affect our results of operations during that period. We believe that we will not generate additional earnings sufficient to recover the amount of goodwill and other intangible assets recorded during the period in which they are amortized.

     Our ability to become profitable depends on our ability to manage expenses and to generate and sustain higher gross margin dollars. If we do achieve profitability, we cannot assure you that we will sustain or increase profitability on a quarterly or annual basis in the future. We expect to achieve "break even" on our EBITDA by approximately the first quarter of 2002. Current and future expense levels, which are largely fixed, are based upon operating plans and estimates of future revenues. In view of the rapidly evolving nature of the industries in which we are engaged, and our limited operating history, it is difficult to reliably forecast revenues. Therefore, we believe that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as the sole indicator of our future performance.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

     Net Revenues. Revenues from the sale of software, net of estimated returns, are recognized when persuasive evidence of an arrangement exists, either shipment of the physical product or delivery of the electronic product has occurred, fees are fixed and determinable, and collectibility is considered probable. Sales of software under contracts with the U.S. Government require us to provide continuing service, support and performance. Accordingly, the related revenues and costs are deferred and recognized over the period that the service, support and performance are provided. Revenues derived from software publishers for advertising and promotion are recognized as the services are provided. Cost of deferred revenue relates to software licenses purchased from software publishers for sales to U.S. Government agencies.

     Our revenues can be categorized into the following three segments:

          eStore revenues improved by approximately 86.2%, to $31.3 million in the nine months ended September 30, 2000, compared to $16.8 million in the nine months ended September 30, 1999. The increase was primarily the result of the addition of new eStore customers, including CADopia, Inprise/Borland, Microsoft, Palm Computing, Symantec and Telex.

          Government Systems revenues improved approximately 97.7%, to $38.9 million in the nine months ended September 30, 2000, compared to $19.7 million in the nine months ended September 30, 1999. The increase in 2000 was primarily the result of the expansion of existing U.S. Government agency contracts, including the Defense Logistics Agency, Internal Revenue Service, Patent and Trademark Office, Department of Treasury and National Imagery and Mapping Agency.

          Website revenues were $20.9 million in the nine months ended September 30, 2000, down approximately 54.1% from $45.5 million in the nine months ended September 30, 1999. The decrease in 2000 was primarily the result of the change in our business focus.

     Gross Profit and Gross Margin. Gross profit consists of revenues net of direct costs of sales, which consist primarily of the costs of software and software licenses sold to consumer and corporate customers, related credit card processing fees, and the costs of software licenses and software updates provided to U.S. Government agencies. Gross profit increased from $11.2 million in the nine months ended September 30, 1999 to $12.3 million in the nine months ended September 30, 2000, primarily due to a $9.1 million increase in net revenues in the nine months ended September 30, 2000 as compared to the same period in 1999.

     Gross margin (gross profit as a percentage of net revenues) decreased from 13.7% in the nine months ended September 30, 1999 to 13.5% in the nine months ended September 30, 2000. This decrease primarily resulted from a change in sales mix, as the lower margin Government Systems sales business grew to a larger overall portion of sales during the first nine months of fiscal 2000, while higher margin website sales decreased.

     Research and Development Expenses. Research and development expenses primarily consist of personnel and other expenses associated with developing and enhancing our websites as well as associated facilities related expenses. Research and development expenses decreased from $7.1 million in the nine months ended September 30, 1999 to $6.7 million in the nine months ended September 30, 2000, primarily as a result of a decrease in personnel related costs. These expenses decreased as a percentage of net revenues from 8.7% in the nine months ended September 30, 1999 to 7.4% in the nine months ended September 30, 2000.

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs associated with promoting our eStore and Government Systems Groups, including personnel related expenses. During the first quarter of 2000 we terminated our existing marketing agreements with AOL, CNET, Excite, Network Associates, Roadrunner, Yahoo! and ZDNet for a cost of approximately $10.1 million in termination fees and write-offs associated with prepaid and intangible assets. As a result, we are no longer obligated to make payments under these agreements in any future periods. Sales and marketing expenses decreased from $61.4 million in the nine months ended September 30, 1999 to $35.3 million in the nine months ended September 30, 2000, primarily as a result of the cancellation of marketing agreements in the first quarter of 2000 and our reduction in website advertising. These expenses also decreased as a percentage of net revenues from 74.8% in the nine months ended September 30, 1999 to 38.8% in the nine months ended September 30, 2000.

     General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses, legal and accounting expenses and corporate facility-related expenses. General and administrative expenses increased from $8.4 million in the nine months ended September 30, 1999 to $9.3 million in the nine months ended September 30, 2000, primarily associated with changes in personnel related costs. These expenses were constant at 10.2% of net revenues in the nine months ended September 30, 1999 and in the nine months ended September 30, 2000.

     Amortization of Goodwill and Deferred Compensation. Expenses associated with the amortization of goodwill and deferred compensation related to the acquisition of BuyDirect.com in March 1999 and the grant of stock options increased from $25.1 million in the nine months ended September 30, 1999, to $29.8 million in the nine months ended September 30, 2000. This increase was primarily the result of three full quarters of amortization of goodwill in the fiscal 2000 period.

     We believe that it is unlikely that we will generate additional earnings sufficient to offset the amount of goodwill and other intangible assets associated with the acquisition of BuyDirect.com recorded during the period in which they are amortized.

     Interest and Other Income. Interest and other income consists primarily of earnings on our cash and short-term investments. Interest income decreased from $3.8 million for the nine months ended

September 30, 1999 to $1.9 million for the nine months ended September 30, 2000 as a result of a decrease in our cash and short-term investment balances.

     Interest Expense. Interest expense primarily consists of interest costs related to our 7 1/4% convertible subordinated notes and other financing obligations. Interest expense increased from $3.8 million for the nine months ended September 30, 1999 to $4.4 million for the nine months ended September 30, 2000, primarily due to note accretion related to the accretion of our 10 7/8% convertible subordinated notes from the initial recorded fair value to the principal amount.

     Income Taxes. No provision for income taxes has been recorded due to operating losses with no current tax benefit.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     Net Revenues. eStore revenue was $25.0 million in 1999, compared to $1.7 million in 1998. The increase in 1999 was primarily the result of the addition of a number of new eStore customers, including Compaq Computer, HP Shopping Village, My Software and Symantec; and the fact that our eStore service was relatively new in 1998 with revenue only in the fourth quarter of 1998. eStore revenue represented 21.4% of total revenue in 1999, compared to 4.7% of total revenue in 1998.

     Government Systems revenue was $29.7 million in 1999, compared to $10.5 million in 1998. The increase in 1999 was primarily the result of the addition of a number of new contracts with U.S. Government agencies, including the Bureau of Engraving and Printing, Department of Defense, Internal Revenue Service, and Patent and Trademark Office, as well as the expansion of existing contracts. Government systems revenue represented 25.3% of total revenue in 1999, compared to 28.7% of total revenue in 1998.

     Website revenue was $62.5 million in 1999, compared to $24.4 million in 1998. The increase in 1999 was primarily the result of the acquisition of BuyDirect and our aggressive marketing and advertising campaign. Website revenue represented 53.3% of total revenue in 1999, compared to 66.6% of total revenue in 1998.

     Gross Profit and Gross Margin. Gross profit was $16.0 million in 1999, compared to $5.6 million in 1998. The increase in 1999 was primarily the result of increases in revenues resulting from the acquisition of BuyDirect, an aggressive marketing and advertising campaign, the addition of a number of new eStore customers and the addition of a number of new contracts with U.S. Government agencies.

     Gross margin decreased from 15.2% in 1998 to 13.6% in 1999. This decrease primarily resulted from an increase in consumer rebate programs along with an increase in lower margin government business during 1999.

     Research and Development Expenses. Our research and development expenses primarily consist of personnel and other expenses associated with developing and enhancing our websites as well as associated facilities related expenses. Our research and development expenses increased from $4.1 million in 1998 to $10.4 million in 1999, primarily as a result of an increase in personnel related costs of $7.0 million. These expenses decreased as a percentage of net revenues from 11.3% in 1998 to 8.9% 1999. The increase in absolute spending was the result of increases in our personnel and depreciation on computer equipment. The decrease in spending as a percentage of revenue was due to faster growth in revenues versus expenses. We anticipate that research and development expenses will decrease in absolute dollar terms in fiscal 2000.

     Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising expenditures and costs associated with promoting our websites, including personnel and related expenses. In addition, expenditures associated with our strategic marketing alliances are included in sales and marketing expenses. Our sales and marketing expenses increased significantly from $27.2 million in 1998 to $81.3 million in 1999. These expenses decreased as a percentage of net revenues from 74.2% in 1998 to 69.4% in 1999. The absolute dollar spending for these expenses increased as the result of increased costs associated with strategic marketing alliances of $21.9 million, branding and marketing campaigns of

$19.9 million, and an increase in personnel to support increased sales and marketing activity of $17.4 million.

     During the first quarter of 2000 we terminated our existing marketing agreements with AOL, CNET, Excite, Yahoo!, Roadrunner and ZDNet for approximately $10.1 million in termination fees and write-offs associated with prepaid and intangible assets. As a result, we are no longer obligated to make payments under these agreements in any future periods. These agreements represented 27% of the sales and marketing expenses in 1999. Based on our termination of these agreements and future reductions in advertising expenditures, we anticipate that sales and marketing expenses will decrease in absolute dollar terms in fiscal 2000.

     General and Administrative Expenses. Our general and administrative expenses consist primarily of personnel expenses, legal and accounting expenses, and corporate facility-related expenses. Our general and administrative expenses increased from $3.8 million in 1998 to $12.3 million in 1999. These expenses increased as a percentage of net revenues from 10.4% in 1998 to 10.5% in 1999. The increase in absolute dollars was primarily the result of increased personnel-related costs of $7.4 million and facilities-related expenses of $1.3 million associated with the hiring of additional personnel, as well as legal and accounting fees of $2.1 million associated with strategic initiatives conducted during the year. We anticipate that general and administrative expenses will not increase in absolute dollar terms in fiscal 2000.

     Amortization of Goodwill and Deferred Compensation. As a result of the BuyDirect.com merger on March 30, 1999, we recorded $136.5 million of goodwill. In 1999 we amortized $34.1 million of this goodwill balance and will amortize an additional $39.1 million in fiscal 2000. The goodwill associated with the BuyDirect acquisition will be fully amortized in fiscal 2002. There may be additional goodwill amortization charges if additional mergers are completed. We recorded deferred compensation during 1999 of $4.6 million in conjunction with our BuyDirect merger and deferred compensation in 1998 of $3.8 million in connection with certain stock options granted prior to our initial public offering. During 1999, we amortized $2.5 million of deferred compensation to expense and recorded a further reduction in deferred compensation of $2.8 million as a result of employee terminations.

     Interest and Other Income. Interest and other income consists primarily of earnings on our cash and short-term investments. Interest income increased from $1.4 million in 1998 to $5.1 million in 1999 as a result of an increase in our cash and short-term investment balances.

     Interest Expense. Interest expense primarily consists of interest costs related to our 7 1/4% convertible subordinated notes and other financing obligations. Interest expense increased from $1.3 million in 1998 to $5.1 million in 1999, primarily due to a full year's interest expense recorded in 1999 related to our 7 1/4% convertible subordinated notes that were issued in November and December of 1998.

     Income Taxes. We incurred a net operating loss for 1998 and for 1999, with no current tax benefit. As a result, in these periods no provision for income taxes has been recorded. As of December 31, 1999, for federal income tax purposes we had approximately $135 million of net operating loss carryforwards, which expire between 2002 and 2019. Based on application of criteria outlined in Statement of Financial Accounting Standards No. 109 (FAS 109) to our limited operating history, losses incurred to date, and the difficulty in accurately predicting our future operating results, we have recorded a full valuation allowance against our deferred income tax assets for 1998 and 1999. Additionally, any attempt by us to utilize such net operating loss carryforwards and any tax credit carryforwards may be subject to a substantial annual limitation imposed by ownership change provisions of the Internal Revenue Code of 1986, as amended, and by similar state provisions. Such annual limitation may result in the expiration of net operating loss carryforwards and tax credits before utilization. (See Note 13 of Notes to Consolidated Financial Statements).

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Net Revenues. eStore revenue was $1.7 million, or 4.7% of total revenue, in 1998 with revenue only in the fourth quarter. There were no eStore revenues in 1997.

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     Government Systems revenue was $10.5 million in 1998, compared to $5.6 million in 1997. The increase in 1998 was primarily the result of the expansion of existing contracts with U.S. Government agencies. Government Systems revenue represents 28.7% of total revenue in 1998, compared to 33.2% of total revenue in 1997.

     Website revenue was $24.4 million in 1998, compared to $11.2 million in 1997. The increase in 1998 was primarily the result of an aggressive marketing and advertising campaign. Website revenue represents 66.6% of total revenue in 1998, compared to 66.8% of total revenue in 1997.

     Gross Profit And Gross Margin. Gross profit was $5.6 million in 1998, compared to $1.9 million in 1997. The increased in 1998 was primarily the result of increases in revenues resulting from an aggressive marketing and advertising campaign, the launch of our eStore offering and the expansion of our existing contracts with U.S. Government agencies.

     Gross margin increased from 11.5% in 1997 to 15.2% in 1998. This increase primarily resulted from a shift in our revenue mix as we received an increased percentage of higher margin consumer business, an increased percentage of higher margin digital download revenues, and an increased percentage of higher margin advertising and promotional revenues from software publishers.

     Research and Development Expenses. Our research and development expenses consist primarily of personnel and other expenses associated with developing and enhancing our websites as well as associated facilities related expenses. Our research and development expenses increased from $1.1 million in 1997 to $4.1 million in 1998, primarily as a result of an increase in personnel related costs of $1.5 million and depreciation on computer equipment of $225,000. These expenses also increased as a percentage of net revenues from 6.3% in 1997 to 11.3% in 1998.

     Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of promotional expenditures and costs associated with operating our websites, including personnel and related expenses. In addition, we included the expenditures associated with our strategic marketing alliances under sales and marketing expenses. Our sales and marketing expenses increased significantly from $1.7 million in 1997 to $27.2 million in 1998. These expenses also increased significantly as a percentage of net revenues from 10.1% in 1997 to 74.2% in 1998. This increase both in absolute dollars and as a percentage of net revenues was primarily the result of costs of:

     - $7.2 million for developing and maintaining our strategic marketing alliances;

     - $11.3 million for our branding and marketing campaign (including expenses associated with our re-branding efforts); and

     - $3.7 million for an increase in personnel to support increased sales and marketing and advertising.

     General and Administrative Expenses. Our general and administrative expenses consist primarily of personnel expenses, legal and accounting expenses, and corporate facility-related expenses. Our general and administrative expenses increased from $1.1 million in 1997 to $3.8 million in 1998. These expenses also increased, as a percentage of net revenues, from 6.5% in 1997 to 10.4% in 1998. This increase in both absolute dollars and as a percentage of net revenues was primarily the result of increased personnel-related costs and facilities-related expenses associated with the hiring of additional personnel of $2.3 million.

     Interest and Other Income. Interest and other income consists primarily of earnings on our cash and short-term investments. Interest income increased from $173,000 in 1997 to $1.4 million in 1998, as a result of an increase in our cash and short-term investment balances.

     Interest Expense. Interest expense primarily consists of interest costs related to our 7 1/4% convertible subordinated notes and other financing obligations. Interest expense increased from $6,000 in 1997 to $1.3 million in 1998, primarily due to the issuance of the 7 1/4% convertible subordinated notes in November and December of 1998.

     Income Taxes. We incurred a net operating loss for 1997 and 1998, with no current tax benefit. As a result, in these periods no provision for income taxes was recorded.
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LIQUIDITY AND CAPITAL RESOURCES

     From inception through September 30, 2000, we financed our operations primarily through private sales of preferred stock, our initial public offering in June 1998 of 5,750,000 shares of our common stock, our second public offering in April 1999 of 3,000,000 shares of our common stock, and the sale of convertible notes in November and December 1998. We raised cumulative net cash proceeds totaling $14.8 million through private sales of preferred stock. In June 1998, we received net proceeds of $48.8 million from our initial public offering and a concurrent sale of common stock to AOL. In 1998, we also raised net cash proceeds totaling approximately $63.3 million through the sale of our 7 1/4% convertible subordinated notes ("7 1/4 Notes"). In April 1999 we received net proceeds of $98.5 million from our second public offering. On September 11, 2000, we consummated an offer to exchange 10 7/8% convertible subordinated notes ("10 7/8 Notes") for our outstanding 7 1/4% Notes. The exchanged resulted in approximately $62.3 million of 7 1/4% Notes being exchanged for approximately $41.6 million of 10 7/8% Notes. The 10 7/8% Notes were recorded at fair market value on our balance sheet.

     As of September 30, 2000, we had approximately $14.5 million of cash and cash equivalents compared with $66.3 million of cash, cash equivalents and short-term investments at December 31, 1999. We believe that our cash and cash equivalents at September 30, 2000 will be sufficient to meet our anticipated needs for working capital and capital expenditures through February or March of 2001. The equity drawdown facility (as described herein) could provide enough funding to satisfy our cash requirement for the next twelve months or longer, depending on the market price of the stock over that period of time. If the price of the stock remains less than $1.00, we likely will not be able to sell enough shares through this drawdown facility to meet cash requirements over the coming year due to the volume limitations set forth in the common stock purchase agreement. Also, if our common stock is delisted from the Nasdaq National Market, we may be prohibited from drawing down pursuant to the common stock purchase agreement. If we cannot use the equity drawdown facility to meet our cash requirements, we must obtain additional financing from other sources. If such financing is not available to us, we will not be able to continue our business pursuant to our business plan.

     We used net cash of $46.0 million in operating activities in the nine months ended September 30, 2000. Our cash used in operating activities in the nine months ended September 30, 2000 was primarily comprised of the net effect of:

     - a net loss of $39.9 million adjusted by non-cash charges for depreciation and amortization, including amortization of goodwill and deferred compensation of $31.2 million and an extraordinary gain on debt retirement of $45.2 million;

     - an increase in accounts receivable totaling $5.5 million primarily related to the U.S. Government agency receivables; and

     - a decrease in prepaid expenses of approximately $5.5 million associated primarily with support contract renewals and prepaid partnership agreements.

     We received net cash of $50.2 million from investing activities primarily related to sales of short-term investments in the nine months ended September 30, 2000.

     We used net cash of $1.2 million in the nine months ended September 30, 2000 for financing activities primarily related to costs associated with the debt exchange offset by proceeds from stock option exercises and employee purchases of our common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to the impact of interest rate changes, foreign currency fluctuations, and change in the market values of our investments.

     We have no cash flow exposure due to rate changes on either of our convertible subordinated notes and no other significant investments or debt instruments are tied to valuable interest rates.

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     Foreign Currency Risk. To date we have not experienced material risks associated with foreign currencies as a result of our operations. However, with our expansion internationally, we may be exposed to risks associated with fluctuations in foreign currencies during future periods.

     Investment Risk. To date, we have not invested in equity instruments of companies.

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                                    BUSINESS

     We are an e-commerce services provider that builds and manages eStores for businesses and sells software and computer related products to the government, corporate and consumer markets. Additionally, we operate our own online store, where customers can find an extensive selection of software and computer related products and services.

ESTORE GROUP

     Our eStore Group offers software developers, hardware manufacturers and systems OEMs full-service Web stores that can be rapidly and more economically implemented than if those enterprise businesses had developed similar websites internally. Businesses can choose from an array of services, including website design and construction, transaction processing, physical and electronic order fulfillment, customer support, marketing, and merchandising support. Our current eStore customers include CADopia, Inprise/ Borland, McAfee.com, Microsoft, Palm Computing and Telex.

GOVERNMENT SYSTEMS GROUP

     Our Government Systems Group provides digitally downloadable software and related services to a list of United States Government agencies including the Internal Revenue Service, Office of the Comptroller of the Currency, Bureau of Engraving and Printing (BEP), Office of Thrift Supervision, Defense Logistics Agency, National Imagery and Mapping Agency, Patent and Trademark Office, Department of Treasury and the Department of Defense.

WEBSITE

     Our online store offers customers a comprehensive selection of software and computer related products, customer reviews, customer service and competitive prices. We deliver software to customers by physically delivering the shrink-wrap software package or over the Internet via digital download.

STRATEGIC REFOCUS

     At the end of the third quarter of 1999, we decided to refocus our business from a consumer retail focused company to a business-to-business e-commerce services company. Under this new direction, we are focusing our resources and expertise in two areas that we believe have substantial revenue growth and profit potential: our eStore and Government Systems Groups.

PRODUCTS, SERVICES AND SOLUTIONS

e-Commerce Outsourcing Solutions and eStore Service

     We are an e-commerce services provider that builds and manages Web stores for numerous businesses, including CADopia, Inprise/Borland, McAfee.com, Microsoft, Palm Computing and Telex. Revenues from our eStore Group grew from $1.7 million in 1998 to $25.0 million in 1999, and were $31.3 million for the nine months ended September 30, 2000. We believe our eStore Group provides an economic model that enables software developers, OEM's and other businesses to sell directly on the Web. Our eStore group offers cost-effective solutions that address the inefficiencies inherent in traditional marketing models. Key components of our solution include:

          Web Store Development and Design. Our Web store solution can be customized to meet the characteristics of the customer's product or industry. We leverage the extensive experience that we have gained by running our own website as well as numerous eStores since 1998.

          Merchandising and Marketing Solutions. By operating our own online software store, which has been cited by Media Metrix as a top Internet shopping site, we have gained significant experience selling and merchandising products over the Web. We have successfully transferred our expertise in the North American market to other global markets including Europe, Asia and Australia. This global

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     merchandising and marketing experience is important to companies wanting to engage in e-commerce, as well as companies currently engaged in e-commerce that need help maximizing their sales on the Internet. Our marketing and merchandising solutions include affiliate programs, rebate and gift certificate programs, direct marketing and sales support expertise.

          Order Management and Fulfillment. We have established a number of order fulfillment partnerships that provide cost effective order fulfillment services for our eStore customers as well as our own website. These solutions include reseller models, consignment models, and electronic data interface to our eStore customers or their third-party order fulfillment partners. These solutions ensure that the retail customer has a highly reliable and seamless procurement experience.

          Customer Support. In conjunction with the operation of our eStores, we have developed customer service capabilities in North America, Europe, Asia and Australia. We utilize both internal and outsourced customer service solutions, and tailor our customer service solution to specific customers' needs at cost effective prices.

Software and Computer Peripheral Reseller Solutions

     Our website is an online reseller of packaged and digitally downloadable computer software and computer related products and services to U.S. Government agencies and consumers. We offer one of the largest selections of brand name, high quality software available online, as well as the convenience of shopping from the home or office, 24-hours-a-day, seven-days-a-week. The key benefits of our reseller solutions for the software supply chain include:

          Enterprise Benefits. We provide our government and corporate customers with significant savings in the purchase, delivery, installation and maintenance of their software assets. Using digital download, our enterprise customers are able to deploy their software purchases rapidly, efficiently and securely. Additionally, they are able to track and update their software assets more effectively to ensure consistent use of compatible software across the enterprise.

          Software Developer Benefits. As an online reseller of software products, we are not constrained by the inherent limitations of a physical store. Our digital download capability reduces the risks faced by software developers in forecasting customer demand. Our e-commerce solution reduces administrative costs and mitigates potential revenue recognition and restatement concerns associated with demand forecasting. Finally, software developers can work with us to obtain demographic and behavioral data about their end users, expanding their opportunities for marketing and targeted services.

          Consumers and Small Businesses. Software publishers primarily sell to consumer and small business purchasers through a network of distributors and resellers. We believe that our website provides an inherent cost advantage in this market space over the traditional software resellers.

STRATEGY

     Leverage Economic Model; Focus on e-Commerce Opportunities. We believe that our e-commerce solutions provide our customers with inherent economic advantages relative to traditional commercial practices. We have invested significant time and money developing e-commerce expertise associated with our website and eStore Group. We intend to aggressively apply this experience to additional software and technology reseller opportunities and to opportunities that present themselves in other industries. With the forecasted growth of e-commerce, we believe our acquired expertise in this field will provide significant value for prospective customers who want to establish an e-commerce presence.

     Develop and Promote our e-Commerce Value Add Services. The array of value added customer services that accompany our eStores present our customers with cost effective solutions for running their Internet based commerce solution. These value added services should provide us with an additional revenue source, while leveraging our existing strengths in marketing, payment processing and order fulfillment.
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     Utilize our International e-Commerce Experience on behalf of our
Customers. We conduct e-commerce in multiple countries and multiple currencies around the world. We believe that this capability provides our current and prospective customers with experience in markets where they may not have relevant experience. We believe that this breadth of international coverage provides us with a competitive advantage over other prospective e-commerce providers that lack our international expertise.

     Promote Digital Download. We are a leader in digital downloading of software with approximately 14,000 software stock keeping units available for delivery to the end user's personal computer. Digital download offers convenience to customers and an economic advantage to us and to software publishers over traditional methods of software delivery.

     Maintain Technology Focus and Expertise. We intend to leverage our scalable, state-of-the-art, interactive commerce platform to enhance the services that we offer and expand the benefits of online software reselling. We also intend to use our technology platform to further enhance our customer interaction and support systems to provide us with a competitive advantage. Our internal development group will continue to develop, purchase, license and make technological advancements to our website and our transaction processing systems to enhance our availability, reliability and site uptime.

     Leverage Our Direct Marketing Expertise. We will continue to utilize many online sales and marketing techniques to increase brand recognition and drive traffic to our online stores. We have established direct links with certain software developers' websites. These links allow a potential customer visiting that developer's website to automatically link to our order form and purchase software. We also have established customer specific email campaigns that notify customers about new products and promotions that they may find of interest.

TECHNOLOGY

     We use complex proprietary and commercially licensed technology to simplify and enhance the customer experience by developing ways to simplify the use of digital download, by reducing the number of customer actions required to complete a transaction and by clearly displaying the location of digitally downloaded software on the consumer's desktop. We also are using our technology to make management reporting processes as seamless and simple as possible. By using a combination of proprietary solutions and commercially available licensed technologies, we have developed systems for online content dissemination, online transaction processing, customer service, market analysis and electronic data interchange. We have integrated these proprietary and commercially available systems into a unified software sales and reporting system. During the nine months ended September 30, 2000, research and development costs were $6.7 million. Research and development costs in 1999, 1998, and 1997 were $10.4 million, $4.1 million, and $1.1 million, respectively.

     Reliability. We have implemented a redundant network and server architecture that provides reliable services that allow for 24 hours a day, 7 day a week, 365 days a year operation. We are consistently measured by multiple outside agencies as being among the highest uptime e-commerce websites on the Internet. Our current year to date uptime as of December 21, 2000 is approximately 99.6%, which includes scheduled maintenance periods.

     Scalability and Flexibility. We built our hardware and software architecture on a transaction processing model that allows us to distribute the processing load among multiple parallel servers. This architecture allows us to scale by either adding new servers or increasing the capacity of existing servers. We designed our hardware and software configuration to scale to support growth while maintaining user performance and minimizing the cost per transaction. In the rapidly changing Internet environment, it is important that we are able to update our system to stay current with new technologies. Our system's template technology and modular database design allow us to easily add or replace software components, page layout templates, and search and retrieval engines with minimal effort and disruption. We designed our hardware and software architecture to allow us to inexpensively and rapidly add co-branded websites that integrate with our online store.

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     Seamlessness. Our multiple hardware and software systems are designed to integrate seamlessly to manage real time transactions with limited human intervention including the ability to automatically process orders for downloadable software to completion, electronically route orders for physical products to one of our distributors, as well as charge the customer's credit card after confirmation of shipment, and automatically route orders requiring human intervention to our customer service representatives.

     Components of our Technology. We use commercially available and internally developed software. Our policy is to limit the number of hardware and software vendors whose products are used in our production systems. This policy facilitates integration, maintenance, performance and upgrades.

     Store Engine Architecture. We base our hardware and software systems on a distributed transaction processing model. This model allows us to distribute applications and data among multiple parallel servers. We developed many of the software components and pages of our website in a manner that lets us separate the page look and feel from the individual data elements and their associated database lookups. This separation permits frequent changes to product pricing information, reduces software updates for website changes, and minimizes the engineering required to maintain a growing amount of items and content. We use proprietary technology that allows websites with different formats to integrate our online store elements, such as search, vendor and product pages. This technology allows us to maintain several Web storefronts over a single order processing and customer service system.

     Enterprise Download Manager. For the large enterprise environment, we have developed technology to aid in the distribution of large software products and large numbers of software products. This technology includes server software, which maintains a cache of software downloaded to key locations behind a customer's firewall, and an enhanced version of the Sm@rtCert(TM) technology licensed on a non-exclusive basis from CyberSource, which we offer as an integrated service. We call this integrated service the "Enterprise Download Manager." By distributing caches of software (many of which may be too large to download) to key locations within an enterprise, a large enterprise can ensure that the current release of software is available to its staff with minimal supervision. We can overcome problems of failed download and lost connections by providing a dedicated server to manage and receive the download. By using a local cache, the Enterprise Download Manager satisfies most requests for software updates internally, significantly reducing the amount of network traffic. We use this technology to deliver products electronically along with marketing and promotional information. In addition, our Enterprise Download Manager service tracks the transmission of software via digital download. If there is a disruption of the transmission, the Enterprise Download manager restarts the transmission and completes the interrupted download without restarting the entire download.

     Back Office Processing. The real time nature of fulfilling downloaded software orders adds significant complexity to the design of our back office system. Typical transaction processing systems assume that a physical process must take place to deliver the product. The time required for physical delivery eliminates the need to process orders in real time (as well as the customer's expectation of real time processing). When a customer wants to download the software they purchase via digital download, the customer expects to be able to start downloading within seconds of confirming the transaction. This need for almost instant initiation of delivery impacts the design and operation of our entire back office system. We must automate every element of a sale because we do not have the time needed for human intervention.

     Our transaction processing system incorporates commercially available database components purchased from leading vendors, proprietary software products developed internally and Internet commerce services supplied by CyberSource. This system accepts orders captured by the store engine and processes them according to pre-coded rules, validates each order, screens the order for possible fraud, authorizes the payment method and transmits an electronic message to our distributors for physical delivery or allows the customer to digitally download the product following approval of an order. Our customer service representatives can access the entire history of any order or customer online through a Web-based interface. Representatives also can manage an order entirely from within this interface. Our system logs all actions by a customer service representative including the identity of the representative, the actions taken and a time stamp of the action.

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SECURITY

     Customer Reassurance. To be successful, we must maintain the integrity and security of information such as credit card numbers. We believe that our existing security systems are at least as secure as those used for traditional transactions (i.e., in-store or mail order purchases). We also believe that we have a comprehensive security strategy. Our system automatically monitors each purchase, confirms each order by email to the customer within minutes of order placement and advises customers by email shortly after our distributors ship physical orders.

     Fault Tolerance and Scalable Internet Access. We have designed our systems for automatic transfer to back-up systems in the event of a failure. We also have equipped our systems with-fully automated reporting tools. These tools provide automated trouble notification and detailed event logging. We maintain a minimum of two of each critical production system. For distributed systems such as Web servers, as many as 30 systems may be active. A load distribution system monitors traffic to each server. Should a system fail to respond to a request, the automated distribution system redistributes traffic among the remaining machines with no loss of user functionality. Standby systems that monitor the health of the live machine automatically take over in the event of a failure of our firewall and load distribution system. After correcting the problem, these automated systems then notify technical staff by pager so our staff can replace or repair the failed system.

     We contract with a hosting provider that specializes in providing scalable business solutions to high volume Internet sites for mission critical Internet connectivity. We contract with the hosting provider to deliver a secure platform for server hosting with non-interruptible power supply and back up generators, fire suppression, raised floors, heating ventilation and air-conditioning, separate cooling zones, seismically braced racks, 24-hours-a-day, seven-days-a-week operations and high levels of physical security. We connect our systems to a high speed Internet connection with multiple, redundant interconnects to key backbone locations.

     Notwithstanding these precautions, we cannot assure you that the security mechanisms used by us, our suppliers or our Internet provider will prevent security breaches or service breakdowns. Despite the network security measures we have implemented, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. A disruption involving our servers of could lead to interruptions or delays in service, loss of data, or inability to accept and fulfill customer orders. Any of these events may materially and adversely affect our business, results of operations and financial condition.

COMPETITION

     We face competition primarily on three fronts: e-commerce service vendors of various types, government resellers and systems integrators, and online resellers of software and computer peripherals.

     e-Commerce Service Vendors. The e-commerce business-to-business outsourcing marketplace for building and managing web stores is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future as current and new competitors potentially launch new e-commerce services that offer a variety of outsourcing options to businesses. eStore competitors include Digital River, ReleaseNow, NetSales and Network Commerce (formerly ShopNow). These companies provide similar solutions to our eStore Group offering. Like us, they target the software and hardware industry and similar customers ranging from small to large businesses. Other competitors include Escalate, Aqueduct (formerly BuyNow) and Sykes Enterprises. Escalate and Aqueduct are still new to the market but could pose a competitive threat once established. Sykes Enterprises has a solid clientele in the software and hardware industry and could be a competitive threat if they become an end-to-end or full-service provider.

     Competitive pressures created by any one of these current or future competitors, or by our competitors collectively, could negatively impact our business.

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     We believe that the principal competitive factors in our market are:

     - skill in building and managing Web stores that offer a wide array of services, including advertising, merchandising, marketing campaigns, banner campaigns, market research and strategic planning. Marketing services include direct emails with personalized messages, e-packaging solutions that allow customers to rent, demo and download software, update services that inform clients of new upgrades to their software, and e-business centers that target business-to-business clients;

     - expertise in Web user interface design;

     - proprietary technology and operational experience in digital download;

     - rapid website building time;

     - operational and service performance excellence in the areas of customer support and site uptime;

     - offering additional services, including fraud elimination services;

     - providing a one-stop solution through key partnerships with companies such as CyberCash, Preview Systems and Ingram Micro that allow companies to outsource some of their services and alleviate internal resources; and

     - expertise in integrating with a client's infrastructure.

     Competitors such as Digital River have longer operating histories and larger customer bases than we do. In addition, some of our current or potential competitors have greater financial, marketing and other resources than we do.

     In addition, as more businesses turn to e-commerce outsourcers to market and sell their products online, other entities may:

     - acquire online competitors;

     - invest in online competitors; or

     - form joint ventures with online competitors.

     Certain of our actual or potential competitors, such as Digital River, ReleaseNow, NetSales, Network Commerce and Aqueduct, may be able to:

     - secure key partnerships with vendors that allow them to outsource their services at a better price than we can;

     - secure key partnerships that enable them greater access to potential customers;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or services models to build market share;
       or

     - devote substantially more resources to grow and improve their e-commerce outsourcing offerings than we can.

     Government Resellers and Systems Integrators. In the government systems marketplace, competitors such as Software Spectrum, GTSI, ASAP, CDW-G, SoftMart, GMR, MA Federal, SHI.com, and Corporate Software & Technology have greater experience in selling software to the large enterprise market than we do. Further, they have more sophisticated infrastructure and larger sales teams than we do.

     Online Resellers of Software and Computer Peripherals. For website competition, we expect challenges from current online resellers, such as Amazon.com, Buy.com, CompUSA, Cyberian Outpost, and Egghead, which may have longer operating histories, larger customer bases and greater financial, marketing, and other resources than we do. In addition, new technologies or the expansion of existing

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technologies, such as price comparison programs that select specific titles from a variety of websites, may direct customers to online software resellers that compete with us.

     In summary, increased competition may cause us to reduce pricing or increase service and marketing expenses that could reduce operating margins and funds available to improve our technology and promote our businesses. We cannot assure you that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially and adversely affect our business.

PROPRIETARY RIGHTS

     We rely on a combination of copyright, trademark, patent and trade secret laws and contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants to sign confidentiality agreements. However, we cannot assure you that our processes will be sufficient to prevent misappropriation of our technology and proprietary rights and information, or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

EMPLOYEES

     In early 2000, we terminated approximately 20% of our workforce. As of December 15, 2000, we employed approximately 166 full-time, active employees. We also employ independent contractors and other temporary employees. Labor unions do not represent any of our employees. We consider our employee relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. We believe that we need to continue to attract, hire and retain qualified personnel to be successful in the future.

PROPERTIES

Facilities

     Our executive office is a subleased property located in Santa Clara, California. We also lease or sublease additional office space facilities in certain locations in the United States. The following is a summary of the office space square footage that we are leasing by location:

                                                                                     SQUARE
          LOCATION                                BUSINESS USE                       FOOTAGE
          --------                                ------------                       -------
Santa Clara, California.....  Company Headquarters and Primary Administrative,       104,540*
                              Engineering and Marketing Facility
Reston, Virginia............  Government Sales Office                                  6,414
Portland, Oregon............  Customer Service Center                                  3,233

-------------------------
* We have subleased 24,985 square feet of the 104,540 square feet that we have leased for use as our Company Headquarters.

LEGAL PROCEEDINGS

     On July 7, 2000, Softmat, LLC filed a complaint against us in the United States District Court, Central District of California, alleging that our merchandising systems for computer software infringe a patent held by Softmat. The complaint seeks monetary damages, treble damages, injunctive relief and attorney's fees for willful infringement. Trial has been scheduled for January 16, 2001. We believe that the patent is not valid, and that we do not infringe it. However, the litigation process is inherently uncertain. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase the cost of litigation. Regardless of the eventual outcome, our defense of this litigation may be costly and time consuming. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages and could be enjoined from selling our products that infringe Softmat's patent, unless we are able to negotiate a license from Softmat. In the event we obtain a license from

Softmat, we would likely be required to make royalty payments with respect to sales of our products covered by the license. Any such payments would increase our cost of revenues and reduce our gross profit. If we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments pursuant to any such license agreement, then our business would be harmed significantly.

                                   MANAGEMENT

     The following table sets forth certain information about our executive officers and directors as of December 15, 2000.

                  NAME                     AGE                  POSITION WITH COMPANY
                  ----                     ---                  ---------------------
William S. McKiernan.....................  44     Chairman of the Board of Directors
Ronald S. Smith..........................  59     President, Chief Executive Officer and Director
John P. Barratt..........................  56     Chief Operating Officer
Curtis A. Cluff..........................  34     Senior Vice President and Chief Financial Officer
Eric A. Chatham..........................  37     Senior Vice President, Engineering and Chief
                                                  Information Officer
Ronald S. Hulse..........................  44     Senior Vice President, Sales and Marketing
                                                  (pending Visa approval)
Bonnie Charboneau-Fowler.................  41     Vice President, Business Operations
Barry J. Shotts..........................  36     Vice President, Business Development
Mark W. Bailey...........................  41     Director
Richard Scudellari.......................  44     Director
John P. Pettitt..........................  38     Director
Ralph Godfrey............................  60     Director

     William S. McKiernan is our co-founder and has served as our Chairman of the Board of Directors since March 1998. From our inception in 1994 to March 1998, Mr. McKiernan served as our President and Chief Executive Officer. Mr. McKiernan also currently serves as Chairman of the Board of Directors and Chief Executive Officer of CyberSource Corporation. From 1992 to 1994, Mr. McKiernan held a number of positions at McAfee Associates, Inc. (now known as Network Associates), including President and Chief Operating Officer, the positions he held during its initial public offering in October 1992. Mr. McKiernan holds a Master's degree in Business Administration from the Harvard Business School.

     Ronald S. Smith is our President and Chief Executive Officer and is a member of our Board of Directors. Prior to joining us, Mr. Smith was President of Merisel, North American Distribution from December 1999 to June 2000 and President of Merisel Canada from June 1998 to November 1999. Prior to joining Merisel, Mr. Smith was Chief Executive Officer of Cygnet Storage Systems from November 1997 to June 1998. From 1994 through August 1997, Mr. Smith was President and Chief Executive Officer of NCR Canada, Ltd., the Canadian affiliate of NCR Corporation. Mr. Smith holds a Bachelor of Science degree in math and physics from Dalhousie University in Nova Scotia and a Bachelor of Mechanical Engineering degree from the Technical University of Nova Scotia.

     John P. Barratt serves as our Chief Operating Officer. Prior to joining us, Mr. Barratt served as partner in resident from January 1996 to September 2000 for the Quorum Group of Companies, an international investment partnership specializing in providing debt and equity capital to the emerging high growth technology sector. During his employment, Mr. Barratt held a number of senior level management positions, including Executive Vice President, Chief Operating and Financial Officer and Corporate Secretary at Cygnet Storage Solutions, Dyna Tek Automation Systems and Home Products Group of Companies. From 1988 to December 1995, Mr. Barratt was Executive Vice President and Chief Operating Officer of Coscan Development Corporation. Mr. Barratt holds a Bachelor of Commerce and Business Administration, Finance and Marketing from the University of British Columbia. He completed the Sloan School of Management's senior program at the Massachusetts Institute of Technology.

     Curtis A. Cluff serves as our Senior Vice President and Chief Financial Officer. Prior to joining us in July 2000, Mr. Cluff worked for Merisel Inc., where he served in several positions including Vice President of Finance and Senior Financial Officer of Merisel's North America distribution from December 1999 to July 2000. He also served as the Senior Financial Officer of Merisel Canada, Inc. from June 1998 to November 1999 and as Director of Financial Planning, Analysis and Corporate Accounting from September 1996 to May 1998. From 1994 to August 1996, Mr. Cluff was Controller of U.S. Pacific

Operations for Westburn Inc., a multi-billion dollar integrated distributor of industrial supplies. Mr. Cluff holds a Bachelor of Science degree in business administration from the California Polytechnic University of Pomona and is a certified public accountant.

     Eric A. Chatham serves as our Senior Vice President of Engineering and Chief Information Officer. Previously Mr. Chatham served as Vice President of Infrastructure Engineering. Prior to joining us, Mr. Chatham was the Director of Operations and Crisis Management for eBay from April 1999 to October 1999. Prior to joining eBay, Mr. Chatham served as Director of Operations and Corporate Integration for Informix from December 1998 until February 1999. Prior to joining Informix, Mr. Chatham served as Director of MIS and Operations from December 1997 until December 1998 and Manager of Desktop and Server Support from April 1996 until December 1997 for Red Brick Systems. Mr. Chatham holds a Bachelor of Science degree, with a concentration in computer sciences, from Humboldt State University.

     Ronald S. Hulse will serve as our Senior Vice President of Sales and Marketing. Previously, Mr. Hulse was employed at Compaq Canada Inc. from November 1990 to September 2000, where he held several senior-level positions including Vice President of Sales, Vice President of Channel Sales and Development, and Director of Channel Sales and Development. Prior to that, Mr. Hulse held key Canadian sales management positions at Pillar Corporation and WYSE Technology. Mr. Hulse holds a Bachelor of Applied Arts in journalism from Ryerson University in Toronto, Canada. Mr. Hulse's employment with us is pending the approval of his visa application to grant him permission to work in the United States.

     Bonnie Charboneau-Fowler serves as our Vice President of Business Operations. Prior to joining us, Ms. Charboneau-Fowler was Senior Director of North American Vendor Finance for Merisel from May 1997 to July 2000. From 1990 to April 1997, she was Director of Merchandise Accounting for Toys R Us Canada and Franchise. Ms. Charboneau-Fowler received a degree in law enforcement from Humber College in Toronto, Canada and has her P.M.A.C. (Purchasing Management Association of Canada) Level III certification.

     Barry J. Shotts serves as Vice President of Business Development. Previously, Mr. Shotts served as Director of Business Development. Prior to joining us, Mr. Shotts was with the law firm of Latham & Watkins from 1989 to March 2000, becoming a partner in 1997. In 1998, while on sabbatical, he formed his own real estate development company, which focused upon urban redevelopment projects. Mr. Shotts graduated from Kansas State University in 1986 with a Bachelor of Science degree in nuclear engineering and received his Juris Doctorate degree from Columbia University in 1989.

     Mark W. Bailey joined our Board of Directors in April 2000. Mr. Bailey has been Chief Executive Officer of WebPartner, a business-to-business application services provider of customer experience management solutions, since November 1999 and Chairman of the Board of Directors of WebPartner since April 1997. Prior to becoming WebPartner's Chief Executive Officer, Mr. Bailey was Vice President of Business Development at Healtheon Corporation from July 1998 to October 1999. For six months prior to joining Healtheon, Mr. Bailey served as general partner of Venrock Associates, the venture capital arm of the Rockefeller family. From 1989 to October 1997, Mr. Bailey was Senior Vice President of Business Development at Symantec Corporation, a software company. Mr. Bailey holds a Bachelor of Science degree in electrical engineering and computer science from Princeton University, where he graduated cum laude. He also holds a Master's degree in Business Administration from Harvard Business School.

     Richard Scudellari was a member of our Board of Directors from our inception through March 1998. Mr. Scudellari rejoined the Board in April 2000. Mr. Scudellari has been a partner at Morrison & Foerster LLP, a law firm, since February 1999. From 1990 to January 1999, Mr. Scudellari was a partner at Jackson Tufts Cole & Black, LLP, a law firm. Mr. Scudellari is also a member of the board of directors of CyberSource Corporation. Mr. Scudellari holds a Bachelor of Science degree and Juris Doctorate degree from Boston College.

     John Pettitt co-founded Beyond.com in 1994 and served as Executive Vice President and Chief Technology Officer from our inception in November 1994 until July 1999, when he retired to pursue philanthropic interests.

     Ralph Godfrey joined our Board of Directors in December 2000. Mr. Godfrey was with 3Com, a computer networking and peripherals manufacturing company, from 1990 until his retirement in September 2000. While with 3Com, he served in various senior management positions, most recently he was the Senior Vice President of eCommerce. Prior to joining 3Com, Mr. Godfrey was President of Unisys' Value-Added Marketing Division, which was created following the acquisition of Covergent Technologies in 1989. Mr. Godfrey had joined Covergent Technologies in 1988 as Vice President of North American Sales. Prior to Covergent Technologies, Mr. Godfrey spent 20 years with Hewlett-Packard, a leading manufacturer of computers and computer peripherals, where he held a variety of sales management positions. His last position with Hewlett-Packard was the National Sales Manager for the Business System's Group. Mr. Godfrey holds Bachelor of Science and Master of Science degrees in electrical engineering from Auburn University.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation of and stock options granted to each of the persons serving as our Chief Executive Officer and each of our four other most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                           COMPENSATION
                                                                           ------------
                                                 ANNUAL COMPENSATION        SECURITIES
                                             ---------------------------    UNDERLYING     ALL OTHER
        NAME AND PRINCIPAL POSITION          YEAR   SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION
        ---------------------------          ----   ---------   --------   ------------   ------------
Mark L. Breier(1)..........................  1999   $290,000    $ 34,000      250,000      $      --
  President and Chief Executive Officer      1998    150,000      12,500    1,000,000       65,000(2)
Gordon F. Jones(3).........................  1999    145,000      78,000      140,000             --
  Senior Vice President and Chief
  Information Officer
Mala Anand(4)..............................  1999    205,000      15,000       45,000             --
  Vice President, Engineering                1998     92,000          --      180,000             --
Kendall M. Fargo(5)........................  1999    124,000      91,000       60,000             --
  Vice President, Corporate Operations       1998     70,000     134,000       40,000             --
                                             1997     45,000      50,000       50,000             --
John D. Vigouroux(6).......................  1999    189,000      13,000       36,250             --
  Senior Vice President, Sales and           1998     22,000          --      145,000             --
  Marketing

-------------------------
(1) Mr. Breier was hired in March 1998 and resigned as President and CEO in January 2000.

(2) Represents a relocation allowance.

(3) Mr. Jones was hired in May 1999 and resigned in July 2000.

(4) Ms. Anand was hired in June 1998 and resigned in March 2000.

(5) Mr. Fargo had been with us since our inception and resigned in July 2000.

(6) Mr. Vigouroux was hired in October 1998 and resigned in July 2000.

STOCK OPTION INFORMATION

     The following table sets forth certain information with respect to stock options granted in fiscal 1999 to the Named Executive Officers.

                          OPTION GRANTS IN FISCAL 1999

                                                       INDIVIDUAL GRANTS (1)               POTENTIAL REALIZABLE VALUE
                                            --------------------------------------------           AT ASSUMED
                               NUMBER OF      % OF TOTAL                                      ANNUAL RATES OF STOCK
                               SECURITIES      OPTIONS                                          APPRECIATION FOR
                               UNDERLYING     GRANTED TO                                         OPTION TERM(4)
                                OPTIONS      EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   ---------------------------
            NAME               GRANTED(#)   FISCAL YEAR(2)    ($/SHARE)(3)       DATE         5%($)          10%($)
            ----               ----------   --------------   --------------   ----------   ------------   ------------
Mark L. Breier...............   250,000          7.09%          $32.1250       4/22/2009   $13,082,060    $20,830,994
Gordon F. Jones..............   140,000          3.97%           24.0625       5/07/2009     5,487,339      8,737,670
Mala Anand...................    45,000          1.28%             20.75       6/15/2009     1,520,980      2,421,907
Kendall M. Fargo.............     5,000          0.14%             22.75       4/01/2009       185,287        295,038
                                 55,000          1.56%              7.75      10/27/2009       694,316      1,105,583
John D. Vigouroux............    36,250          1.03%              7.75      10/27/2009       457,618        728,680

-------------------------
(1) Each of these options vests over four years at a rate of 25% of the shares subject to the option after one year and the remaining shares subject to the option at the rate of 1/48 per month thereafter. Each of these options has a ten-year term.

(2) Based on an aggregate of 3,528,457 options that we granted during the fiscal year ended 1999 to our employees and consultants, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the Board of Directors.

(4) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

     The following table sets forth certain information regarding stock options held as of December 31, 1999 by the Named Executive Officers.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                 NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                     OPTIONS AS OF                 OPTIONS AS OF
                                    SHARES                       DECEMBER 31, 1999(#)         DECEMBER 31, 1999($)(1)
                                  ACQUIRED ON      VALUE      ---------------------------   ---------------------------
              NAME                EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
              ----                -----------   -----------   -----------   -------------   -----------   -------------
Mark L. Breier..................    25,274       $427,131       412,226        812,500      $2,148,728     $2,932,031
Gordon F. Jones.................        --             --            --        140,000              --             --
Mala Anand......................        --             --        67,500        157,500              --             --
Kendall M. Fargo................    10,000        269,833        58,458        111,042         388,078        217,544
John D. Vigouroux...............        --             --        42,292        138,958           5,287         15,104

-------------------------
(1) The value of unexercised "in-the-money" options represents the difference between the exercise price of stock options and $7.8125, the closing sales price of the common stock on December 31, 1999.

EMPLOYMENT AGREEMENTS

     On March 23, 1998 we entered into an employment agreement with Mark L. Breier (who was our President and Chief Executive Officer through January 2000). Mr. Breier's annual base salary under the agreement was $200,000, subject to good faith adjustment by our Board of Directors. In addition, Mr. Breier was eligible to participate in our executive benefit plans and to earn an annual bonus in the amount of $50,000, payable quarterly, based on achievement of objectives mutually determined by Mr. Breier and our Board of Directors at the beginning of each year of employment. The agreement also provides that under certain circumstances, in the event that Mr. Breier is terminated, Mr. Breier shall continue to receive his base salary for 12 months.

     Pursuant to this agreement, we granted to Mr. Breier an option under the 1995 stock option plan to purchase 1,000,000 shares of common stock on March 30, 1998. This option has an exercise price of $2.60 per share and is governed generally by the terms of the 1995 stock option plan, with certain limited exceptions including acceleration of the vesting in connection with a change of control (as defined in the agreement).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our Compensation Committee is an officer or employee of Beyond.com. Two of the six members of our Board of Directors also serve as members of the board of directors of CyberSource Corporation. Other than with respect to CyberSource, no interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OPTION GRANTS AND AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

     In April 1999, we loaned Gordon F. Jones, our former Senior Vice President, Chief Information Officer, $117,000 to assist Mr. Jones' transition to working for us. This loan is memorialized in a promissory note issued by Mr. Jones to us, which provides for repayment by October 1999, and bears interest at a rate of 6.5% compounded annually. In July 1999, Mr. Jones had fully repaid the principal plus all interest incurred with respect to this loan.

     In January 2000, our Board of Directors adopted the Chairman Grant Program and reserved 1,000,000 shares of common stock for issuance to selected full-time employees under this program. William S. McKiernan, our Chairman of the Board, agreed to contribute 1,000,000 shares of our common stock owned by him to this program over the one year term of this Program. Shares will be issued on a quarterly basis, generally in the total amount of 250,000 shares per quarter. This program has been temporarily suspended. As of December 15, 2000, approximately 435,467 shares have been issued pursuant to this program.

     In January 2000, Mark L. Breier resigned as President and Chief Executive Officer. Per the terms of his employment agreement, we will continue to pay Mr. Breier his base salary from the date of his resignation until the lesser of twelve months or that number of months before which he obtains a position with another company.

     In March 2000, James R. Lussier resigned as our Vice President, Business Operations and Corporate Strategy. Per the terms of his separation agreement, we will continue to pay Mr. Lussier his base salary for four months after the date of separation agreement.

     In April 2000, Gordon F. Jones was paid his first quarter retention bonus of $57,188. In July 2000, Mr. Jones resigned as our Senior Vice President and Chief Information Officer. Upon his resignation, Mr. Jones was paid his second quarter retention bonus of $61,875.

     In April 2000, C. Richard Neely, Jr. and John D. Vigouroux were each paid their first quarter retention bonuses of $78,125. In July 2000, Mr. Neely resigned as our Senior Vice President of Finance and Administration and Chief Financial Officer and Mr. Vigouroux resigned as our Senior Vice President, Sales and Marketing. Upon their resignations, Messrs. Neely and Vigouroux were paid their second quarter retention bonuses of $78,125.

DIRECTOR COMPENSATION

     The Company pays non-employee directors an annual director's fee in the amount of $10,000, in quarterly installments.

     In January 1999, the Company granted Mr. Kolde (who resigned from the Company's Board in April 2000) an option to purchase 10,000 shares of common stock at an exercise price of $20.75 per share.

     The 1999 Stock Incentive Plan provides for initial grants to our non-employee directors of 20,000 shares upon appointment to the Board of Directors and subsequent grants of 5,000 shares following the conclusion of each Annual Meeting of Stockholders commencing with the 2000 Annual Meeting of Stockholders. These options vest over four years.

     In March 1999, we granted each of Messrs. Carlston, Chen and Posner (Messrs. Carlston and Chen each resigned from the Company's Board in April 2000 and Mr. Posner resigned in July 2000) options to purchase 20,000 shares of common stock at an exercise price of $23.75 per share under the 1998 Stock Option Plan. These options vest over four years with 25% of the total shares granted vesting in March 2000 and the remaining shares vesting monthly thereafter through March 2003, contingent upon continuous service as a Director.

RETENTION BONUSES

     We have agreed to pay a "retention bonus" based upon attainment of certain corporate revenue, margin and expense goals by quarter to certain employees. These bonuses will be payable quarterly within two weeks of the quarterly earnings release date. These bonuses will be available through the quarter ended December 31, 2000 and any decision to extend said bonus will be at the discretion of the Compensation Committee. To receive the bonus the executive must be an active employee of Beyond.com at the time the bonus is paid.

     The "retention bonuses" will be awarded as follows:

                                                     AMOUNT OF QUARTERLY
                 NAME OF EMPLOYEE                     "RETENTION BONUS"
                 ----------------                    -------------------
Eric Chatham.......................................      $ 85,937.50
Don Beery..........................................      $ 23,750.00
                                                         -----------
  Total............................................      $109,687.50
                                                         ===========

RELATIONSHIP WITH CYBERSOURCE CORPORATION

     Pursuant to the terms of an agreement entered into in connection with the spin-off of CyberSource Corporation, we use services supplied by CyberSource on a non-exclusive basis. These services relate to credit card processing fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. Any discontinuation of such services, or any reduction in performance that requires us to replace such services, could be disruptive to our business. We also received a non-exclusive license to certain CyberSource technology. Under the services agreement, we are obligated to compensate CyberSource on a basis of services used per order or transaction. At the time these agreements were negotiated, all of our directors were also directors of CyberSource and other members of our management team joined CyberSource as executive officers. As a result, these and subsequent agreements may not be deemed the result of arm's length negotiations. Further, although we and CyberSource are engaged in different businesses, the two companies currently have no policies to govern the pursuit or allocation of corporate opportunities between CyberSource and us in the event they arise. Our business could be adversely affected if the overlapping board members of the two companies pursue CyberSource's interests over ours either in the course of intercompany transactions or where the same corporate opportunities are available to both companies.

     In connection with the CyberSource spin-off, we approved loans in amounts equal to the adverse incremental income tax any stockholder incurred as a result of the spin-off and the transactions contemplated thereby. In April 1998, we loaned $270,000 to William S. McKiernan, the sole stockholder incurring such adverse tax consequences, so as to offset Mr. McKiernan's incremental 1997 income tax. The loan to Mr. McKiernan was secured by 129,808 shares of common stock held by Mr. McKiernan and was due and payable no later than December 17, 1999. Interest accrued on the loan to Mr. McKiernan at the rate of 6.02%, compounded annually. In May 1999, Mr. McKiernan fully repaid the principal plus all interest incurred with respect to this loan.

     We entered into a Software License Agreement with CyberSource in June 1999, pursuant to which CyberSource purchased a perpetual, transferable, worldwide license to copy, modify, market and otherwise use technology related to transaction processing services. Pursuant to the terms of the agreement, we will not license or otherwise distribute the software to any of CyberSource's competitors through June 2001, and CyberSource will own all modifications or derivative works of the software. We will indemnify CyberSource against any legal cause of action brought against CyberSource to the extent that the cause of action is based on a claim that the software infringes any intellectual property rights of a third party, and CyberSource will indemnify us against any legal cause of action brought against us to the extent that the cause of action is based on a claim that any modification or derivative of the software infringes any intellectual property rights of a third party. The purchase price of the license was $600,000.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of December 15, 2000 by (a) each stockholder known by us to be the beneficial owner of more than five percent of our common stock, (b) each of our directors and nominees for director, (c) each Named Executive Officer and (d) all executive officers, directors and nominees for director who beneficially own shares, as a group.

                                                                 NUMBER OF
                                                                   SHARES
                                                                BENEFICIALLY     PERCENTAGE OF SHARES
5% BENEFICIAL OWNERS, DIRECTORS AND NAMED EXECUTIVE OFFICERS       OWNED         BENEFICIALLY OWNED(1)
------------------------------------------------------------  ----------------   ---------------------
William S. McKiernan(2).....................................     7,550,878               16.5%
John P. Pettitt(3)..........................................     1,049,728                2.3%
Richard Scudellari..........................................        40,000                  *
Ronald S. Smith.............................................        40,000                  *
Mark W. Bailey(4)...........................................         2,000                  *
Ralph Godfrey...............................................            --                  *
Mark L. Breier..............................................        25,274                  *
Kendall M. Fargo............................................        10,500                  *
John D. Vigouroux...........................................            --                  *
Gordon F. Jones.............................................            --                  *
Mala Anand..................................................            --                  *
All directors and executive officers as a group (11
  persons)(5)...............................................     8,756,586               19.1%

-------------------------
 *  Represents beneficial ownership of less than 1% of our common stock.

(1) Number of shares beneficially owned is determined based on 45,757,159 shares outstanding as of December 15, 2000. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 15, 2000. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of each other person. To our knowledge, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each of the individuals named above is: c/o Beyond.com Corporation, 3200 Patrick Henry Drive, Santa Clara, California 95054.

(2) Includes 7,520,110 shares held by Mr. McKiernan and 30,768 shares held by members of Mr. McKiernan's immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

(3) Includes 25,000 shares held by Mr. Pettitt and 1,024,728 shares held by members of Mr. Pettitt's immediate family. Mr. Pettitt disclaims beneficial ownership of the shares held by his immediate family.

(4) Includes options to purchase 2,000 shares of common stock that vest within 60 days of December 15, 2000, held by Mr. Bailey.

(5) Includes options to purchase 72,730 shares of common stock that vest within 60 days of December 15, 2000, held by all of our directors and executive officers of the Company.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We are authorized to issue up to 120,000,000 shares of common stock and 15,000,000 shares of preferred stock. The following description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation and bylaws, both of which are included as exhibits to the registration statement of which this prospectus forms a part, and by applicable Delaware laws.

COMMON STOCK

     As of December 15, 2000, there were 45,757,159 shares of common stock outstanding. Subject to preferences that may be applicable to any outstanding shares of preferred stock, our board of directors may declare a dividend out of funds legally available and the holders of common stock are entitled to receive ratably any such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock and the shares of common stock to be issued upon conversion of our outstanding convertible subordinated notes will be fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors has the authority, without further action by our stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. Our board of directors, without further stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult. Additionally, if we issue this preferred stock, then the market price of common stock may decrease, and voting and other rights may decrease. We currently have no plans to issue any of this preferred stock.

WARRANTS

     Concurrent with the purchase of 238,949 shares of our common stock at a price per share equal to our initial public offering price (less underwriters, discounts) by America Online in June 1998, we issued to America Online a non-forfeitable warrant for 358,423 shares of common stock at a per share exercise price of $8.37, which vests in increments of 1/36 per month commencing March 1, 1998.

     Concurrent with the establishment of the equity drawdown facility, we issued to each of Investwell Investments Limited and Ladenburg Thalmann & Co., Inc. a warrant to purchase 300,000 shares of common stock at a per share exercise price of $0.8984. These warrants expire on October 30, 2003.

                        SHARES ELIGIBLE FOR FUTURE SALE

COMMON STOCK PURCHASE AGREEMENT

OVERVIEW

     On October 30, 2000, we entered into a common stock purchase agreement with Investwell Investments Limited, a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility.

     In general, the equity drawdown facility operates like this: the investor, Investwell, has committed to provide us up to $40 million as we request it over a 12 month period, in return for common stock we issue to Investwell. Once every 22 trading days, we may request a draw. The amount that we can drawdown upon each request must be at least $100,000 but no more than $5,000,000. The maximum amount we can actually drawdown for each request is also limited to 4.5% of the weighted average price of our common stock for the three months prior to our request multiplied by the total trading volume of our common stock for the three months prior to our request.

     Each 22 trading day period following a drawdown request is divided into two 11 trading day settlement periods. After each 11 trading day settlement period, the final drawdown amount for that settlement period is determined. The funds are received on the 13th day and the 24th day following the delivery of a drawdown notice, two days after the end of each settlement period. The final drawdown amount will be reduced by 1/22 for each day during the 22 trading day period that the volume-weighted average stock price falls below a threshold set by us. We then use the formulas in the common stock purchase agreement to determine the number of shares that we will issue to Investwell in return for that money. The formulas for determining the actual drawdown amounts, the number of shares that we issue to Investwell and the price per share paid by Investwell are described in detail beginning on page 50. The aggregate total of all drawdowns under the equity drawdown facility cannot exceed $40 million and no single drawdown can exceed $5 million. We are under no obligation to request a drawdown during any period.

     The per share dollar amount that Investwell pays for our common stock for each drawdown includes a 5% discount to the average daily market price of our common stock for each day during the 22-trading day period after our drawdown request, weighted by trading volume. We will receive the amount of the drawdown less an escrow agent fee of $1,500 and a placement fee equal to 2% of the gross proceeds payable to the placement agent, Ladenburg Thalmann & Co., Inc., which introduced Investwell to us. Ladenburg is not obligated to purchase any of our shares, but as an additional placement fee, we have issued to Ladenburg a stock purchase warrant to purchase 300,000 shares of our common stock at an exercise price of $0.8984 per share. The common stock issuable upon exercise of those warrants is included in the registration statement of which this prospectus is a part.

     In lieu of providing Investwell with a minimum aggregate drawdown commitment, we have issued to Investwell a stock purchase warrant to purchase 300,000 shares of our common stock with an exercise price of $0.8984, which was 125% the volume-weighted average share price on October 27, 2000, the business day prior to the date on which the common stock purchase agreement was signed. This stock purchase warrant expires October 30, 2003.

     We are registering 7,469,588 shares of common stock for possible issuance under the common stock purchase agreement and 600,000 shares underlying the warrants for common shares delivered to Investwell and Ladenburg Thalmann & Co. Inc. The listing requirements of The Nasdaq National Market prohibit us from issuing 20% or more of our issued and outstanding common shares in a single transaction if the shares may be issued for less than the greater of market value or book value, unless we get stockholder approval. Based on shares of common stock issued and outstanding on October 30, 2000, we may not issue more than 8,069,588 shares under the common stock purchase agreement, the Investwell stock purchase warrant and the Ladenburg stock purchase warrant, without the approval of our stockholders. Because

600,000 of these shares are committed to the Investwell stock purchase warrant and the Ladenburg stock purchase warrant, if we wish to draw amounts under the common stock purchase agreement which would cause an issuance of more than 7,469,588 shares under the equity drawdown facility, we must receive stockholder approval prior to any such drawdown.

     In addition, the common stock purchase agreement does not permit us to drawdown funds if the issuance of shares of common stock to Investwell pursuant to the drawdown would result in Investwell owning more than 9.9% of our outstanding common stock on the drawdown exercise date.

THE DRAWDOWN PROCEDURE AND THE STOCK PURCHASES

     We may request a drawdown by faxing to Investwell a drawdown notice, stating the amount of the drawdown that we wish to exercise and the minimum threshold price, if any, at which we are willing to sell the shares.

AMOUNT OF THE DRAWDOWN

     No drawdown can exceed the lesser of $5,000,000 and the following amount:

     - The total trading volume of our common stock for the three months immediately prior to the date on which we give notice of the drawdown;

     multiplied by

     - The average of the volume-weighted average daily prices for the three months immediately prior to the date on which we give notice of the drawdown;

     multiplied by

     - 4.5%.

     The amount of the drawdown request, subject to the limit set forth above, will be reduced by 1/22 for every day in the 22 trading days after our drawdown request that the volume-weighted average daily price for a trading day is below the threshold price set by us in the drawdown request. A day will be withdrawn from the drawdown period if trading is suspended for more than three hours on such day. If the volume-weighted average daily price for a day is below the threshold price, then we will not issue any shares for that day and Investwell will not purchase any shares for that day. Thus, if our pricing committee sets a threshold price too high, and if our stock price does not consistently meet that level during the 22 trading days after our drawdown request, then the amount that we can draw and the number of shares that we will issue to Investwell will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, then we will be able to drawdown the lesser of our drawdown request and the capped amount, but we will have to issue a greater number of shares to Investwell at the reduced price. If we draw on the equity drawdown facility, then we cannot make another drawdown request until the following drawdown period.

NUMBER OF SHARES

     The 22 trading days immediately following the drawdown notice are used to determine the number of shares that we will issue in return for the money provided by Investwell, which then allows us to calculate the price per share that Investwell will pay for our shares.

     To determine the number of shares of common stock that we can issue in connection with a drawdown, take 1/22 of the drawdown amount determined by the formulas above, and for each of the 22 trading days immediately following the date on which we give notice of the drawdown, divide it by 95% of the volume-weighted average daily trading price of our common stock for that day. The 95% accounts for Investwell's 5% discount. The sum of these 22 daily calculations produces the maximum number of common shares that we can issue, unless the volume-weighted average daily price for any given trading day is below the threshold amount, in which case that day is ignored in the calculation. The price per share that Investwell ultimately pays is determined by dividing the final drawdown amount by the number of shares that we issue to Investwell.

SAMPLE CALCULATION OF STOCK PURCHASES

     The following is an example of the calculation of the drawdown amount and the number of shares we would issue to Investwell in connection with that drawdown based on hypothetical assumptions.

SAMPLE DRAWDOWN AMOUNT CALCULATION.

     For purposes of this example, suppose that we provide a drawdown notice to Investwell, and that we set the threshold price at $1.00 per share, below which we will not sell any shares to Investwell during this drawdown period. Suppose further that the total daily trading volume for the three months prior to our drawdown notice is 42,000,000 shares and that the average of the volume-weighted average daily prices of our common stock for the three months prior to the notice is $1.15. Under these hypothetical numbers, the maximum amount of the drawdown is as follows:

     - the total trading volume for the three months prior to our drawdown notice (42,000,000).

     multiplied by

     - the average of the volume-weighted average daily prices of our common stock for the three months prior to the drawdown notice ($1.15)

     multiplied by

     - 4.5%

     equals $2,173,500.

     The maximum amount we can drawdown under the formula is therefore capped at $2,173,500, subject to further adjustments if the volume-weighted average daily price of our common stock for any of the 22 trading days following the drawdown notice is below the threshold price we set of $1.00. For example, if the volume-weighted average daily price of our common stock is below $1.00 on two of those 22 days, the $2,173,500 would be reduced by 1/22 for each of those days and our drawdown amount would be 20/22 of $2,173,500, or 1,975,909.

SAMPLE CALCULATION OF NUMBER OF SHARES

     Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our common stock is as set forth in the table on the next page, the number of shares to be issued based on any trading day during the drawdown period can be calculated as follows:

     - 1/22 of the drawdown amount of $2,173,500

     divided by

     - 95% of the volume-weighted average daily price.

     For example, for the first trading day in the example in the table below, the calculation is as follows: 1/22 of $2,173,500 is $98,795.45. Divide $98,795.45 by 95% of the volume-weighted average daily price for that day of $1.15 per share, to get 90,430 shares. Perform this calculation for each of the 22 measuring days during the drawdown period, excluding any days on which the volume-weighted average daily price is below the $1.00 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are two days which must be excluded: days 16 and 17.

     After excluding the days that are below the threshold price, the amount of our drawdown in this example would be $1,975,909, $1,086,749.95 of which would be settled on day 13 for the first settlement period, and $889,159.05 of which would be settled on day 24 for the second settlement period. The total number of shares that we would issue to Investwell for this drawdown request would be 1,871,581 shares, so long as those shares would not cause Investwell to beneficially own more than 9.9% of our then outstanding common stock. Investwell would pay $1.0557 per share for these shares.

                       VOLUME-WEIGHTED
     TRADING DAY       AVERAGE PRICE(1)   DRAWDOWN AMOUNT   NUMBER OF SHARES SOLD
     -----------       ----------------   ---------------   ---------------------
          1                 $1.15           $98,795.45               90,430
          2                 1.125           $98,795.45               92,440
          3                 1.00            $98,795.45              103,995
          4                 1.125           $98,795.45               92,440
          5                 1.250           $98,795.45               83,196
          6                 1.250           $98,795.45               83,196
          7                 1.125           $98,795.45               92,440
          8                 1.00            $98,795.45              103,995
          9                 1.00            $98,795.45              103,995
         10                 1.250           $98,795.45               83,196
         11                 1.375           $98,795.45               75,633
         12                 1.125           $98,795.45               92,440
         13                 1.125           $98,795.45               92,440
         14                 1.125           $98,795.45               92,440
         15                 1.00            $98,795.45              103,995
         16                 0.875           $      0(2)                 0(2)
         17                 0.875           $      0(2)                 0(2)
         18                 1.00            $98,795.45              103,995
         19                 1.125           $98,795.45               92,440
         20                 1.125           $98,795.45               92,440
         21                 1.00            $98,795.45              103,995
         22                 1.125           $98,795.45               92,440
                                            ----------            ---------
        Total                               $1,975,909            1,871,581
                                            ==========            =========

-------------------------
(1) The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

(2) Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical drawdown notice.

     We would receive the amount of our drawdown ($1,975,909) less a 2% cash fee paid to the placement agent of $39,518.18, less a $1,500.00 escrow fee, for net proceeds to us of $1,934,890.82. The delivery of the requisite number of shares and payment of the drawdown will take place through an escrow agent, Epstein, Becker & Green, P.C. of New York. The escrow agent pays 98% of the drawdown to us -- after subtracting its escrow fee -- and 2% to Ladenburg Thalmann & Co. Inc., our placement agent, in satisfaction of placement agent fees.

NECESSARY CONDITIONS BEFORE INVESTWELL IS OBLIGATED TO PURCHASE OUR SHARES

     The following conditions must be satisfied before Investwell is obligated to purchase any common shares that we may request Investwell from time to time:

     - A registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the drawdown settlement date for making resales of the common shares purchased by Investwell;

     - There can be no material adverse change in our business, operations, properties, prospects or financial condition;

     - We must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement;

     - No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement;

     - No litigation or proceeding nor any investigation by any governmental authority can be pending or threatened against us or Investwell seeking to restrain, prevent or change the transactions contemplated by the common stock purchase agreement or seeking damages in connection with such transactions; and

     - Trading in our common shares must not have been suspended by the Securities and Exchange Commission or The Nasdaq National Market, nor shall minimum prices have been established on securities whose trades are reported by The Nasdaq National Market.

     On each drawdown settlement date for the sale of common shares, we may be required to deliver an opinion from our counsel about these matters.

     A further condition is that Investwell may not purchase more than 19.9% of our common shares issued and outstanding on October 30, 2000, without us first obtaining approval from our stockholders for such excess issuance.

RESTRICTIONS ON FUTURE FINANCINGS

     The common stock purchase agreement limits our ability to raise money by selling our securities for cash at a discount to the market price until the earlier of 12 months from the effective date of the registration statement of which this prospectus is a part, or 24 months from such date if we choose to extend the term of the equity drawdown facility, 60 days after the common stock purchase agreement is terminated, or the date which is 60 days after Investwell has purchased the maximum of $40,000,000 worth of common stock from us under the common stock purchase agreement.

     There are exceptions to this limitation for securities sold in the following situations:

     - in a registered public offering which is underwritten by one or more established investment banks;

     - in one or more private placements where the purchasers do not have registration rights;

     - in one or more private placements where the purchasers have registration rights, provided that the sale of securities is not at a discount to the then current market price;

     - in one or more private placements where the purchasers have registration rights that do not take effect until after the termination of the common stock purchase agreement;

     - pursuant to any presently existing or future employee benefit plan which plan has been or is approved by the our stockholders;

     - pursuant to any compensatory plan for a full-time employee or key consultant;

     - in connection with a strategic partnership or other business transaction, the principal purpose of which is not simply to raise money; and

     - a transaction to which Investwell gives its written approval.

COSTS OF CLOSING THE TRANSACTION

     At the initial closing of the transaction on October 30, 2000, we delivered the requisite opinion of counsel to Investwell and paid $35,000 to Ladenburg Thalmann & Co. Inc. to cover its expenses. Ladenburg also received a stock purchase warrant to purchase a total of 300,000 shares of our common stock with an exercise price of $0.8984 per share, which is equal to 125% of the volume-weighted average price of our common stock as reported on The Nasdaq National Market on October 27, 2000. The stock purchase warrant expires October 30, 2003. Ladenburg is not obligated to purchase any of our shares pursuant to the stock purchase warrant.

TERMINATION OF THE COMMON STOCK PURCHASE AGREEMENT

     Investwell may terminate the equity drawdown facility established by the common stock purchase agreement if we file for protection from creditors.

INDEMNIFICATION OF INVESTWELL

     Investwell is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and the prospectus, except as they relate to information supplied by Investwell to us for inclusion in the registration statement and prospectus.

                              SELLING STOCKHOLDERS

OVERVIEW

     The shares of common stock registered for resale under this prospectus constitute 19.9% of our issued and outstanding common shares as of October 30, 2000. The number of shares that we are registering is based in part on our good faith estimate of the maximum number of shares that we will issue to Investwell under the common stock purchase agreement. Accordingly, the number of shares that we are registering for issuance under the common stock purchase agreement may be higher than the number that we actually issue under the common stock purchase agreement.

INVESTWELL INVESTMENTS LIMITED

     Investwell Investments Limited is engaged in the business of investing in publicly traded equity securities for its own account. Investwell's principal offices are located at Aeulestrasse 74, FL-9490 Vaduz, Liechtenstein. Investment decisions for Investwell are made by Mr. Hans Gassner, Dr. Alex Wiederkehr and Dr. Kurt Alig, its board of directors. Other than the stock purchase warrant that we issued to Investwell in connection with the establishment of the equity drawdown facility, Investwell does not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Investwell and us other than the equity drawdown facility.

LADENBURG THALMANN & CO. INC.

     Ladenburg Thalmann & Co. Inc. has acted as placement agent in connection with the common stock purchase agreement. Ladenburg introduced us to Investwell and assisted us with structuring the equity drawdown facility with Investwell. Ladenburg's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

     This prospectus covers 300,000 shares of common stock issuable upon exercise of a stock purchase warrant that we have issued to Ladenburg as a placement fee for introducing us to Investwell. This stock purchase warrant is exercisable at $0.8984 per share and expires on October 30, 2003. The decision to exercise this stock purchase warrant issued, and the decision to sell the common stock issued pursuant to the stock purchase warrant, will be made by Ladenburg's officers and board of directors. Other than the stock purchase warrant, Ladenburg does not own any of our securities as of the date of this prospectus.

     Our agreement with Ladenburg provides that for a period of one year from the date of the Ladenburg agreement, we must discuss with Ladenburg the possibility of Ladenburg representing us as underwriter or placement agent for all financing arrangements for our company, other than conventional banking arrangements, borrowing and commercial debt financing and discrete unrelated transactions of not more than $250,000 where no investment banking fee is being paid, or equity investments made by corporate partners or customers.

                              PLAN OF DISTRIBUTION

GENERAL

     Investwell is offering the shares of common stock for its account as a statutory underwriter, and not for our account. We will not receive any proceeds from any sale by Investwell of shares of our common stock. Investwell may offer for sale up to 7,469,588 shares of common stock acquired by it pursuant to the terms of the common stock purchase agreement more fully described under the section above entitled "Shares Eligible for Future Sale -- Common Stock Purchase Agreement" and the stock purchase warrant that we issued to Investwell in connection with the equity drawdown facility. Investwell is deemed to be a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of shares of common stock and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. In addition, Ladenburg and any broker-dealers that act in connection with the resale of common stock offered by this prospectus may also be deemed to be underwriters. Investwell has, prior to any sales, agreed not to effect any offers or sales of the shares of common stock in any manner other than as specified in the prospectus and not to purchase or induce others to purchase shares of common stock in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of The Nasdaq National Market.

     To permit Investwell to resell the common shares issued to it under the common stock purchase agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Investwell that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

     - the date after which all of the common shares held by Investwell or its transferees that are covered by the registration statement of which this prospectus is a part have been sold under the provisions of Rule 144 under the Securities Act of 1933;

     - the date after which all of the common shares held by Investwell or its transferees that are covered by the registration statement have been transferred to persons who may trade such shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of such common shares without any restrictive legend;

     - the date after which all of the common shares held by Investwell or its transferees that are covered by the registration statement have been sold by Investwell or its transferees pursuant to such registration statement;

     - the date after which all of the common shares held by Investwell or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, under Rule 144 under the Securities Act of 1933 irrespective of any applicable volume limitations;

     - the date after which all of the common shares held by Investwell or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without any time, volume or manner limitations under Rule 144(k) or similar provision then in effect under the Securities Act of 1933; or

     - the date after which none of the common shares held by Investwell that are covered by the registration statement are or may become issued and outstanding.

     Shares of common stock offered through this prospectus may be sold from time to time by Investwell or Ladenburg, or by pledgees, donees, transferees or other successors in interest to Investwell or Ladenburg. We will supplement this prospectus to disclose the names of any pledgees, donees, transferees or other successors in interest that intend to offer common stock through this prospectus.

     Sales may be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Investwell and Ladenburg will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by Investwell and Ladenburg that there are no existing arrangements between either of them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by Investwell and Ladenburg through this prospectus. Investwell is an underwriter and Ladenburg may be deemed to be an underwriter in connection with resales of their shares.

     The common shares may be sold in one or more of the following manners:

     - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer for its account under this prospectus; or

     - ordinary brokerage transactions and transactions in which the broker solicits purchases.

     In effecting sales, brokers or dealers engaged by Investwell or Ladenburg may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by Investwell or Ladenburg. Brokers or dealers may receive commissions, discounts or other concessions from Investwell or Ladenburg in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from Investwell or Ladenburg (and, if they act as agent for the purchaser of such common shares, from such purchaser).

     Broker-dealers may agree with Investwell or Ladenburg to sell a specified number of common shares at a stipulated price per share, and, to the extent that a broker dealer is unable to do so acting as agent for Investwell or Ladenburg, to purchase as principal any unsold common shares at a price required to fulfill the broker-dealer commitment to Investwell or Ladenburg. Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common shares.

     In addition, any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

     Investwell is subject to the applicable provisions of the Securities Exchange Act of 1934, including without limitation, Rule 10b-5 and Regulation M thereunder. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the common shares to effect covering transactions, to impose penalty bids or to effect passive market making bids. In addition, in connection with the transactions in the common shares, Investwell and we will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

     Investwell and Ladenburg will pay all commissions and their own expenses, if any, associated with the sale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

UNDERWRITING COMPENSATION AND EXPENSES

     The underwriting compensation for Investwell will depend on the amount of financing that we are able to obtain under the stock purchase agreement, up to a maximum of $2,000,000 if we are able to obtain the entire $40,000,000 in financing. Investwell will purchase shares under the stock purchase agreement at a price equal to 95% of the volume-weighted average daily price of our common stock reported on The Nasdaq National Market, for each day in the pricing period with respect to each drawdown request. If our share price remained constant throughout the term of the stock purchase agreement at our closing bid price on December 21, 2000 of $0.1875 per share, then Investwell's 5% discount would equal $0.0094 per share.

     We also issued to Investwell a warrant to purchase 300,000 shares of our common stock at $0.8984 per share as consideration for providing the common stock purchase agreement. Our common stock price on December 21, 2000 was $0.1875. The warrant expires October 30, 2003.

     In addition, we are obligated to pay Ladenburg, as compensation for its services as Investwell's placement agent, a cash fee equal to 2% of the gross proceeds received from Investwell under the stock purchase agreement. The placement agent compensation to Ladenburg will depend on the amount of financing that we are able to obtain under the stock purchase agreement, up to a maximum of $800,000 if we obtain the entire $40,000,000 in financing. If our closing bid price on December 21, 2000 of $0.1875 per share remains constant throughout the term of the stock purchase agreement, then Ladenburg's 2% placement agent fee would equal $0.00375 per share.

     We also issued to the placement agent a warrant to purchase 300,000 shares of our common stock at $0.8984 per share as consideration for placement services. Our common stock price on December 21, 2000 was $0.1875. The warrant expires October 30, 2003.

LIMITED GRANT OF REGISTRATION RIGHTS

     We granted registration rights to Investwell to enable it to sell the common stock that it purchases under the common stock purchase agreement. In connection with any such registration, we will have no obligation:

     - to assist or cooperate with Investwell in the offering or disposition of such shares;

     - to indemnify or hold harmless the holders of any such shares (other than Investwell as described below) or any underwriter designated by such holders;

     - to obtain a commitment from an underwriter relative to the sale of any such shares; or

     - to include such shares within any underwritten offering that we do.

     We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

     We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Investwell, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

     - the name of any broker-dealers;

     - the number of common shares involved;

     - the price at which the common shares are to be sold;

     - the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

     - that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

     - any other facts material to the transaction.

     Our registration rights agreement with Investwell permits us to restrict the resale of the shares Investwell has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Investwell for more than 30 consecutive days and our stock price declines during the restriction period, then we are required to pay to Investwell cash to compensate Investwell for its inability to sell shares during the restriction period. The amount that we would be required to pay would be the difference between the highest volume weighted average price during the restriction period and the trading day after the last day of the restriction period, for each share held by Investwell during the restriction period that has been purchased under the common stock purchase agreement.

                                 LEGAL MATTERS

     The validity of the common stock offered under this prospectus will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. As of the date of this prospectus, Richard Scudellari, a partner in that firm, is a member of our board of directors and owns 40,000 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as of December 31, 1998 and 1999 and for the three years ended December 31, 1999, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, relating to the shares of common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not contain all the information that is in the registration statement. Portions of the registration statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement.

     For further information regarding our company and our common stock, please see the registration statement and its exhibits and schedules. You may examine the registration statement free of charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. Copies of the registration statement may also be obtained at prescribed rates from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Commission at 1-800-SEC-0330.

     In addition, the registration statement and other public filings can be obtained from the Commission's web site at http://www.sec.gov. We intend to furnish our stockholders written annual reports containing audited financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                             BEYOND.COM CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Net Capital
  Deficiency)...............................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Beyond.com Corporation

     We have audited the accompanying consolidated balance sheets of Beyond.com Corporation as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated January 14, 2000, except for Note 6, as to which the date is March 27, 2000, the Company, as discussed in Note 1, has incurred substantial operating losses and negative cash flows from operations that adversely affect the Company's liquidity. Note 1 describes management's plans to address these issues.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beyond.com Corporation at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
January 14, 2000, except for
Note 6, as to which the
date is March 27, 2000,
and the third paragraph of Note 1,
as to which the date is December 21, 2000.

                             BEYOND.COM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             DECEMBER 31,
                                                        ----------------------    SEPTEMBER 30,
                                                          1998         1999            2000
                                                        ---------    ---------    --------------
                                                                                   (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents...........................  $ 81,548     $  11,539      $  14,483
  Short-term investments..............................        --        54,774             --
  Accounts receivable, net of allowances of $878, $992
     and $786 at December 31, 1998 and 1999 and
     September 30, 2000, respectively.................     8,785        13,843         19,327
  Note receivable from a director.....................       270            --             --
  Prepaid partnership agreements......................     4,091         5,151            686
  Prepaid expenses and other current assets...........     2,110         3,002          1,950
  Cost of deferred revenue............................     5,255         9,388         13,061
                                                        --------     ---------      ---------
          Total current assets........................   102,059        97,697         49,507
Property and equipment, net...........................     3,150        13,077         13,037
Goodwill and other intangible assets..................        --       102,229         71,517
Other noncurrent assets...............................     4,695         7,373          9,477
                                                        --------     ---------      ---------
          Total assets................................  $109,904     $ 220,376      $ 143,538
                                                        ========     =========      =========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $ 14,443     $  12,579      $  12,846
  Accrued employee expenses...........................       575         2,046          3,266
  Other accrued liabilities...........................     1,169         5,468          4,294
  Current obligations under capital leases............        --           118             --
  Deferred revenue....................................     5,744         9,393         14,199
                                                        --------     ---------      ---------
          Total current liabilities...................    21,931        29,604         34,605
Noncurrent obligations under capital leases...........        --            10             --
Convertible notes payable.............................    63,250        63,250         17,514
Commitments and contingencies
Stockholders' equity:
  Common stock, no par value:
     Authorized shares -- 50,000,000 in 1998 and
       70,000,000 in 1999 and 120,000,000 in 2000.....
     Issued and outstanding shares -- 27,424,763 in
       1998, 36,490,133 in 1999 and 39,104,698 in
       2000...........................................    69,311       295,814        298,739
  Deferred compensation...............................    (2,226)       (1,444)          (167)
  Accumulated other comprehensive income (loss).......        --           269            (95)
  Accumulated deficit.................................   (42,362)     (167,127)      (207,058)
                                                        --------     ---------      ---------
          Total stockholders' equity..................    24,723       127,512         91,419
                                                        --------     ---------      ---------
          Total liabilities and stockholders'
            equity....................................  $109,904     $ 220,376      $ 143,538
                                                        ========     =========      =========

                            See accompanying notes.

                             BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                NINE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                           --------------------------------    --------------------
                                            1997        1998        1999         1999        2000
                                           -------    --------    ---------    --------    --------
                                                                                   (UNAUDITED)
Net revenues.............................  $16,806    $ 36,650    $ 117,282    $ 82,020    $ 91,085
Cost of revenues.........................   14,873      31,074      101,290      70,809      78,749
                                           -------    --------    ---------    --------    --------
Gross profit.............................    1,933       5,576       15,992      11,211      12,336
Operating expenses:
  Research and development...............    1,060       4,140       10,385       7,103       6,745
  Sales and marketing....................    1,696      27,206       81,349      61,359      35,329
  General and administrative.............    1,087       3,801       12,319       8,390       9,321
  Goodwill and deferred compensation
     amortization........................       --       1,565       36,745      25,105      29,841
  Restructuring..........................       --          --           --          --      13,707
                                           -------    --------    ---------    --------    --------
          Total operating expenses.......    3,843      36,712      140,798     101,957      94,943
                                           -------    --------    ---------    --------    --------
Loss from operations.....................   (1,910)    (31,136)    (124,806)    (90,746)    (82,607)
Interest and other income................      173       1,356        5,131       3,808       1,859
Interest expense.........................       (6)     (1,293)      (5,090)     (3,818)     (4,359)
                                           -------    --------    ---------    --------    --------
Loss from continuing operations..........   (1,743)    (31,073)    (124,765)    (90,756)    (85,107)
Extraordinary gain on debt exchange......       --          --           --          --      45,176
Loss from discontinued operations........   (3,616)         --           --          --          --
                                           -------    --------    ---------    --------    --------
Net loss.................................   (5,359)    (31,073)    (124,765)    (90,756)    (39,931)
Accretion of premium on redemption of
  redeemable convertible preferred stock
  in excess of purchase price............     (101)        (51)          --          --          --
                                           -------    --------    ---------    --------    --------
Net loss applicable to common
  stockholders...........................  $(5,460)   $(31,124)   $(124,765)   $(90,756)   $(39,931)
                                           =======    ========    =========    ========    ========
Basic and diluted net loss per share from
  continuing operations..................  $ (0.21)   $  (1.65)   $   (3.67)   $  (2.73)   $  (1.06)
Basic and diluted net loss per share from
  discontinued operations................    (0.40)         --           --          --          --
                                           -------    --------    ---------    --------    --------
Basic and diluted net loss per share.....  $ (0.61)   $  (1.65)   $   (3.67)   $  (2.73)   $  (1.06)
                                           =======    ========    =========    ========    ========
Weighted average shares of common stock
  outstanding used in computing basic and
  diluted net loss per share.............    9,000      18,900       34,039      33,259      37,798
                                           =======    ========    =========    ========    ========

                            See accompanying notes.

                             BEYOND.COM CORPORATION

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                      TOTAL
                                                                                      ACCUMULATED                  STOCKHOLDERS
                                                  COMMON STOCK                           OTHER                        EQUITY
                                              ---------------------     DEFERRED     COMPREHENSIVE   ACCUMULATED   (NET CAPITAL
                                                SHARES      AMOUNT    COMPENSATION      INCOME         DEFICIT     DEFICIENCY)
                                              ----------   --------   ------------   -------------   -----------   ------------
Balance at December 31, 1996................   9,000,000   $     45     $    --          $  --        $  (2,454)    $  (2,409)
Issuance of common stock upon exercise of
  options under employee stock option
  plans.....................................      70,000          2          --             --               --             2
Spin-off of CyberSource to stockholders on
  December 31, 1997.........................          --         --          --             --           (3,324)       (3,324)
Net loss and comprehensive loss.............          --         --          --             --           (5,359)       (5,359)
                                              ----------   --------     -------          -----        ---------     ---------
Balance at December 31, 1997................   9,070,000         47          --             --          (11,238)      (11,191)
Issuance of common stock upon exercise of
  options under employee stock option
  plans.....................................     166,852         28          --             --               --            28
Conversion of redeemable convertible
  preferred stock to common stock upon the
  initial public offering...................  12,198,962     15,540          --             --               --        15,540
Issuance of warrant to AOL..................          --      1,075          --             --               --         1,075
Shares issued upon the initial public
  offering, net.............................   5,750,000     46,830          --             --               --        46,830
Shares issued in private placement..........     238,949      2,000          --             --               --         2,000
Deferred compensation resulting from the
  grant of options..........................          --      3,791      (3,791)            --               --            --
Amortization of deferred compensation.......          --         --       1,565             --               --         1,565
Net loss and comprehensive loss.............          --         --          --             --          (31,073)      (31,073)
                                              ----------   --------     -------          -----        ---------     ---------
Balance at December 31, 1998................  27,424,763     69,311      (2,226)            --          (42,362)       24,723
Issuance of common stock upon exercise of
  options under employee stock option
  plans.....................................   1,087,175      2,360          --             --               --         2,360
Common shares issued in second public
  offering, net.............................   3,000,000     98,499          --             --               --        98,499
Shares issued upon merger with
  BuyDirect.com, net........................   4,930,123    123,267          --             --               --       123,267
Deferred compensation resulting from the
  assumption of BuyDirect.com options.......          --      4,590      (4,590)            --               --            --
Write-off of deferred compensation for
  terminated employees......................          --     (2,826)      2,826             --               --            --
Shares issued upon purchase of SoftGallery,
  net.......................................      48,072        613          --             --               --           613
Amortization of deferred compensation.......          --         --       2,546             --               --         2,546
Unrealized gain on short-term investments...          --         --          --            269               --           269
Net loss....................................          --         --          --             --         (124,765)     (124,765)
                                                                                                                    ---------
Comprehensive loss..........................          --         --          --             --               --      (124,496)
                                              ----------   --------     -------          -----        ---------     ---------
Balance at December 31, 1999................  36,490,133   $295,814     $(1,444)         $ 269        $(167,127)    $ 127,512
Issuance of common stock upon exercise of
  options under employee stock option plans
  (unaudited)...............................   1,432,590        772          --             --               --           772
Issuance of common stock under employee
  stock purchase plan (unaudited)...........      65,695        296          --             --               --           296
Receipt of common stock contributed by
  Chairman for Chairman Grant Plan
  (unaudited)...............................    (435,467)        --          --             --               --            --
Issuance of common stock under Chairman
  Grant Plan (unaudited)....................     435,467      1,147          --             --               --         1,147
Write-off of deferred compensation for
  terminated employees (unaudited)..........          --       (851)        851             --               --            --
Shares issued upon divestiture of
  SoftGallery, net (unaudited)..............     176,806        445          --             --               --           445
Shares issued due to note conversion
  (unaudited)...............................     939,474      1,116          --             --               --         1,116
Amortization of deferred compensation
  (unaudited)...............................          --         --         426             --               --           426
Unrealized loss on short-term investments
  and foreign currency translation
  (unaudited)...............................          --         --          --           (364)              --          (364)
Net loss (unaudited)........................          --         --          --             --          (39,931)      (39,931)
                                                                                                                    ---------
Comprehensive loss (unaudited)..............          --         --          --             --               --       (40,295)
                                              ----------   --------     -------          -----        ---------     ---------
Balance of September 30, 2000 (unaudited)...  39,104,698   $298,739     $  (167)         $ (95)       $(207,058)    $  91,419
                                              ==========   ========     =======          =====        =========     =========

                            See accompanying notes.

                             BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                   NINE MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                              --------------------------------    --------------------
                                                               1997        1998        1999         1999        2000
                                                              -------    --------    ---------    --------    --------
                                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net loss....................................................  $(5,359)   $(31,073)   $(124,765)   $(90,756)   $(39,931)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................       79         510        2,825       1,506       3,074
  Accretion.................................................       --          --           --          --         556
  Common shares issued for employee services................       --          --           --          --       1,147
  Extraordinary gain on debt exchange.......................       --          --           --          --     (45,176)
  Amortization of goodwill and deferred compensation........       --       1,565       36,745      25,105      31,228
  Amortization of debt issuance costs.......................       --         113          803         419         239
  Net loss of discontinued operations.......................    3,616          --           --          --          --
Changes in assets and liabilities:
  Accounts receivable.......................................     (750)     (7,604)      (4,888)     (4,015)     (5,484)
  Prepaid partnership agreements............................     (396)     (3,695)         579      (1,184)      4,464
  Prepaid expenses and other current assets.................      (44)     (1,990)        (177)     (8,842)      1,053
  Cost of deferred revenue..................................   (4,120)       (317)      (4,133)     (8,205)     (3,673)
  Other noncurrent assets...................................       --        (770)      (3,462)     (2,379)      1,368
  Accounts payable..........................................    1,720      12,187       (3,042)     (3,265)        267
  Accrued employee expenses.................................       20         525        1,361       1,190       1,220
  Other accrued liabilities.................................      152         949       (4,489)        704      (1,174)
  Deferred revenue..........................................    4,602         175        3,646       7,836       4,806
  Cash provided by discontinued operations..................      181          --           --          --          --
                                                              -------    --------    ---------    --------    --------
Net cash used in operating activities.......................     (299)    (29,425)     (98,997)    (81,886)    (46,016)
INVESTING ACTIVITIES
Purchases of property and equipment, net....................     (333)     (3,280)     (11,657)     (6,504)     (3,035)
Purchases of short-term investments.........................       --          --      (57,659)    (57,798)         --
Sale of short-term investments..............................       --          --        3,154          --      54,228
Issuance of note receivable to director.....................       --        (270)          --          --          --
Costs associated with the acquisition of BuyDirect.com......       --          --       (5,839)     (5,849)         --
Costs associated with investment in SoftGallery.............  --.....    --......    --.......          --      (1,004)
Repayment of note receivable to director....................       --          --          270          --          --
Cash used for discontinued operations.......................   (4,611)         --           --          --          --
                                                              -------    --------    ---------    --------    --------
Net cash provided by (used in) investing activities.........   (4,944)     (3,550)     (71,731)    (70,151)     50,189
FINANCING ACTIVITIES
Proceeds from issuance of convertible notes payable.........       --      63,250           --          --          --
Payments for debt issuance costs............................       --      (2,963)          --          --          --
Costs related to debt exchange..............................       --          --           --          --      (2,168)
Repayment of note payable to related party..................      (45)        (60)          --          --          --
Repayment of capital lease obligations......................       (3)        (57)        (140)        (92)       (128)
Proceeds from sale of redeemable convertible preferred
  stock, net................................................    6,069       2,924           --          --          --
Proceeds from sale of common stock, net.....................       --      48,830       98,499      98,640          --
Proceeds from exercise of stock options.....................        2          28        2,360       1,034         772
Proceeds from sale of common stock to employees.............       --          --           --          --         295
Cash used for discontinued operations.......................   (1,946)         --           --          --          --
                                                              -------    --------    ---------    --------    --------
Net cash provided by (used by) financing activities.........    4,077     111,952      100,719      99,582      (1,229)
                                                              -------    --------    ---------    --------    --------
Net increase (decrease) in cash and cash equivalents........   (1,166)     78,977      (70,009)    (52,455)      2,944
Cash and cash equivalents at beginning of period............    3,737       2,571       81,548      81,548      11,539
                                                              -------    --------    ---------    --------    --------
Cash and cash equivalents at end of period..................  $ 2,571    $ 81,548    $  11,539    $ 29,093    $ 14,483
                                                              =======    ========    =========    ========    ========
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION
Interest paid...............................................  $     6    $     --    $   4,693    $  2,299    $  2,297
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
Issuance of Warrant to AOL..................................  $    --    $  1,075    $      --    $     --    $     --
Deferred compensation related to stock options..............  $    --    $  3,791    $   4,590    $     --    $     --
Issuance of common stock upon conversion of preferred
  stock.....................................................  $    --    $ 15,540    $      --    $     --    $     --
Issuance of common stock in conjunction with acquisitions...  $    --    $     --    $ 123,880    $120,542    $     --
Issuance of common stock upon divestiture of SoftGallery,
  net.......................................................  $    --    $     --    $      --    $     --    $    445
Issuance of common stock for convertible debt...............  $    --    $     --    $      --    $     --    $  1,116

                            See accompanying notes.

                             BEYOND.COM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Beyond.com Corporation ("Beyond.com" or the "Company") was incorporated in the state of California as CyberSource Corporation on August 12, 1994. In 1998, the Company reincorporated in Delaware as software.net Corporation. In December 1998, the Company changed its name to Beyond.com. On December 31, 1997, the Company distributed capital stock of its wholly owned subsidiary, CyberSource Corporation ("CyberSource"), in the form of a dividend to all existing stockholders of the Company. The accompanying consolidated financial statements reflect CyberSource as a discontinued operation (see Note 4).

Basis of Presentation

     The accompanying consolidated financial statements reflect the financial position and results of operations of the Company and its wholly owned subsidiaries and include the results of operations of BuyDirect.com and SoftGallery from the date of acquisition (see Note 3). All intercompany transactions and balances have been eliminated.

     During 2000, the Company has experienced substantial operating losses and negative cash flows that have adversely affected the Company's liquidity. The Company's current available cash resources may only meet its operating requirements through February or March 2001, and the Company will be required to seek additional sources of funding to finance its business operations. Management currently anticipates securing financing under an equity drawdown facility as well as a revolving line of credit during the first quarter of fiscal 2001, and will continue to seek additional debt or equity financing. However, there can be no assurance that the Company will be successful in raising additional capital resources with terms that are favorable to the Company, if at all. If the Company fails to obtain sufficient funds to continue current operations, management may need to delay, scale back or eliminate some or all of the sales and marketing efforts and research and product development programs that management would otherwise seek to develop in order to respond to competitive pressures. These actions would adversely affect Beyond.com's business and its financial condition and results of operations.

Interim Financial Statements

     In the opinion of management, the unaudited interim consolidated financial statements at September 30, 2000 and for the nine months ended September 30, 1999 and 2000 include all adjustments necessary to present fairly the Company's financial position at September 30, 2000, and results of operations and cash flows for the nine months ended September 30, 1999 and 2000. Results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the entire year.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Revenue Recognition

     The Company's revenues are primarily derived from two sources: the operation of eStores and resale of computer software. These revenues include sales of software to customers using credit cards, to corporate customers that are invoiced directly under credit terms, to U.S. Government agencies pursuant to contractual arrangements and, to a lesser extent, amounts received from software developers for advertising and promotion. Revenue from the sale of software, net of estimated returns, is recognized when persuasive evidence of an arrangement exists, either shipment of the physical product or delivery of the electronic product has occurred, fees are fixed and determinable and collectibility is considered probable. Sales of software under contracts with U.S. Government agencies require continuing service, support and performance by the Company. Accordingly, the related revenues and costs are deferred and recognized over the period the service, support and performance are provided. Revenues derived from software developers for advertising and promotion are recognized as the services are provided. Costs of deferred revenue relate to software licenses purchased from software developers for sales to U.S. Government agencies.

     The American Institute of Certified Public Accountants Statement of Position, "Software Revenue Recognition" (SOP 97-2) provides revised and expanded guidance on software revenue recognition and applies to all entities that earn revenue from licensing, selling, or otherwise marketing computer software. The application of SOP 97-2 has not had a material impact on the Company's results of operations.

Foreign Currency Translation

     The financial statements of the Company's subsidiaries are translated into U.S. dollars in accordance with the Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities of the Company's subsidiaries are translated using exchange rates on the last day of the reporting period. Revenues and expenses are translated using the average exchange rates in effect during the period. Gains and losses from foreign currency translation were not material through December 31, 1999.

Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. In the Company's case, capitalization would begin upon completion of a working model, as the Company does not prepare detailed program designs as part of the development process. Through December 31, 1999 there were no significant capitalizable software development costs incurred and, as a result, all such costs have been expensed as incurred.

Advertising Expense

     The costs of advertising are recorded as an expense when incurred or upon the first showing of the advertisement. Advertising costs for the years ended December 31, 1997, 1998, and 1999 were approximately $178,000, $8,500,000, and
$19,956,000, respectively. Amounts capitalized for future advertising were $515,000 at December 31, 1998. There were no amounts capitalized for future advertising at December 31, 1999.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 1998 and 1999 and September 30, 2000, cash equivalents consist primarily of investments in money market accounts for which cost approximates fair market value. The Company places its cash and cash equivalents in high-quality U.S. financial institutions and, to date, has not experienced losses on any of its investments.

Short-Term Investments

     Short-term investments are classified as available-for-sale and are carried at fair market value. Short-term investments are comprised primarily of commercial paper and corporate notes with an original maturity greater than three months and less than one year. Unrealized gains on short-term investments, which represent the difference between the fair market value and the amortized or original cost, are approximately $269,000 as of December 31, 1999 and are included in accumulated other comprehensive income. There were no realized gains or losses from the sale of short-term investments during fiscal 1999.

     The following is a summary of available for sale securities at December 31, 1999:

                                                                GROSS
                                              AMORTIZED       UNREALIZED         FAIR
                                                COST        GAINS/(LOSSES)       VALUE
                                             -----------    --------------    -----------
Obligations of government agencies.........  $11,498,000       $(18,000)      $11,480,000
Corporate obligations, principally
  commercial paper and corporate notes.....   43,007,000        287,000        43,294,000
                                             -----------       --------       -----------
     Total.................................  $54,505,000       $269,000       $54,774,000
                                             ===========       ========       ===========

     The Company held no short-term investments at December 31, 1998 and September 30, 2000.

Concentration of Credit Risk and Other Risks

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. The Company operates in three business segments and sells software and advertising primarily in the United States to consumers, various companies across several industries and certain U.S. Government agencies. The Company generally does not require collateral. The Company maintains allowances for credit losses and customer returns, and such losses have been within management's expectations. For each of the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000, U.S. Government agencies accounted for 33%, 29%, 25% and 43% of revenues, respectively. No customer accounted for greater than 10% of the receivable balance at December 31, 1998. As of December 31, 1999, the Company had three U.S. Government agency customers that accounted for 65% of gross accounts receivable.

     The Company's contracts with U.S. Government agencies are subject to annual review and renewal by the applicable government entity, and may be terminated, without cause, at any time.

     The Company's success depends in large part on digital downloading as a method of selling software over the Internet. If digital downloading does not achieve widespread market acceptance, the Company's results of operations may be materially adversely affected. In addition, there can be no assurance that the Company will overcome the substantial existing and future technical challenges associated with digital downloading reliably and consistently on a long-term basis.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight-line basis over estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives. Property and equipment consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                              ------    -------
Computer equipment and software.............................  $2,450    $12,779
Furniture and fixtures......................................   1,010      2,146
Office equipment............................................      77        401
Leasehold improvements......................................     221      1,169
                                                              ------    -------
                                                               3,758     16,495
Less accumulated depreciation and amortization..............    (608)    (3,418)
                                                              ------    -------
                                                              $3,150    $13,077
                                                              ======    =======

Long-Lived Assets

     The Company reviews its long-lived assets, including its goodwill and other intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Accounting for Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because, as discussed in Note 10, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See pro forma disclosures of applying SFAS 123 included in Note 10.

Net Loss Per Share

     Net loss per share is presented under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic earnings per share is computed using the weighted average number of common shares outstanding during the period and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is computed using the weighted average number of common and dilutive common shares outstanding during the period. Due to the Company's net loss for the fiscal years ended December 31, 1997, 1998, and 1999 and the nine months ended September 30, 1999 and 2000, potentially dilutive securities have been excluded from the computation as their effect is antidilutive.

     If the Company had reported net income, diluted net income per share would have included the shares used in the computation of net loss per share as well as the effect of approximately 1,016,000, 4,853,000, 7,120,000, 7,053,000, and
7,507,000 shares purchasable under outstanding options and warrants not included above for the years ended December 31, 1997, 1998, and 1999 and for the nine months ended September 30, 1999 and 2000, respectively. The number of common equivalent shares from options and

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

warrants would be determined on a weighted average basis using the treasury stock method. The convertible notes outstanding in 1998, 1999, and 2000 were also excluded from the common equivalent share calculation, as it would have been antidilutive.

Income Taxes

     Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

Internally Used Software

     In fiscal 1999, the Company adopted American Institute of Certified Public Accountants Statement of Position, "Accounting for Computer Software Developed for or Obtained for Internal-Use" (SOP 98-1). SOP 98-1 provides revised guidance for the accounting treatment to all non-governmental entities for software which is internally developed, acquired, or modified solely to meet the entity's internal needs. SOP 98-1 did not have a material effect on the Company's financial statements or results of operations.

Comprehensive Loss

     Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income" establishes rules for the reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which were previously reported separately in stockholders' equity, to be included in other comprehensive loss. Comprehensive loss consists of the Company's net loss and other comprehensive income.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133). SFAS 133 establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 133 requires all companies to recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after July 1, 2000. The Company has assessed the potential impact SFAS 133 will have on the Company's statement of financial position and does not expect that adoption of SFAS 133 will have a material effect on its financial position of results of operations.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). The Company is required to adopt SAB 101 no later than its quarter ended December 31, 2000. The Company does not believe that the adoption of SAB 101 will have a material effect on its financial position or results of operations.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Reclassifications

     Certain prior year balances have been reclassified to conform with current year's presentation.

2. RESTRUCTURING COSTS

     During the quarter ended March 31, 2000, the Company recorded a restructuring charge of $13.7 million. This was a result of a plan to refocus the Company's business from a consumer retail focused company to a business-to-business e-commerce services company. As part of this refocus, the Company reduced its workforce by approximately 75 employees in January 2000, or approximately 20% of its total workforce, consolidated facilities and disposed of excess capital assets. Additionally, the Company terminated its existing marketing agreements focused on generating consumer sales with AOL, CNET, Excite, Network Associates, Roadrunner, Yahoo! and ZDNet (see Note 6). The restructuring charges were comprised of approximately $10.1 million in termination fees and associated prepaid and intangible assets write-offs related to the termination of the marketing agreements, $2.0 million in employee termination costs, $900,000 for the write-off of prepaid royalties and consultation expenses related to the Company's change in business focus and $700,000 for the write-off of excess equipment and facilities consolidation.

     The following table summarizes the Company's restructuring activities for the nine months ended September 30, 2000 (in thousands):

                                                                                        BUSINESS
                                              MARKETING     SEVERANCE       EXCESS     DEVELOPMENT
                                              AGREEMENTS   AND BENEFITS   FACILITIES    EXPENSES      TOTAL
                                              ----------   ------------   ----------   -----------   -------
Restructuring charge recorded in quarter
  ended March 31, 2000......................   $10,123       $ 2,002        $ 693         $ 889      $13,707
Cash payments...............................    (3,181)       (1,330)          --          (348)      (4,859)
Non-cash charges............................    (4,100)           --         (693)         (541)      (5,334)
                                               -------       -------        -----         -----      -------
Accrual balance as of March 31, 2000........     2,842           672           --            --        3,514
Cash payments...............................    (2,842)         (450)          --            --       (3,292)
                                               -------       -------        -----         -----      -------
Accrual balance as of June 30, 2000.........        --           222           --            --          222
Cash payments...............................        --          (222)          --            --         (222)
                                               -------       -------        -----         -----      -------
Accrual balance as of September 30, 2000....   $    --       $    --        $  --         $  --      $    --
                                               =======       =======        =====         =====      =======

3. ACQUISITIONS

BuyDirect.com

     On March 30, 1999, a wholly owned subsidiary of Beyond.com merged with and into BuyDirect.com, an online software retailer for consumers and business customers. BuyDirect.com was originally launched as a service of CNET and became a wholly owned subsidiary of Beyond.com in March 1998. Upon the closing of this merger, Beyond.com issued 4,930,123 shares of its common stock to BuyDirect.com's stockholders in exchange for their outstanding shares of BuyDirect.com common and preferred stock. Beyond.com assumed options to purchase 281,757 shares of its common stock in connection with the merger. The common stock issued was valued at $120.5 million based on the average closing price of the common stock for the five trading days immediately preceding and the five trading days following the announcement of the acquisition. The Company accounted for the merger using the purchase method of accounting. The purchase consideration of approximately $138.9 million included the fair market value of the common stock of $120.5 million, the fair value of the fully vested options assumed of $2.7 million,

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

liabilities assumed of $13.0 million and the acquisition costs of $5.8 million incurred in connection with the merger. The fair value of the unvested options assumed of $4.6 million has been recorded as deferred compensation.

     The Company has allocated the purchase price to assets and liabilities based on management's best estimates of the respective fair values with the excess cost over the net assets acquired allocated to goodwill as follows (amounts in millions):

Current assets..............................................  $  1.6
Property and equipment......................................     1.1
Marketing agreements........................................     2.0
Customer base...............................................     2.0
Assembled workforce.........................................     1.1
Technology..................................................     1.6
Covenants not to compete....................................     6.5
Goodwill....................................................   123.0
                                                              ------
     Total purchase price...................................  $138.9
                                                              ======

     The intangible assets are being amortized to expense over the estimated useful lives of one to three and one half years. Fifteen percent of the shares issued to the BuyDirect.com stockholders are being held in escrow for a period not to exceed fifteen months after the date of the closing of the merger to secure indemnification obligations of the BuyDirect.com stockholders. At December 31, 1999 the balance of intangible assets and goodwill was $102.2 million, net of accumulated amortization of $34.1 million.

     The unaudited pro forma consolidated statement of operations data for the years ended December 31, 1998 and 1999 set forth below gives effect to the acquisition of BuyDirect.com as if it occurred on January 1, 1998. The unaudited pro forma results for 1998 and 1999 include an adjustment to reflect a full year of amortization of goodwill, intangible assets and deferred compensation recorded in conjunction with the acquisition. The basic and diluted net loss per share amounts are computed using the weighted average number of shares of common stock outstanding after the issuance of the Company's common stock to acquire the outstanding shares of BuyDirect.com.

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER
                                                                   SHARE AMOUNTS)
Revenues....................................................   $ 41,297      $ 119,731
Net loss....................................................   $(86,059)     $(176,030)
Basic and diluted net loss per share........................   $  (3.61)     $   (3.88)

SoftGallery SARL

     On October 20, 1999, Beyond.com acquired SoftGallery SARL, a Paris, France based, online software reseller of digitally downloadable software products. Under the terms of the acquisition, Beyond.com issued approximately 48,000 shares of its common stock to SoftGallery stockholders, paid cash of $500,000 and assumed liabilities of $167,000. In addition, Beyond.com was obligated to issue an additional 192,000 shares to SoftGallery stockholders, subject to SoftGallery meeting specific European revenue targets and employment contingencies. The European revenue contingencies were only applicable if Beyond.com met

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

certain marketing and business development commitments in Europe. These shares were to be held in escrow and were to be delivered in various intervals through October 2003 as SoftGallery met the revenue targets and employment contingencies.

     The common stock issued on the date of the acquisition that was not subject to the revenue targets or employment contingencies was valued at approximately $600,000, based on the closing price on the date of the acquisition. The acquisition was accounted for using the purchase method of accounting. The total purchase price was approximately $1.4 million and included the fair value of the common shares issued of approximately $600,000, a cash payment of $500,000, liabilities assumed of $167,000 and acquisition costs of approximately $100,000. The purchase price was allocated to intangible assets and was being amortized over the estimated useful life of four years. On the date of the acquisition, Beyond.com did not record the value of the contingent consideration to be issued because these amounts were not earned and were subject to the revenue targets and employment contingencies. The value of the remaining shares subject to the revenue targets and employment contingencies were to be recorded as compensation expense as the shares were earned pursuant to the terms of the agreement.

     On April 25, 2000, the Company entered into an agreement to return 80.01% of Beyond.com's ownership of SoftGallery to the previous SoftGallery stockholders. Under the terms of this agreement, Beyond.com issued approximately 177,000 additional shares of its common stock and paid cash of $125,000 to SoftGallery shareholders in order to replace and supercede obligations associated with the original acquisition. Beyond.com's cost basis for its remaining 19.99% investment in SoftGallery is $2.0 million which includes the net cost of the initial purchase of approximately $1.4 million and the additional divestiture cost of approximately $600,000. Beyond.com retained no significant influence over the day-to-day operations of SoftGallery under terms of this agreement. The Company is accounting for its 19.99% investment in SoftGallery under the cost method. The Company has a net investment of approximately $1,542,000 included in deposits and other non-current assets as of September 30, 2000.

4. DISCONTINUED OPERATIONS

     On December 31, 1997, the Company and its stockholders approved a transfer of assets and liabilities to its wholly owned subsidiary, CyberSource, and the distribution of CyberSource capital stock, (the "Spin-off"), in the form of a dividend to the Company's existing stockholders, on a pro rata basis such that the stockholders of CyberSource were the same as the stockholders of the Company at the time of the distribution. Revenues of CyberSource were $1,128,000 for the year ended December 31, 1997. The results of operation of the discontinued business have been presented as a loss from discontinued operations.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

     The components of net assets at the time of the Spin-off on December 31, 1997 are summarized as follows (in thousands):

Assets:
  Cash and cash equivalents.................................  $2,000
  Accounts receivable.......................................     606
  Prepaid expenses and other assets.........................     118
  Property and equipment....................................   1,152
Less liabilities:
  Accounts payable and accrued liabilities..................     397
  Deferred revenue and other................................     155
                                                              ------
Net assets..................................................  $3,324
                                                              ======

5. SEGMENT INFORMATION

     Under Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131), operating segments are identified as components of an enterprise for which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance. The Company's chief operating decision maker is the Chief Executive Officer.

     At December 31, 1999, the Company reported its operations as three segments: eStores, Government Systems and Website Groups. The following table presents net revenues and cost of revenues of the Company's three segments for the three years ended December 31, 1999 and the nine months ended September 30, 1999 and 2000. There were no inter-business unit sales or transfers. The Company does not report operating expenses, depreciation and amortization, interest income (expense), income taxes, capital expenditures, or identifiable assets by its industry segments to the Chief Executive Officer. The Company's Chief Executive Officer reviews the revenues from each of the Company's reportable segments, and all of the Company's expenses are managed by and reported to the Chief Executive Officer on a consolidated basis. Net revenues and cost of revenues are as follows (in thousands):

                                                                    NINE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                  ------------------------------    ------------------
                                   1997       1998        1999       1999       2000
                                  -------    -------    --------    -------    -------
NET REVENUES
eStores.........................  $    --    $ 1,734    $ 25,041    $16,816    $31,312
Government Systems..............    5,573     10,503      29,718     19,670     38,885
Website.........................   11,233     24,413      62,523     45,534     20,888
                                  -------    -------    --------    -------    -------
     Total......................  $16,806    $36,650    $117,282    $82,020    $91,085
                                  =======    =======    ========    =======    =======
COST OF REVENUES
eStores.........................  $    --    $ 1,400    $ 20,873    $14,010    $26,332
Government Systems..............    5,053      9,631      27,006     18,181     35,404
Website.........................    9,820     20,043      53,411     38,618     17,013
                                  -------    -------    --------    -------    -------
     Total......................  $14,873    $31,074    $101,290    $70,809    $78,749
                                  =======    =======    ========    =======    =======

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

6. MARKETING AGREEMENTS

     During 1997, 1998 and 1999, the Company entered into marketing agreements with America Online Inc. ("AOL"), Excite Inc. ("Excite"), Netscape Communications Corporation ("Netscape"), Network Associates Inc. ("Network Associates") and Yahoo! Inc. ("Yahoo!"). In the first quarter of 2000, the Company terminated its agreements with AOL, Excite, Network Associates, and Yahoo!

     The AOL agreement was for a term of 42 months beginning March 1998, unless earlier terminated, and provided for a marketing relationship between AOL and the Company. Pursuant to this agreement, the Company was the exclusive provider of electronically delivered Software on certain screens on the AOL Service and aol.com to AOL customers through links to the Company's Website from various AOL Web pages. During the term, AOL was obligated to deliver a cumulative number of impressions (as defined in the agreement), with various cumulative targets throughout the duration of the agreement term. If AOL did not provide certain cumulative targeted Impressions, AOL would be required to refund a portion of the fees paid by the Company under this agreement (or under some circumstances, as outlined in this agreement, AOL will have the option to extend the term and deliver the Impressions by the end of that extended term).

     The Excite agreement was for a term of 36 months beginning April 1998 pursuant to which the Company was the exclusive Software reseller on certain screens within certain channels of Excite's website.

     The Netscape agreement was for a term of 24 months beginning August 1997, pursuant to which the Company created and managed an online software store accessible through Netscape's Internet site. In compensation for sales of product offered by the Company on this online software store, the Company paid a commission to Netscape. These commissions were charged to sales and marketing expense. Under the agreement, the Company also paid Netscape a fee to license its trademarks for use on the Company's co-branded site.

     The Company entered into various contracts with Network Associates in 1997 and 1998. In September 1997, the Company and Network Associates entered into an agreement whereby the Company agreed to electronically distribute Network Associates products. In September 1998, the Company and Network Associates entered into agreements whereby the Company agreed to co-host certain Websites with Network Associates and whereby the Company agreed to operate and manage certain aspects of Network Associates' website. Pursuant to these agreements, the Company and Network Associates developed an interdependent relationship whereby the Company resells Network Associates' products. Furthermore, the Company had significant fixed financial obligations to Network Associates under the Co-Hosting Agreement based on certain exclusivity rights.

     In February 1999, the Company entered into an agreement with Yahoo!, a global Internet media company that offers a branded network of comprehensive information, communication and shopping services. Under this agreement, Yahoo! promoted and advertised Beyond.com as a premier software merchant by delivering page views across Yahoo!'s branded network of sites, including the Yahoo! home page, My Yahoo!, Yahoo! Shopping, Yahoo! Games, and relevant categories and search result pages in the Yahoo! directory. Over the 18 month term of the agreement, the Company was required to make fixed payments, augmented by certain performance-based payments.

     Under these agreements, once the Company had generated a certain cumulative net gross margin from software sales, the Company was required to pay specified percentages of the gross transaction margins from all subsequent software sales transactions and a percentage of certain advertising revenues. As of December 31, 1999, none of these net gross margin targets were achieved.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

     The amounts paid under the AOL, Netscape and Network Associates agreements were amortized to sales and marketing expenses on a straight-line basis over the period from the launch dates to the termination dates of the services. The periods of amortization were March 1998 to March 2000, August 1997 to July 1999, and September 1998 to March 2000 for AOL, Netscape and Network Associates, respectively. The amounts paid under the Excite and Yahoo! agreements were expensed to sales and marketing expenses as the payments became due over the contract term beginning from the launch date of the services. The period of amortization for these agreements was April 1998 to March 2000 and February 1999 to March 2000 for Excite and Yahoo!, respectively. The Company expensed $14,818,000 and $6,700,000 related to these agreements in 1999 and 1998, respectively. Total amounts capitalized under these agreements at December 31, 1999 and 1998 were $3,990,000 and $4,100,000, respectively.

     The Company also entered into a Common Stock and Warrants Subscription Agreement, which provided for the sale of $2,000,000 of common stock to AOL immediately prior to the closing of an initial public offering ("IPO") at the price paid by the Underwriters in the IPO. At the completion of the IPO and the purchase by AOL of the $2,000,000 of common stock, the Company issued a common stock warrant (the "IPO Warrant"). The IPO Warrant vests in increments of 1/36 per month commencing March 1, 1998. The IPO Warrant was issued for the purchase of 358,423 shares of common stock at an exercise price per share of $8.37 and such shares are non-forfeitable.

     The Company determined the fair value of the IPO Warrant using the Black-Scholes model with the following assumptions: risk-free interest rate of 6.00%, no dividend yield, a volatility factor of 0.25, and an expected life of eight years based on the term of the warrant. The fair value of the IPO Warrant was determined at the time of issuance to be approximately $1,075,000 and was recorded as additional purchase price for the marketing rights under the marketing agreement. The value of the warrant is being amortized on a consistent basis with the marketing rights as described above. The Company amortized $656,000 of the IPO Warrant value to sales and marketing expense through 1999.

     As a result of the BuyDirect.com merger, the Company assumed marketing agreements with @Home Corporation (@Home), CNET Networks Inc. (CNET), ZD Inc. (ZDNet) and other partners In the first quarter of 2000, the Company terminated its agreements with CNET and ZDNet.

     The @Home agreement is for a term of 36 months beginning in November 1998 and provides for the Company to become the exclusive software store promoted on the @Home Network. The amounts paid under this agreement are being amortized to sales and marketing expenses on a straight-line basis over the period from the launch date to the termination of the services. Additionally, under the terms of the @Home agreement, the minimum payments made by the Company may be reduced pursuant to an adjustment factor based on the average annual number of @Home subscribers and may be increased if gross profits earned by the Company on sales to @Home subscribers exceed certain levels.

     The CNET agreement was for a term of 24 months beginning in October 1998. Under the CNET agreement, Beyond.com received Internet and television promotions and exclusivity from CNET. The amounts paid under this agreement were amortized to sales and marketing expenses on a straight-line basis over the period from the launch date to the termination of the services. Additionally, the Company was required to pay certain actual click fees owed for customers delivered to the Company's sites directly from the CNET sites in the period incurred.

     The ZDNet agreement was for a term 36 months beginning in February 1999 and provided for certain promotion and advertising and on-line software content for use on the Company's website. The amounts

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

paid under this agreement were amortized to sales and marketing expenses on a straight-line basis over the period from the launch date to the termination of the services.

     The Company expensed $6,674,000 related to the agreements assumed as a result of the BuyDirect.com merger in 1999. Total amounts capitalized under these agreements assumed as a result of the BuyDirect.com merger at December 31, 1999 were $1,161,000.

7. CONVERTIBLE NOTES

     In November and December 1998, the Company issued unsecured Convertible Subordinated Notes payable with an aggregate principal amount of $63,250,000. The notes bear an annual interest rate of 7.25% and mature on December 1, 2003. Interest on the notes is payable semi-annually commencing on June 1, 1999. The notes are convertible into common stock at the option of the holder at any time prior to December 2, 2003 at the conversion price of $18.34 per share. As of December 31, 1999, the fair value of the convertible notes based on quotes from a major brokerage firm was $37,065,000. There are no financial covenants associated with the notes payable.

     At any time on or after December 6, 2001, the notes will be redeemable at the option of the Company at the specified redemption price equal to a percentage of the principal amount, plus accrued interest. The Company shall redeem such notes at a price equal to 101.813% of the principal on or before November 30, 2002. Subsequent to this date the notes shall be redeemed at a price equal to 100% of the principal amount of the notes.

     On September 11, 2000, the Company consummated an offer to exchange 10.875% Convertible Subordinated Notes due December 1, 2003 (the "New Notes") for the Company's outstanding 7.25% Convertible Subordinated Notes due December 1, 2003 (the "Old Notes"). On that date certain note holders exchanged approximately $62.3 million in principal amount of Old Notes for approximately $41.6 million in principal amount of New Notes. The New Notes were recorded at fair value on the Company's balance sheet. The fair value of the New Notes was derived using the closing stock price of $1.1875 on September 11, 2000. The difference between the principal amount of the New Notes ($41.6 million) and the fair value of the New Notes on the exchange date ($17.2 million) is being accreted to increase notes payable and charge interest expense over the term of the New Notes. In the quarter ended September 30, 2000, $556,000 was accreted and charged to interest expense. The exchange resulted in an extraordinary gain of approximately $45.2 million, which was recorded by the Company in the quarter ended September 30, 2000. The exchange offer was effected on the basis of $2,000 principal amount of New Notes for each $3,000 principal amount of Old Notes validly tendered and accepted for exchange in the exchange offer. The New Notes are convertible at any time prior to maturity, unless previously redeemed, into common stock of Beyond at a conversion price of $2.875 per share. The New Notes will be redeemable at the option of the Company on or after December 6, 2001, subject to certain conditions, and at the option of the holders in the event of a change in control. As of September 30, 2000, approximately $2.7 million in principal amount of New Notes had been converted to approximately 1.1 million shares of common stock.

8. OPERATING LEASE COMMITMENTS

     The Company leases or subleases facilities and certain equipment under noncancelable operating leases expiring at various dates through 2004. In October 1999, the Company entered into a new facility lease agreement for approximately 105,000 square feet of office space in Santa Clara, California. The new lease expires in 2004. In addition to the base rent, the lease agreement requires the Company to pay taxes, insurance and maintenance expenses. Occupation of the new facility commenced in November 1999.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Rental expense was approximately $3,353,000, $1,228,000, and $266,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

     In September 1999, the Company issued a $1.0 million letter of credit in connection with the Company's new facility lease. The letter of credit designates the landlord as beneficiary and provides that the landlord may draw down the letter of credit in the amount equal to any default under the lease. As of December 31, 1999, no amounts have been advanced to the lessor from the letter of credit.

     The annual future minimum lease payments under all noncancelable operating leases at December 31, 1999, are as follows (in thousands):

2000........................................................  $ 3,385
2001........................................................    2,960
2002........................................................    2,981
2003........................................................    2,803
2004........................................................    2,433
                                                              -------
     Total minimum lease payments...........................  $14,562
                                                              =======

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In March and April 1998, the Company sold a total of 1,153,846 shares of Series D redeemable convertible preferred stock at $2.60 per share. Each share of preferred stock was convertible at any time at the option of the holder into shares of common stock at the then effective conversion price. Upon the Company's initial public offering, all outstanding shares of preferred stock converted into 12,198,962 shares of common stock.

10. STOCKHOLDERS' EQUITY

Common Shares

     The Company is authorized to issue 70,000,000 shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, that may be declared by the Board of Directors.

     The Company has reserved shares of common stock for future issuance at December 31, 1999 as follows:

1995, 1998, and 1999 Stock Option Plans (the Plans)
  Options outstanding.......................................   5,987,994
  Options available for future grant........................     946,008
Options granted outside of the Plans........................     773,728
Shares reserved for Employee Stock Purchase Plan............   1,000,000
Outstanding warrants........................................     358,423
Shares reserved for conversion of convertible notes
  payable...................................................   3,448,745
                                                              ----------
                                                              12,514,898
                                                              ==========

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Stock Option Plans

     The Company's 1995 Stock Option Plan was adopted by the Company on January 5, 1995. There are 3,000,000 shares of common stock authorized for issuance under such plan. On April 4, 1998, the Company's Board of Directors and stockholders adopted the 1998 Stock Option Plan and reserved an aggregate of 2,000,000 shares of common stock for grants of stock options under such plan. On March 17, 1999, the Company's Board of Directors and stockholders adopted the 1999 Non-Qualified Stock Option Plan and reserved an aggregate of 750,000 shares of common stock for grants of stock options under such plan. On March 17, 1999, the Company's Board of Directors and stockholders adopted the 1999 Incentive Stock Option Plan and reserved an aggregate of 2,000,000 shares of common stock for grants of stock options under such plan. The Plans provide for the issuance of common stock and granting of options to employees, officers, directors, consultants, independent contractors, and advisors of the Company. The exercise price of a nonqualifying stock option and an incentive stock option shall not be less than 85% and 100%, respectively, of the fair value of the underlying shares on the date of grant. Options granted under the Plans generally vest over four years at the rate of 25% one year from the grant date and ratably every month thereafter. Some of the options granted under the Plans vest over one year at the rate of 50% from the grant date and ratably every month thereafter.

     In conjunction with the Spin-off of CyberSource on December 31, 1997, employees of the Company maintained their outstanding options to purchase common shares of the Company and were granted additional stock options in CyberSource based on the extent that the employees original options were vested. Employees of CyberSource immediately following the Spin-off maintained their outstanding vested stock options in the Company (although these stock options will now be treated as nonqualified stock options subsequent to the Spin-off) and were granted additional incentive stock options in CyberSource. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the current fair market value per share price between the Company's and CyberSource's common stock based on an independent valuation of the respective fair market value of such shares of common stock. Options to purchase common shares of the Company held by the CyberSource employees that had not vested as of the date of the Spin-off were canceled. The following table summarizes option activity for the years ended December 31, 1997, 1998, and 1999, as has been adjusted to retroactively reflect the change in exercise prices of options to purchase common shares of the Company. The adjustments and Spin-off of options resulted in nonstapled options to the employees of each entity and were accounted for and in

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

compliance with the guidelines in Emerging Issues Task Force Issue No. 90-9 and, therefore, no compensation expense was recorded.

                                                                          OPTIONS OUTSTANDING
                                                                      ----------------------------
                                                                                       WEIGHTED
                                                                                       AVERAGE
                                                          SHARES        NUMBER      EXERCISE PRICE
                                                        AVAILABLE     OF SHARES       PER SHARE
                                                        ----------    ----------    --------------
Balance at December 31, 1996..........................     851,500     1,148,500       $ 0.033
  Options granted.....................................    (750,700)      750,700       $ 0.156
  Options exercised...................................          --       (70,000)      $ 0.031
  Options Canceled....................................     110,000      (110,000)      $ 0.135
  Cancellation of unvested options held by CyberSource
     employees........................................     702,745      (702,745)      $ 0.097
                                                        ----------    ----------
Balance at December 31, 1997..........................     913,545     1,016,455       $ 0.068
  Additional Shares Reserved..........................   3,000,000            --            --
  Options granted.....................................  (3,868,946)    3,868,946       $ 5.162
  Options exercised...................................          --      (166,852)      $ 0.168
  Options canceled....................................     224,250      (224,250)      $ 5.775
                                                        ----------    ----------
Balance at December 31, 1998..........................     268,849     4,494,299       $ 4.163
  Additional Shares Reserved..........................   3,031,757            --            --
  Options granted.....................................  (3,528,457)    3,528,457       $19.391
  Options exercised...................................          --      (860,903)      $ 2.768
  Options canceled....................................   1,455,616    (1,455,616)      $12.983
  Options assumed as a result of the BuyDirect.com
     Merger...........................................    (281,757)      281,757       $ 1.328
                                                        ----------    ----------
Balance at December 31, 1999..........................     946,008     5,987,994       $11.113
                                                        ==========    ==========

     In connection with certain stock options granted in March and April 1998, the Company recorded deferred compensation for the estimated difference between the exercise price of the options and the deemed fair value of approximately $3,800,000 which is being amortized over the four year vesting period of the options.

     The following table summarizes information about options outstanding as of December 31, 1999:

                       NUMBER OF                    WEIGHTED         NUMBER OF
                        OPTIONS        WEIGHTED     AVERAGE           OPTIONS        WEIGHTED
                   OUTSTANDING AS OF   AVERAGE     REMAINING     EXERCISABLE AS OF   AVERAGE
                     DECEMBER 31,      EXERCISE   CONTRACTUAL      DECEMBER 31,      EXERCISE
 EXERCISE PRICE          1999           PRICE     LIFE (YEARS)         1999           PRICE
----------------   -----------------   --------   ------------   -----------------   --------
$0.0042 - $ 7.69       2,654,512        $ 2.79        7.90           1,329,078        $ 1.45
$  7.75 - $13.50       1,458,021        $ 9.92        9.51             156,254        $ 9.36
$ 13.75 - $26.00       1,377,286        $21.51        9.38              94,600        $22.37
$ 25.13 - $37.00         498,175        $29.67        9.31              11,350        $28.16
                       ---------                                     ---------
$0.0042 - $37.00       5,987,994        $11.11        8.67           1,591,282        $ 4.17
                       =========                                     =========

     As of December 31, 1998 and 1997, 647,341 and 666,448 options were exercisable at a weighted average price of $0.09 and $0.03, respectively.

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

Options Granted Outside of the Stock Options Plans

     On January 5, 1995, the Company granted options outside of the Plans to its Chief Technical Officer to purchase 1,000,000 shares of common stock of the Company at an exercise price of $0.004 per share. A total of 226,272 option shares have been exercised as of December 31, 1999. As of December 31, 1999, the remaining life of the options is approximately two years, and all options are exercisable.

Employee Stock Purchase Plan

     In April 1999, the Company's Board of Directors and stockholders adopted its 1999 Employee Stock Purchase Plan and reserved 1,000,000 shares of common stock for issuance under this plan. In accordance with Section 423 of the Internal Revenue Code, this plan permits eligible employees to authorize payroll deduction of up to 10% of their base compensation to purchase shares of the Company's common stock at the lower of 85% of the fair market value of the common stock on the first day of the offering period or the purchase date. No shares have been issued under this plan as of December 31, 1999. The first seven month offering period ended on January 31, 2000.

Chairman Grant Program

     In January 2000, the Company's Board of Directors adopted the Chairman Grant Program and reserved 1,000,000 shares of common stock for issuance to selected full-time employees under this plan. William S. McKiernan, the Company's Chairman of the Board, agreed to contribute 1,000,000 shares of the Company's common stock owned by him to the Plan over the one year term of the Plan. Shares will be issued on a quarterly basis, in the total amount of 250,000 shares per quarter. The shares shall be awarded to selected full time employees who have gone beyond normal expectations in their contributions to the Company's success as a whole. During the nine months ended September 30, 2000, the Company issued approximately 435,467 shares and recorded compensation expense of approximately $1.1 million.

Stock Based Compensation

     Pro forma information regarding net loss is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method of SFAS 123. The fair value for options granted prior to the IPO were estimated at the date of grant using the minimum value method. Options granted subsequent to the IPO were valued using the Black-Scholes model based on the actual stock closing price on the day previous to the date of grant. The following weighted average assumptions were used to calculate the value of the options granted: risk-free interest rate of 6.1%, 5.2%, and 5.6% for 1997, 1998, and 1999, respectively, no dividend yield, no volatility factor for 1997; a volatility factor of 1.35 for 1998; and a volatility factor of 1.23 for 1999, of the expected market price of the Company's common stock, and a weighted average expected life of the option of 4.0 years for 1997, 5.43 years for 1998 and 5.34 years for 1999.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those Plans calculated using the minimum value method and the Black-Scholes model described above, the Company's net loss and pro

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

forma basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                      1997        1998        1999
                                                     -------    --------    ---------
Pro forma net loss (in thousands)..................  $(5,364)   $(32,924)   $(142,559)
Pro forma basic and diluted net loss per share.....  $ (0.30)   $  (1.36)   $   (4.19)

     The weighted average fair value of options granted, which is the value assigned to the options under SFAS 123, was $0.04, $6.48, and $17.05 for options granted during 1997, 1998 and 1999, respectively.

     The pro forma impact of options on the net loss for the years ended December 31, 1997, 1998, and 1999 is not representative of the effects on net income (loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The effect of SFAS 123 will not be fully reflected until 2000.

11. RELATED PARTY TRANSACTIONS

     Pursuant to the terms of an agreement entered into in connection with the Spin-off of CyberSource, the Company uses services supplied to the Company by CyberSource on a non-exclusive basis. These services relate to credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. Any discontinuation of such services, or any reduction in performance that requires the Company to replace such services, could be disruptive to the Company's business. The Company also received a non-exclusive license to certain CyberSource Technology. Under the services agreement, the Company is obligated to compensate CyberSource on a basis of services used per order or transaction. The Company recorded expenses of approximately $747,000 and $1.1 million related to such services in 1998 and 1999, respectively. As of December 31, 1998 and 1999, amounts owed to CyberSource were approximately $100,000 and $151,000, respectively. In June 1999, the Company granted a two-year exclusive license of proprietary risk management system software to Cybersource for a non-refundable license fee of $600,000.

     During the years ended December 31, 1997, 1998, and 1999, legal fees incurred were approximately, $304,000, $1,300,000, and $988,000, respectively, relating to a law firm in which the current secretary of the board of directors of the Company is a partner. As of December 31, 1998 and 1999, amounts owed to the law firm were approximately $147,000, and $69,000, respectively.

     On April 15, 1998, the Company issued a promissory note to a director and stockholder to whom it loaned an aggregate of $270,000. Interest accrued on the outstanding principal at a rate of 6.02% per annum. The note and related accrued interest was paid in full during 1999.

12. LITIGATION AND CONTINGENCIES

Softmat Litigation

     On July 7, 2000, Softmat, LLC ("Softmat") filed a complaint against the Company in the United States District Court, Central District of California, alleging that the Company's merchandising systems for computer software infringes upon a patent held by Softmat. The complaint seeks monetary damages, treble damages, injunctive relief and attorney's fees for willful infringement. Trial has been scheduled for January 16, 2001. While it is difficult or impossible to predict the outcome of a trial, we believe that the patent is not valid, and that we do not infringe it. Should the outcome of the litigation be adverse to us, we could be required to pay significant monetary damages and could be enjoined from selling our products

                             BEYOND.COM CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

that infringe Softmat's patent, unless we are able to negotiate a license from Softmat, which most likely would increase our cost of revenues and decrease our gross profit.

13. INCOME TAXES

     No provision for income taxes has been recorded due to operating losses with no current tax benefit.

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $135,000,000 and $38,000,000, respectively. The Company also had federal and state research credit carryforwards of approximately $374,000 and $435,000, respectively. The net operating loss carryforwards and tax credit carryforwards will expire at various dates beginning in 2002 through 2019, if not utilized.

     Utilization of the net operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

                                                          DECEMBER 31,    DECEMBER 31,
                                                              1998            1999
                                                          ------------    ------------
DEFERRED TAX ASSETS:
Net operating loss carryforwards........................  $ 14,507,000    $ 48,875,000
Research credit carryforwards...........................       491,000         809,000
Reversals and accruals..................................       807,000       1,048,000
                                                          ------------    ------------
     Total deferred tax assets..........................    15,805,000      50,732,000
Valuation allowance.....................................   (15,805,000)    (50,732,000)
                                                          ------------    ------------
Net deferred tax assets.................................  $         --    $         --
                                                          ============    ============

     Under Statement of Financial Accounting Standards No. 109 (SFAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and the laws that will be in effect when the differences are expected to reverse. In light of SFAS 109 and based upon the weight of available evidence, which includes our historical operating performance, the reported net operating losses in the period 1997, 1998, and 1999, and the uncertainties regarding the future results of our operations, we have provided a full valuation allowance against our net deferred tax assets, as it is not more likely than not that such deferred tax assets will be realized. The valuation allowance increased by $12,659,000 during 1998 and increased by $34,927,000 during 1999.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                               AMOUNT
                                                              --------
Securities and Exchange Commission Filing Fee...............  $ 10,600
Accounting Fees and Expenses................................    35,000
Legal Fees and Expenses.....................................   150,000
Printing Expenses...........................................    15,000
Miscellaneous Expenses......................................     5,000
                                                              --------
Total.......................................................  $215,600
                                                              ========

-------------------------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond the indemnification specifically provided by the current law.

     Article IX of our Certificate of Incorporation, as amended, provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of our Bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in, and not opposed to, our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     We have entered into indemnification agreements with our directors and executive officers, in addition to providing indemnification in our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have issued unregistered securities to a limited number of persons as described below. The information regarding our shares of stock has been adjusted to give effect to the one-for-two stock split of our common stock effected in June 1996, and the conversion of all outstanding shares of preferred stock into common stock in connection with our initial public offering in June 1998.

     (1) On March 18, 1998 and April 3, 1998, our predecessor software.net Corporation issued an aggregate of 1,153,846 shares of Series D preferred stock to eleven investors for a consideration of either $2.60 per share of Series D preferred stock, or an aggregate of approximately $3,000,000. These shares of Series D preferred stock converted into 1,153,846 shares of common stock at the time of our initial offering in June 1998. The purchasers consisted of ten investors, who are presently related to certain directors and purchased 1,145,264 shares, and one unaffiliated investor who purchased 8,582 shares.

     (2) In March 1998, software.net entered in an agreement with America Online pursuant to which, subject to certain limited exceptions, America Online agreed to buy shares of common stock at a price per share equal to the initial public offering price (less the underwriters' discount) for an aggregate purchase price of $2,000,000. Based on an initial public offering price of $9.00 per share, America Online purchased 238,949 shares of common stock on June 19, 1998. Concurrent with the purchase of the shares of common stock by America Online, we issued to America Online a warrant to purchase 358,423 shares of the common stock at a per share exercise price of $8.37, which will began to vest in increments of 1/36 per month commencing March 1, 1998.

     (3) In March 1998, software.net issued to America Online a warrant to purchase 369,578 shares of the Series D preferred stock at a price of $2.60 per share, which began to vest in increments of 1/36 per month commencing March 1, 1998; provided, however, that the warrant is not exercisable until after August 31, 1999, except in the event of a change of control (as defined therein). This warrant terminated in accordance with its terms immediately prior to the consummation of our initial public offering.

     (4) In May 1998, we issued shares of our capital stock to the stockholders of software.net, a California corporation, in connection with the reincorporation through a merger of software.net (California) with and into us. We believe this transaction was exempt from registration under Section 2(3) on the basis that such transaction did not involve a "sale" of securities.

     (5) In October 2000, we entered into an equity drawdown facility with Investwell Investments Limited, pursuant to which we have the right to cause Investwell to purchase up to $40 million of our common stock upon our request over a 12 month period, which we have the right to extend for an additional 12 months. Once every 22 trading days, we may request a draw from this equity drawdown facility up to an amount that will be determined by the weighted average price of our common stock for the three months prior to each request and the total trading volume for the 60 trading days prior to our request. Each drawdown must be for at least $100,000.

     (6) In October 2000, in connection with the equity drawdown facility discussed above, we issued to each of Investwell Investments Limited and Ladenburg Thalmann & Co. a warrant to purchase 300,000 shares of common stock at a per share exercise price of $0.8984. These warrants expire on October 30, 2003.

     Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us and the Predecessor, to information about us and the Predecessor.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

          The Exhibit Index attached hereto is hereby incorporated to this item by reference thereto.

     (b) Consolidated Financial Statement Schedules

                             BEYOND.COM CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                          BALANCE AT   CHARGED TO   BALANCE AT
                                                          BEGINNING    COSTS AND    DEDUCTION/    END OF
                      DESCRIPTION                         OF PERIOD     EXPENSES     WRITEOFF     PERIOD
                      -----------                         ----------   ----------   -----------   ------
Year ended December 31, 1997
  Accounts receivable allowances........................     $ 65         $240         $ (30)      $275
  Allowance for sales returns...........................       --           --            --         --
Year ended December 31, 1998
  Accounts receivable allowances........................      275          332           (31)       576
  Allowance for sales returns...........................       --          462          (160)       302
Year ended December 31, 1999
  Accounts receivable allowances........................      576          634          (809)       401
  Allowance for sales returns...........................      302          310           (21)       591

     All other schedules have been omitted since they are not required or are not applicable or the required information is shown in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

     1. We hereby undertake to:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 25% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        provided, however, that paragraphs (i) and (ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by the registration statement.

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     3. We hereby undertake that:

          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on December 21, 2000.

                                          BEYOND.COM CORPORATION

                                          By: /s/ RONALD S. SMITH
                                            ------------------------------------
                                              Ronald S. Smith
                                              President, Chief Executive Officer
                                              and Director

                               POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints William S. McKiernan and Ronald S. Smith as his true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his stead, in any and all capacities, to sign on his behalf the Registration Statement on Form S-1 in connection with the sale by the selling stockholders of offered securities, and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorney in-fact and gents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
/s/ RONALD S. SMITH                                      President, Chief            December 21, 2000
-----------------------------------------------------    Executive Officer and
Ronald S. Smith                                          Director

/s/ CURTIS A. CLUFF                                      Chief Financial Officer     December 21, 2000
-----------------------------------------------------
Curtis A. Cluff

/s/ WILLIAM S. MCKIERNAN                                 Chairman of the Board of    December 21, 2000
-----------------------------------------------------    Directors
William S. McKiernan

/s/ MARK W. BAILEY                                       Director                    December 21, 2000
-----------------------------------------------------
Mark W. Bailey

/s/ JOHN P. PETTITT                                      Director                    December 21, 2000
-----------------------------------------------------
John P. Pettitt

                                                         Director
-----------------------------------------------------
Richard Scudellari

/s/ RALPH GODFREY                                        Director                    December 21, 2000
-----------------------------------------------------
Ralph Godfrey

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DOCUMENT
-------                            --------
   2.1   Common stock purchase agreement by and between Beyond.com
         Corporation and Investwell Investments Limited, dated as of
         October 30, 2000 (Incorporated by reference from
         Beyond.com's Current Report on Form 8-K filed with the
         Commission on November 3, 2000).
   3.1   Certificate of Incorporation, as amended (Incorporated by
         reference from Beyond.com's Current Report on Form 8-K filed with the Commission on December 31, 1998, as amended).
   3.2   Bylaws of the Registrant (Incorporated by reference from
         Beyond.com's Registration Statement on Form S-1 (Reg. No.
         333-51121), as amended, filed with the Commission on June
         17, 1998).
   4.1   Common Stock Purchase Warrant granted by Beyond.com
         Corporation to Ladenburg Thalmann and Co., dated as of
         October 30, 2000 (Incorporated by reference from
         Beyond.com's Current Report on Form 8-K filed with the
         Commission on November 3, 2000).
   4.2   Common Stock Purchase Warrant granted by Beyond.com
         Corporation to Investwell Investments Limited, dated as of
         October 30, 2000 (Incorporated by reference from
         Beyond.com's Current Report on Form 8-K filed with the
         Commission on November 3, 2000).
   5.1   Opinion of Morrison & Foerster LLP.*
  10.1   Internet Commerce Services Agreement by and between the
         Registrant and CyberSource Corporation (Incorporated by
         reference from Beyond.com's Registration Statement on Form
         S-3/A (Reg. No. 333-39024) filed with the SEC on August 3,
         2000).
  10.2   Co-hosting Agreement by and between the Registrant and
         Network Associates, Inc. (Incorporated by reference from
         Beyond.com's Quarterly Report on Form 10-Q/A filed with the
         SEC on August 3, 2000).
  10.3   Web Site Service Agreement by and between the Registrant and
         Network Associates, Inc. (Incorporated by reference from
         Beyond.com's Quarterly Report on Form 10-Q/A filed with the
         SEC on August 3, 2000).
  10.4   Electronic Services Distribution Agreement by and between
         the Registrant and McAfee Software, Inc. (Incorporated by
         reference from Beyond.com's Quarterly Report on Form 10-Q/A filed with the SEC on August 3, 2000).
  10.5   Letter of Agreement by and between Beyond.com Corporation
         and Ladenburg Thalmann and Co., dated as of October 6, 2000
         (Incorporated by reference from Beyond.com's Current Report on Form 8-K filed with the Commission on November 3, 2000).
  10.6   Escrow Agreement by and among Beyond.com Corporation,
         Investwell Investments Limited and Epstein Becker & Green,
         P.C., dated as of October 30, 2000 (Incorporated by
         reference from Beyond.com's Current Report on Form 8-K filed with the Commission on November 3, 2000).
  10.7   Registration Rights Agreement by and between Beyond.com
         Corporation and Investwell Investments Limited, dated as of
         October 30, 2000 (Incorporated by reference from
         Beyond.com's Current Report on Form 8-K filed with the
         Commission on November 3, 2000).
  10.8   1995 Stock Option Plan, as amended (Incorporated by
         reference from Beyond.com's Registrations Statement on Form
         S-1 (Reg. No. 333-51121), as amended, filed with the
         Commission on June 17, 1998).
  10.9   1998 Stock Option Plan (Incorporated by reference from
         Beyond.com's Registrations Statement on Form S-1 (Reg. No.
         333-51121), as amended, filed with the Commission on June
         17, 1998).
  10.10  1999 Incentive Stock Option Plan (Incorporated by reference from Beyond.com's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 14, 1999).
  10.11  1999 Non-Qualified Stock Option Plan (Incorporated by
         reference from Beyond.com's Definitive Proxy Statement on
         Schedule 14A filed with the Commission on April 14, 1999).
  10.12  Conveyance Agreement dated as of December 31, 997, by and between the Registrant and Internet Commerce Services
         Corporation (now known as CyberSource Corporation)
         (Incorporated by reference from Beyond.com's Registrations
         Statement on Form S-1 (Reg. No. 333-51121), as amended,
         filed with the Commission on June 17, 1998).

EXHIBIT
NUMBER                             DOCUMENT
-------                            --------
  10.13  Internet Services and Products Agreement dated as of April
         29, 1996, by and between the Registrant and Exodus
         Communications, Inc. (Incorporated by reference from
         Beyond.com's Registrations Statement on Form S-1 (Reg. No.
         333-51121), as amended, filed with the Commission on June
         17, 1998).
  10.14  Agreement dated as of December 19, 1995, by and between the
         Registrant and the United States Department of Defense, DFAS
         (#N00140-96-G-D115) (Incorporated by reference from
         Beyond.com's Registration Statement on Form S-1 (Reg. No.
         333-51121), as amended, filed with the Commission on June
         17, 1998).
  10.15  Agreement dated as of June 12, 1998, by and between the
         Registrant and United States Department of Defense, Defense
         Logistics Agency (#N00140-98-D-1756) (Incorporated by
         reference from Beyond.com's Quarterly Report on Form 10-Q
         filed with the Commission on August 14, 1998).
  10.16  Agreement dated as of September 11, 1998, by and between the
         Registrant and the United States National Imaging and
         Mapping Agency (NIMA Contract #N00140-98-D-2139)
         (Incorporated by reference from Beyond.com's Quarterly
         Report, as amended, on Form 10-Q/A filed with the Commission on November 20, 1998).
  10.17  Offer letter for Ronald S. Smith (Incorporated by reference from Beyond.com's Quarterly Report on Form 10-Q filed with the Commission on August 15, 2000).
  10.18  Offer letter for Curtis A. Cluff (Incorporated by reference from Beyond.com's Quarterly Report on Form 10-Q filed with the Commission on August 15, 2000).
  10.19  Offer letter for John P. Barratt (Incorporated by reference from Beyond.com's Quarterly Report on Form 10-Q filed with the Commission on August 15, 2000).
  10.20  Offer letter for Bonnie Charboneau-Fowler (Incorporated by reference from Beyond.com's Quarterly Report on Form 10-Q
         filed with the Commission on August 15, 2000).
  10.21  Offer letter for Eric A. Chatham.*
  10.22  Offer letter for Ronald S. Hulse.*
  10.23  Offer letter for Barry J. Shotts.*
  10.24  Lease Agreement dated August 27, 1999, by and between WMP II
         Real Estate Limited Partnership and the Registrant.*
  10.25  Purchase and Distribution Subcontract Agreement by and
         between Intellisys Technology Corporation and the
         Registrant.*
  12.1   Statement Regarding Computation of Ratios of Earnings to
         Fixed Charges.*
  23.1   Consent of Ernst & Young LLP, Independent Auditors.
  23.2   Consent of Morrison & Foerster LLP (included in Exhibit
         5.1).*
  24.1   Power of Attorney (included in the signature page of this
         Registration Statement).
  27.1   Financial Data Schedule.

-------------------------
* To be filed by amendment.